                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                          For the month of April, 2009

                                  TEFRON LTD.
                (Translation of registrant's name into English)

           IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference is an unofficial English translation of the Registrant's annual report for the year ended December 31,
2008 filed with the Israel Securities Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: April 7, 2009

                                       3

1.   CHAPTER 1: DESCRIPTION OF THE GENERAL DEVELOPMENT OF CORPORATE BUSINESS

--------------------------------------------------------------------------------

1.1. INTRODUCTION

     The Board of Directors of Tefron Ltd. has the honor of submitting herewith a description of corporate business as of December 31, 2008, which surveys the corporation and the development of its business during 2008 ("the
     Report period"). The Report has been prepared in accordance with the
     Security Regulations (Periodic and Immediate Reports),1970. The financial data included in the Report are given in dollars unless otherwise indicated. Data shown in this Report which are stated to be correct as of the Report date, are updated to March 15, 2009.

     The essence of the information included in this Periodic Report, including the description of material transactions, has been examined from the
     Company's point of view, and in some cases the description has been widened to give a comprehensive picture of the specific topic.

     This chapter in the Periodic Report, which deals with a description of the
     Company, its development, business and fields of activity, also includes forward looking information, as the term is defined in the Securities Act,
     1968. Forward looking information is uncertain information relating to the future, based on the Group's existing information at the time of publishing the Report, and includes the Group's estimates or intentions correct at the date of publishing the Report, or are not dependent solely on the Group.
     The actual results could be materially different from the estimated results or the results implied by this information. In certain cases, it is possible to identify passages containing forward looking information by the inclusion of phrases such as "The Company/ Group estimates", "The
     Company/Group believes", "The Company/ Group intends", "expected" and so forth, but it is possible that such information will also appear with different wording.

     The Periodic Report with all its parts should be read as one document.

1.2. LEGEND

     For the sake of convenience, in this Periodic Report, the following short forms shall have the meanings given next to them:

     DOLLAR                                 The US dollar

     TASE OR TEL AVIV STOCK EXCHANGE        The Tel Aviv Stock Exchange Ltd.

     TEFRON                                 Tefron Ltd.

     HI-TEX                                 Hi-Tex, founded by Tefron Ltd., a
                                            private company registered in
                                            Israel, fully owned by Tefron

                                       1

     MACRO                                  Macro Clothing Ltd., a private
                                            company registered in Israel,
                                            fully owned (100%) by Tefron.

     AL MASIRA                              Al Masira Textile Company Ltd., a
                                            private company registered in
                                            Jordan, fully owned by Tefron.

     TEFRON USA                             Tefron USA, Inc., a private company
                                            registered in Delaware and fully
                                            owned (100%) by Tefron US Holding,
                                            Inc., which is a company that is
                                            fully owned by the Company.

     THE GROUP/ THE COMPANY/ THE            Tefron, Hi-Tex, Macro, Tefron USA
     CORPORATION/ TEFRON                    and El Masira Textile Company Ltd.

     THE COMPANIES ACT                      the Companies Act, 1999

     THE SECURITIES ACT                     the Securities Act, 1968

     ORDINARY SHARES OF THE COMPANY         Ordinary shares of the Company with
                                            a par value of NIS 10 each.

     THE INCOME TAX ORDINANCE               the Income Tax Ordinance (New
                                            Version), 1961

     NIS                                    New Israeli Shekels

     NORFET                                 Norfet Limited Partnership.

     NYSE, OR THE NEW YORK STOCK EXCHANGE   The New York Stock Exchange, USA

     OTC                                    The OTC Bulletin Board, USA

1.3. ACTIVITY OF THE CORPORATION AND A DESCRIPTION OF THE DEVELOPMENT OF ITS
     BUSINESS

1.3.1. GENERAL:

     Tefron was incorporated in Israel in 1977, as a private company in accordance with the Companies Order [New Version], 1983 and its activity is managed and controlled from Israel. The Company's production work takes place in factories located in Israel, Jordan, and the Far East. The Company is one of the world's leading companies in the development, production, marketing and sales of underwear, sports clothing and swimming and beach wear, sold all over the world to companies that market leading brands such as: Lulu Lemon, GAP, Calvin Klein, Target, Nike, Victoria's Secret, Reebok,
     Patagonia, Lululemon Athletica, and other well known brands in the USA and
     Europe. The Company has the capacity to produce large quantities of high quality products, with design and technology values that meet the various demands of its customers. The Company's production capacity is based on the use of production technologies and methods that have been developed by the
     Company. The Company's products include sportswear, brassieres, vests, underpants, shirts, leotards, support garments, sleepwear, hosiery, leggings, swimwear, beachwear and accessories, including sports item and seamless underwear(1).

                                       2

     The Company uses its advanced production capabilities to supply its customers with products that are fashionable and respond to trends in consumption in its fields of activity, at competitive prices.

1.3.2. AREAS OF ACTIVITY AND PRODUCT LINES

     The Company has two main fields of activity that constitute accounting sectors: the "seamless" activity, and the "cut & sew" activity. The design and development activity for Company products is mainly carried out in
     Israel, while manufacture of the products takes place at its facilities in
     Israel and in Jordan, or through sub-contractors in Israel, Jordan and the
     Far East - depending on the type of product and the level of complexity in its manufacture. Following changes in the business environment, including the continuing erosion of prices and the increasing severity of competition, the Company is moving as much of its non knowledge intensive manufacturing activity as possible out of Israel to destinations where production costs, including labor costs, are lower. Thus, most of the sewing of underwear and sportswear is currently done in Jordan; for the past two years traditional products that are not particularly complex to produce have been made by sub-contractors in the Far East, including India,
     China and Vietnam. The Company's swimwear and beachwear are also made by sub-contractors, mainly in China, as well as in Cambodia and Morocco.

     The Company has three product lines: sportswear, underwear, and beach and swimwear. The underwear and sportswear lines are partly included in the cutting and sewing activity, and partly in the seamless activity. The swimwear line is entirely part of the cutting and sewing activity.

1.3.3. The Group has long term relationships with most of its customers, some of whom have significant market share in certain clothing categories in the countries where those customers operate. The Group's marketing strategy is based on its ability to offer its customer a full service covering product design, development and manufacture, which includes the design, development and manufacture of products tailored to the specific requirements of each customer, making use of advanced production technologies and applying production capacity to the supply of large quantities.

----------

(1)  Seamless products are manufactured using a technology that makes it possible, with one knitting action, to produce almost any final garment using suitable yarns. After the knitting action, the products require dyeing, finishing and a small sewing action.

                                       3

1.3.4. The Company's innovation and its uniqueness find expression in the special production technologies it uses in the two areas of its activity, in the development of new products, made of high quality and innovative fabrics and special yarns developed by the Company, including performance supporting yarns.

1.3.5. Registration for trading on the New York Stock Exchange and the Tel Aviv
     Stock Exchange

     In 1997 the first public offering of Company shares took place on the New
     York Stock Exchange (NYSE). The Company became a public company and its shares were registered for trading on the NYSE. In September 2005, the
     Company registered its shares for trading on the TASE, in addition to the trading on the NYSE.

     Since September 2005, when the Company's shares were registered for trading on the TASE, the Company has published its reports in Israel in the format of a dual company pursuant to Chapter E.3 of the Securities Law.

     In 2006 the Company effected a public issue on the Tel Aviv Stock Exchange of publicly traded shares and options. By means of this issue, the Company raised the amount of 19.5 million dollars.

     On December 22, 2008 the Company's shares were deleted from trading on the
     NYSE, due to a fall in the market value of the Company below 25 million dollars. A short time later, the Company's shares began to be traded on the
     OTC(2). Accordingly, since March 1, 2009 the Company reports according to
     Chapter F of the Securities Act, in addition to its reporting according to the reporting obligations pursuant to the U.S. Securities Exchange Act of
     1934, referring to a foreign issuer whose securities are held by the public
     (Foreign Private Issuer). Since the Company's shares were deleted from trading on the NYSE, the Company is no longer subject to the instructions of the NYSE.

1.3.6. During 2004 the Company entered into an arrangement with two groups of investors and raised from them, in a private issue, 20 million dollars. One of the investors is Norfet, which has an interest in the Company as of the date of this Report.

1.3.7. Milestones in the Company's activity:

     During 1990 the Company marketed for the first time underwear made of cotton with elastic adjustable to the body size.

     During 1997 Hi-Tex was established, under the full control of Tefron, and the Group began production of seamless products.

     During 1999 Tefron acquired full ownership of an American company, and later changed its name to Tefron USA, Inc. (hereinafter: "Tefron USA"), which engaged in the production of seamless products and medical clothing products.

----------

(2)  The OTC is an electronic quoting system, which displays real time: quotes, prices and trade volumes of securities that are traded Over The Counter and not on any of the securities exchanges in the U.S.

                                       4

     During 2001 the Company began a significant transfer of its sewing activity to Jordan.

     During 2002 the Company carried out a reorganization of Tefron USA; it separated the medical textile products division and set up a business partnership with a strategic investor in the field of medical textile products - AlbaHealth Inc. (hereinafter: "AlbaHealth"). In addition, in the course of 2002, the Company began to combine the seamless production activity of Tefron USA with the production activity of Hi-Tex in Israel, a procedure that was completed in the second quarter of 2003.

     During 2003 the Company acquired Macro, which produces, develops, markets and sells swimwear and beachwear.

     During 2003 the Company began to implement a strategy of increasing the number of product lines, including sportswear ("active-wear"), in order to expand the range of the products that it can offer and thus to broaden its customer base.

     During 2004 the Company established some of its marketing activity aimed at customers in the field of sports products, and launched its Sports
     Innovation Division, which was designed to broaden its customer base to customers marketing sports products, active wear and performance wear products.

     During 2006 Tefron USA sold its holdings in AlbaHealth to AlbaHealth (which is held by a third party that is not connected to the Company) for 13 million dollars, of which 10 million dollars were paid in cash and the balance will be paid by January 1, 2012 according to a second degree debit note. For further details see section 4.13 below (Material Agreements).

     During 2006 the Company set up a Center for Excellence in collaboration with Nike.

     On December 18, 2008, the Company published notice of a general meeting
     (Proxy Statement), in which, among other things, the unification of the
     Company's share capital at a ratio of 10 to 1 and an increase in the
     Company's registered capital of about 40% were raised for approval.

                                       5

1.3.8. STRUCTURE OF THE COMPANY'S HOLDINGS IN IMPORTANT SUBSIDIARIES AS OF
       31.12.2008

     HOLDINGS DIAGRAM

     The following diagram shows the structure of Company holdings:

New Net Industries
Ltd.

Macro  Clothing Ltd.

Hitex, founded by
Tefron Ltd.

Tefron Holdings
Ltd. (98)

Tefron

UK, Limited

Tefron

Macro

HK

Limited

Al Masira Textile
Company Ltd.

Tefron Holding Netherland B.V

Tefron SA

(Inactive
company)

JBA

Production SA

(Inactive
company)

Tefron US

Holdings, Corp

Tefron USA, Inc

Tefron Ltd.

                                       6

1.3.9. CHANGES IN CORPORATE BUSINESS

     1.3.9.1. THE EFFICIENCY PLAN 2009: In view of the Company's financial results, among other things, due to the global economic crisis and its consequences, the Company decided in the course of February 2009 to implement an overall efficiency plan. In this context the Company decided to streamline all its production facilities, including by combining several production sites operating in Jordan into fewer, larger production facilities, improving the utilization of knitting capacity and reducing knitting costs, changes in the development processes (in order to meet the dictates of production right at the development stage), assimilation of an advanced system of quality assurance, with precise feedback for the production process, reduction in gaps of time between the various production stages in favor of reducing lead time for customers, reducing wastage and reducing the
          Company's workforce by about 15%. In addition, the Company decided to expand its marketing activity in Europe, and to market to customers in the local market and open factory shops in Israel, as part of the
          Company's strategy of increasing its ability to make use of surplus finished products and raw materials.

          In addition, at the end of 2008 the Company closed its dyeing factory in Israel, which provided only a small part of the dyeing activity for its products. The Company transferred all its dyeing activity to sub-contractors, which it has known for many years and with whom it has long term intensive commercial relations.

          As of the date of this report, the Company has completed the implementation of most of the efficiency plan. The Company estimates that the plan will bring about significant savings in costs in the course of 2009.

     1.3.9.2. TRANSFER OF THE ACTIVITY OF TEFRON TO HI-TEX: In order to streamline the Company's management, operations and how it conducts its contacts with customers and suppliers, during January 2009 the
          Group concentrated all its sportswear and underwear activity in
          Hi-Tex, and left the swimwear activity in Macro. For that purpose,
          Tefron transferred most of its assets to Hi-Tex against a further allocation of shares in Hi-Tex, in accordance with section 104 of the
          Income Tax Ordinance. Since January 2009, the Company's arrangements with all its customers and most of its suppliers in connection with underwear and sportswear are conducted solely through Hi-Tex, compared to previous situation, when customers and suppliers were required to enter into separate agreements with Tefron and Hi-Tex. As of the date of this Report, Tefron is managing the activity of Hi-Tex, Macro and the other companies in the Group, while most of the assets and liabilities are held by Hi-Tex and Macro, all of whose shares are owned by Tefron.

                                       7

1.4. AREAS OF ACTIVITY

     The Company has two areas of activity that are reported as business sectors in its consolidated financial reports at December 31, 2008: (a) the area of seamless products, (b) the area of cut & sew activity (hereinafter, both together: "the areas of activity"). Below is a brief description of each area of activity:

1.4.1. SEAMLESS KNITTING ACTIVITY

     In this area of activity the Company designs, develops, manufactures, markets and sells underwear and sportswear items for men and women with no seams to customers in the USA, Canada, Europe and the Far East.

1.4.2. CUT & SEW ACTIVITY

     In this area the Company designs, develops, manufactures, markets and sells underwear and sportswear for men, women and children, mainly to the large retail chains in the USA and to companies that have some of the leading brands in the USA. In addition, in this area the Company is also engaged in the design, development, manufacture, marketing and sales of swimwear and beachwear, to retail chains and companies with the leading brands in the
     USA, Europe and Israel.

1.5. INVESTMENTS IN CORPORATE CAPITAL AND TRANSACTIONS IN ITS SHARES

     On April 19, 2007 Mackpel Industries Ltd. sold during trading on the stock exchange, 2,852,510 ordinary shares of the Company (the equivalent of
     285,251 shares after consolidation of shares(3)), which constituted 14.09%
     of its issued and paid up share capital, at an average price of $9.89 per ordinary Company share with a par value of NIS 1.

     After the sale of the shares by Mackpel Industries Ltd. and as a result of the sale, Mackpel Industries Ltd., Arieh Wolfson, Ziggy Rabinowitz and Riza
     Holdings Ltd. ceased to have an interest in the Company.

1.6. DISTRIBUTION OF DIVIDENDS

1.6.1. DIVIDENDS THAT THE CORPORATION DECLARED AND DISTRIBUTED IN THE LAST TWO
       YEARS:

---------------------- -------------------- --------------------- ---------------------
                                                MANNER OF
                                            DISTRIBUTION (CASH/    PERMITTED/ APPROVED
     PAYMENT DATE       AMOUNT DISTRIBUTED       OTHER)               BY THE COURT
---------------------- -------------------- --------------------- ---------------------
       1.5.08            8,000 [thousand            Cash               Permitted
                           dollars](4)
---------------------- -------------------- --------------------- ---------------------

----------

(3)  In the course of January 2009, the Company completed a consolidation of its share capital at a ratio of 10 to 1, and an increase of its registered capital by about 40%.

(4)  The dividend that was distributed amounted to 0.377 dollars per share.

                                       8

1.6.2. EXTERNAL RESTRICTIONS ON THE CORPORATION'S ABILITY TO DISTRIBUTE
       DIVIDENDS

     The external restriction on the Company's ability to distribute dividends, which could affect its future ability to distribute dividends, is the
     Company's obligation in favor of banks in Israel, under which (1) the
     Company's equity shall be no less than 20% of the balance sheet; (2) the
     Company's equity shall be no less than 40 million dollars, and (3) the total amount of long term loans divided by EBITDA shall be no less than 6.
     As of December 31, 2008 the Company is complying with this obligation. For further details of this obligation, see section 4.12 in this chapter.

1.6.3. DIVIDEND DISTRIBUTION POLICY

     As of the date of filing this periodic report, the Company has no policy of dividend distribution. The Company's board of directors from time to time examines the distribution of dividends according to the Company's financial results and financial and other needs, subject to the provisions of the law.

                                       9

2.   CHAPTER 2 - OTHER INFORMATION

--------------------------------------------------------------------------------

2.1. FINANCIAL INFORMATION REGARDING THE CORPORATION'S AREAS OF ACTIVITY

     The Group has two areas of activity that are reported as operating sectors in the Company's consolidated financial reports at 31.12.08 (see also note
     23 of the Company's financial reports at 31.12.08):

     THE AREA OF SEAMLESS ACTIVITY: in this area the Company develops, designs, manufactures, markets and sells seamless items, with special features that support the activities for which they are designed, as underwear, outerwear and sportswear, for women and men, manufactured using advanced technology.

     THE AREA OF CUT & SEW ACTIVITY: In this area the Group develops, designs, manufactures and sells underwear, swimwear and sportswear made by the "cut
     & sew" method. Work using this method involves production at several work stations (knitting, cutting, ironing, dyeing and sewing).

     Below are the Company's consolidated financial data, divided into areas of activity, in thousands of dollars (for further details see note 23 of the
     Company's financial reports, Part 3 of this Report):

---------------------------------------------------------------------------------------------------------
                                 SEAMLESS         CUT & SEW       ADJUSTMENTS FOR
                                 ACTIVITY         ACTIVITY          CONSOLIDATED         CONSOLIDATED
---------------------------- ----------------- ---------------- --------------------- -------------------
2008 - THOUSANDS OF DOLLARS
---------------------------------------------------------------------------------------------------------
1.     Income from
       external sources           86,265           87,564                -                 173,829
------ --------------------- ----------------- ---------------- --------------------- -------------------
2.     Costs                     102,069           90,988                -                 193,057
------ --------------------- ----------------- ---------------- --------------------- -------------------
3.     Operating loss            (15,804)          (3,424)               -                 (19,228)
------ --------------------- ----------------- ---------------- --------------------- -------------------
4.     Total assets at
       31.12.08                   99,012           32,720                -                 131,732
------ --------------------- ----------------- ---------------- --------------------- -------------------
2007 - THOUSANDS OF DOLLARS
---------------------------------------------------------------------------------------------------------
1.     Income from
       external sources           81,594           77,020                -                 158,614
------ --------------------- ----------------- ---------------- --------------------- -------------------
2.     Costs                      82,027           74,751                -                 156,778
------ --------------------- ----------------- ---------------- --------------------- -------------------
3.     Operating income
       (loss)                       (433)           2,269                -                   1,836
------ --------------------- ----------------- ---------------- --------------------- -------------------
4.     Total assets at
       31.12.08                  109,557           51,183                -                 160,740
------ --------------------- ----------------- ---------------- --------------------- -------------------

                                       10

2.2. NATURE OF ADJUSTMENTS FOR CONSOLIDATED

     There are no transactions between related companies operating in different areas.

2.3. DEVELOPMENTS DURING THE LAST TWO YEARS

     For explanations of the developments in each of the aforesaid items and in other major data items, see sections 1 to 3 of the Board of Directors
     Report, Part 2 of this Report.

2.4. THE GENERAL ENVIRONMENT AND THE IMPACT OF EXTERNAL FACTORS ON CORPORATE
     ACTIVITY

     The group is exposed to trends, events and developments in the clothing industry worldwide and in the global economy, which could have an effect on the Group's activity and on its competitors, as described below.

2.4.1. ECONOMIC SITUATION IN TARGET MARKETS AND PLACES OF PRODUCTION

     During 2008 there were significant fluctuations in the global financial markets, fluctuations that reached another peak during the months
     September-October 2008, with the collapse of a number of the largest financial bodies in the USA and other countries, and of stock markets worldwide. The economic and financial crisis arose following a crisis in the sub-prime mortgage market that started in the second half of 2007 and which swept away other financial sectors. Among other things, the financial crisis caused severe damage to global capital markets, leading to drops and extreme fluctuations in the security exchanges in Israel and worldwide, plus a worsening of the credit crisis that began in the wake of the sub-prime mortgage crisis. After these events, various steps were taken in several countries and by central banks, including injections of cash to financial institutions and companies, and reductions in interest rates, but there is no certainty that these steps will halt or even moderate the crisis. In recent months the financial crisis began to be translated into a real economic crisis and various economies, including the economy of the
     USA, important economies in Europe, and the economy of Israel went into a recession and there was a wave of closures and layoffs of workers in many different industries. As of the Report date, it appears that the direct economic consequences of the crisis have not yet been fully realized. The economic situation and the slowdown in target markets could have an effect on the consumption habits of customers in the Company's fields of activity and on the scale of purchases. Consequently, the Company's customers could reduce the size of their orders, change the payment terms, limit their purchase prices to a lower price range, and try to change the purchase terms. The economic situation has even increased the level of risk involved in the activities of all the Company's partners - customers, sub-contractors, (including an important contractor in the area of dyeing)
     and suppliers - and the risk that they will become insolvent. The Company is exposed to non-payment by customers who become insolvent, even after the
     Company has supplied the orders from these customers, which are usually filled without the customers providing any security for payment of their debt. In addition, the Company's suppliers and sub-contractors could also encounter financial difficulties, forcing the Company to find alternative suppliers and sub-contractors with little warning. As a result, the Company could be late in supplying goods to its customers. Risks connected to the economic climate in the world, in Israel, in target markets and in general could have an impact on the Company's sales, on its ability to fill customer orders, and to operate its entire production facility.

     The Company is working to balance the distribution of the economic burden and the commercial risk between it and its suppliers and customers by making similar demands of its suppliers to the demands made of it by its customers.

                                       11

2.4.2. FINANCING

     Changes in the worldwide availability of sources of credit, due among other things to the global crisis described above, could affect the Company's cash flow. At present the Company is required to finance the process of production and sup0ply to customers over a period of about 150 days (from the date of payment for raw materials, during production and up to the date of collection from the customer). In order to allow the Company to run a broad range of operations while preserving its ability to deal with fluctuations in its cash flows, the Company needs sources of financing that are available at any time.

2.4.3. FLUCTUATIONS IN EXCHANGE RATES AND INFLATION

     Fluctuations in the exchange rates of various currencies have a significant effect on the results of Company activity, particularly in view of the fact that the Company's sales are largely made to the USA in dollars while a considerable portion of its expenses are in NIS. In order to limit the
     Company's exposure to fluctuations in the exchange rates of the various currencies, the Company occasionally takes steps to protect itself against losses arising from changes in the shekel-dollar and euro-dollar exchange rates.

2.4.4. GROWING COMPETITION WORLDWIDE

     The clothing industry is fundamentally competitive and the Company has to deal with price cuts and the production and supply capacity of competing manufacturers. Most competition with other manufacturers in the clothing industry focuses on reducing production costs, reducing supply lead times, design, product quality, and efficiency of supply to the customer. Since production costs depend to a large extent on labor costs, in recent years most production in the industry has been moved to countries where the labor costs are low. The Company has to deal with producers of underwear, sportswear and swimwear, many of whom have a lower cost base, longer operating experience, a broader customer base, closer geographical proximity to customers and larger sources of finance than the Company.
     Increased competition, whether direct or indirect, could limit the
     Company's income and its profits due to the pressure to reduce prices, loss of market share and other factors.

     In addition, the Company's competing manufacturers from the Far East have established relationships with the Company's customers which erode the prices of some of the Company's cut & sew products and reduce the quantities of sales of these products.

     Therefore products whose manufacturing processes involve many hours of human labor and are not based on the Company's special technologies, are almost all manufactured through sub-contractors in the Far East and Jordan.
     The Company is examining the possibility of transferring more of its production activity to countries where labor costs are low.

                                       12

     The Company cannot be certain that its customers will not ask for production of Company products by means of third parties, including direct contacts with sub-contractors who are currently working through the
     Company.

     For activities that are technology intensive, the Company develops and innovates in order to maintain its position as a world leader in seamless products, although it is unable to ensure that its competitors will not acquire a similar level of automation and catch up with the Company's developments in this field as well.

     The worsening of the economic situation is also leading to stiffer competition - including the competition faced by the Company's customers, and price competition since manufacturers and marketers want to move their stock, even if this means cutting prices.

     In order to cope with competition worldwide, the Company develops advanced products that are sometimes complicated to produce, and supplies them in quantities that meet its customers needs. As a result the Company sometimes has to deal with operating difficulties arising from the complexity of production and having to deal with small production runs.

     For further details of the competition in the Company's areas of activity, see sections 3.1.6 and 3.7 below, concerning competition in the area of seamless activity, and sections 3.10.6 and 3.15 below, concerning competition in the cut & sew area of activity.

2.4.5. CHANGES IN FASHION AND CUSTOMER PREFERENCES

     The clothing industry is subject to changes in customer preferences and fashion. The Company develops, designs and manufactures products based on its understanding of the tastes of end users and the prices they are willing to pay for its products. If the Company fails to correctly predict such tastes and preferences, these consumers could limit the size of their orders from the Company or demand lower prices for its products.

2.4.6. CHANGES IN THE COSTS OF RAW MATERIALS

     The Company's cost base is affected by fluctuations in the prices of raw materials. The Company uses cotton, spandex and various polymer yarns as well as elastic materials in its production. The Company's financial costs, as a garment producer, are significantly affected by the prices and availability of its raw materials. The Company has no real influence on fluctuations in raw material prices, except by exploiting opportunities to purchase raw material at attractive prices in certain circumstances.

     During 2008 there was a relative rise in the prices of raw materials, mainly due to a decline in the dollar rate against most other currencies in the world, and a rise in the prices of inputs worldwide.

                                       13

2.4.7. INCREASES IN THE COST OF PURCHASING FINISHED PRODUCTS FROM MANUFACTURERS
       IN THE FAR EAST AND IN THE LABOR COSTS OF SUB-CONTRACTORS IN THE FAR EAST
       AND JORDAN

     In recent years there has been an increase in the cost of purchasing finished clothing items from sub-contractors in the Far East and Jordan, due mainly to the increase in wage costs and associated costs of production in these countries, and from the strengthening of local currencies against the US dollar. The Company purchases and produces some of the products that it sells using sub-contractors and its own factories in the Far East and
     Jordan, and therefore it is affected by these price rises. Since some of the production of Company products takes place in countries of the Far East and in the Middle East (both in house production in factories owned by the
     Company and through sub-contractors), the Company is affected by the price rises described above. Recently the Company has also begun to manufacture some of its swimwear in Morocco, and it continues to examine the financial feasibility of using sub-contractors in various countries, including Egypt.

2.4.8. CHANGES IN GLOBAL FREE TRADE AGREEMENTS THAT ARE LIABLE TO RESULT IN A
       CHANGE IN THE REGIME OF CUSTOMS AND QUOTAS IN COUNTRIES WHICH ARE THE
       COMPANY'S MAIN TARGET MARKETS

     The Company, like other companies in the clothing product industry, benefits from free trade agreements between Israel and the United States,
     Canada, the European Union and the European Free Trade Association. The
     trade agreements enable the Company, like other companies in the clothing product industry, to sell the products manufactured in Israel to the United
     States, Canada, and member states of the European Union and European Free
     Trade Association, exempt from customs and import quotas. The United States extended the benefits under the United States - Israel Free Trade Agreement to goods processed in the free trade area in Jordan, and therefore, the
     Company can export exempt from tax and quotas those products whose manufacturer was partly carried out (the sewing) in Jordan. In addition, as a result of the free trade agreement between the European Union, the United
     States and Egypt, products manufactured in Egypt can also be imported to the countries of the European Union, as well as to the United States, exempt from tax and quotas.

     Some of the states which have free trade agreements with the United States,
     Canada and the European Union, represent a source of manufacturers who compete with the Company - either because of the cheaper manpower, or the because of the lower costs of transhipment of products and the shorter supply times.

     The recent period has been a period of change in the international business environment in which the clothing product industry works, arising from a trend of removing quotas for imports to the United States and the European
     Union from all countries of the world, with most of the quotas removed in
     2006, except for quotas for the import of certain products from China. With effect from January 1, 2009, the quotas on the import of products from
     China to the United States and to the European Union were also removed. The removal of quotas increases competition and leads to a further erosion in the selling prices of the Company's products.

                                       14

2.4.9. POLITICAL RISKS

     The Company's knitting mills are located in the Misgav Industrial Zone in
     Israel. In addition, most of the Company's sewing activity is carried out in Jordan, with the Company's products transferred, back and forth, from
     Israel to Jordan. Therefore, the security situation on the northern border is liable impair the activity of its plant in Misgav. In addition, the security situation between Israel and the Arab countries in general, and the Palestinians in particular, is likely to impact the Company's ability to operate in Jordan in general, or its ability to operate freely and easily in Jordan.

                                       15

3.   CHAPTER 3 - BUSINESS DESCRIPTION OF THE COMPANY BY AREA OF OPERATION

--------------------------------------------------------------------------------

The following is a detailed description of the Company's areas of operation: The
"seamless" operation and the "cut & sew" operation.

                       SEAMLESS PRODUCTS AREA OF OPERATION

3.1. GENERAL INFORMATION ON THE AREA OF OPERATION - SEAMLESS OPERATION

     As a part of this area, the Company is engaged in the development, manufacture, marketing and sale of seamless products, with unique characteristics that support the activity for which they are intended, in the area of underwear, outerwear and sportswear, for men and women.

     The Company's development, design and production activities in the seamless product area are conducted at its plant in the Tardion Industrial Zone in
     Misgav, Israel. The selling and marketing activities are conducted by the
     Group's employees in the United States, Europe and in Israel.

     The Company invests great efforts in order to expand its activity in this area, in which the Company has a considerable competitive advantage in relation to its rivals, due to both the large number of Santoni machines at its disposal and to the unique technologies used by the Company in this manufacture. Santoni machines are sophisticated knitting machines, which manufacture an almost complete product from thread. The products, planned in their details, divided into the various characteristics of all areas of the article of clothing, are knitted entirely using Santoni machines.

     The Company believes, on the basis of its experience in the relevant markets, that the scope of the wholesale market for seamless knitted products, in customers and categories in which the Company is active, is estimated at about US$ 1.25 billion per annum.

3.1.1. CHANGES IN THE SCOPE OF ACTIVITY IN THE AREA AND ITS PROFITABILITY -
       "SEAMLESS" AREA OF OPERATION

     Sales in this area of activity during 2008 increased, but nevertheless, because of operating difficulties faced by Hi-Tex (that is, problems in the seamless field of activity), the weakening of the dollar, a higher than usual reduction in inventory, the decrease in value of fixed assets and the cost of air freight required to meet supply dates for customers, there was a decrease in profitability of this field of activity, which led to losses in this area.

     The global recession and the decline in the level of consumption impact the extent of demand for the Company's products and are liable also to impact the type of products that customers prefer to buy. Until the beginning of
     2009, there were no signs of the crisis in the Company's activity, and the
     Company does not foresee that they will have any significant effect on the results for the first quarter of 2009. At the same time, starting from the second quarter of 2009, a significant drop in Company sales is expected, including in this area of activity. Among other things, the Company expects a significant drop in its sales to its two main customers, Nike and
     Victoria's Secret.

                                       16

     The Company is currently undertaking efficiency measures to adjust its level of activity and the extent of its expenses to its expected scope of sales. In addition, the Company is taking steps to expand its customer base and to increase its sales to existing customers, so as to compensate for the decline in sales of existing customers, and particularly to the
     Company's most important customers. However, the Company estimates that an increase in its sales to existing customers and sales to new customers will only partially compensate for the decline in its sales to its most important customers.

     The information relating to the effects of the world recession and the information relating to expected changes in the size of Company sales, is prospective information as defined in the Securities Law. Prospective information is uncertain with regard to the future, based on information or assessments in the Company and includes intentions of estimates made by the
     Company as of the date of publishing this report or that do not depend solely on the Company. It is possible that this information, in whole or in part, will not materialize or may turn out differently, inter alia, for the following reasons: changes in the exchange rate of the dollar against other currencies, the global crisis, changes in the requirements of the relevant market, changes in competition, etc.

3.1.2. DEVELOPMENTS IN MARKETS OF THE AREA OF OPERATION AND CHANGES IN THE
       CHARACTERISTICS OF ITS CUSTOMERS - SEAMLESS OPERATION

     The target markets for the Company's customers in the seamless operating area are the United States, Europe and Israel. The changes in the economic situation in these markets, as reflected in the recent period - recession, a fall in consumption and continual pressure on falling prices, are liable to impact the extent of the Company's sales.

     In addition, the clothing industry is subject to changes in fashion preferences and fashion trends. These changes lead to (a) a shortening of supply times required by the customers, (b) an increase in the number of collections of the products which are required and (c) a reduction in the scope of the production runs. These trends in the consumption hinder operation and production and compel the Company to adapt the management of its manufacturing system to the said trends.

     Indeed, during the whole of 2008, the Company withstood and is still facing operating difficulties in the seamless area of activity, which impact the
     Company's profitability. The Company is intensively and continually examining the entire manufacturing system with the purpose of locating specific and systemic weaknesses, As well as the efficiency procedures conducted by the Company in 2008, with effect from the first quarter of
     2009, the Company has implemented an improvement program in the operations area, as described in section 1.3.9.1 above.

                                       17

3.1.3. CRITICAL SUCCESS FACTORS IN THE AREA OF ACTIVITY AND THE CHANGES THAT
       HAVE TAKEN PLACE - "SEAMLESS" AREA OF OPERATION

     According to the Company's assessment, there are a number of principal factors on which success in this area of activity depends, the most import of which are as follows:

     3.1.3.1 Management of systems of long-term relationships with customers.

     3.1.3.2 The investment of resources in operating the activity and quality management of this area, in order to enable its technological advantage and its capacity for innovation by virtue of which the
          Company is considered a global leader in this activity.

     3.1.3.3 The investment of resources in the design and development departments, with a constant focus on local and world developments in the underwear and sportswear industry and on the tastes of customers and end consumers and the design and development of fashion collections and advance and innovative products, which preserve the
          Company's competitive advantage.

     3.1.3.4 The adaptation of the products to the changing fashion edicts and the needs of the relevant customers and end consumers, focusing on constant innovation.

     3.1.3.5 Maintenance of an effective marketing system that enables an intensification of relations with existing customers, to engage with new customers in the existing markets and in new markets and to establish relations with them.

     3.1.3.6 Maintenance of a wide range of suppliers producing quality raw materials, including those raw materials especially developed by/for the Company.

     3.1.3.7 Maintenance of the quality of production and quality control for products in accordance with specifications and requirements of the
          Company and the customers.

     3.1.3.8 Utilization of the Company's economies of scale, both in the extent of purchase orders on the part of customers and in the number of items ordered from each model manufactured, which helps to reduce production costs.

     3.1.3.9 An effective operating system and supply chain providing full support for the sales requirements and compliance with supply times, which have been shortened in past years.

     3.1.3.10 Continuing development and improvement of production technologies in order to retain the Company's competitive advantage in this field.

     According to an assessment by the Company, these success factors received redoubled force in view of the changes in the business environment, which were reflected in the intensification of competition, the erosion of selling process and a shortening of supply times.

                                       18

3.1.4. PRINCIPAL BARRIERS TO ENTRY OF THE AREA OF ACTIVITY AND THE CHANGES THAT
       HAVE TAKEN PLACE THEREIN - "SEAMLESS" OPERATION

     The Company are of the opinion that the main barriers to entry to the area of activity are as set forth below:

     3.1.4.1 Technological know-how, advanced machines, advanced manufacturing techniques and ability to develop advanced raw materials, cloth and products.

     3.1.4.2 Acquaintance with and understanding of the requirements of the fashion market and consumer tastes.

     3.1.4.3 Stable and long-term relationships with the large customers and marketers of the leading brands throughout the world.

     3.1.4.4 A stable and reliable manufacturing capacity, for competitive prices and good quality.

     3.1.4.5 Innovation in the development and design of fashion products and performance.

     3.1.4.6 The major customers mostly require an undertaking by the manufacturer to undergo compliance procedures, which examine the plant's qualification for their requirements. In addition, during the period of engagement, these customers usually make periodic checks of the manufacturing system. Failure to comply with the quality requirements and standards stipulated by the customer is likely to result in a termination of the engagement with it.

3.1.5. SUBSTITUTES FOR PRODUCTS OF THE AREA OF ACTIVITY AND CHANGES THAT HAVE
       TAKEN PLACE THEREIN - "SEAMLESS OPERATION

     The products of the Company in this area of activity have alternative products, both of wholesalers and of manufacturers marketing products that are similar in design to the Company's products, sometimes also in the quality, even if they are not seamless. The Company takes steps to strengthen and preserve the advantage that its products have over the alternative products, by the segregation and prominence in innovation and quality.

3.1.6. STRUCTURE OF COMPETITION IN THE AREA OF ACTIVITY AND CHANGES THAT HAVE
       OCCURRED THEREIN - "SEAMLESS" OPERATION

     The clothing industry, in general, continues to be characterized in recent years by fierce competition and by a decline in production costs and prices to the consumer as a result of transferring a substantial part of the production to subcontractors in the Far East. However, in the seamless operation, the Company is the one of the world's leaders, and therefore, as long as the Company succeeds in supplying leading, good quality, products in the required times and at competitive prices, it can enjoy a significant competitive advantage. However, if any of the abovementioned conditions are breached, the Company's customers are liable to prefer to purchase alternative products from various manufacturers in the business of cutting and sewing, forfeiting the standard of innovation and the quality existing in "seamless" products.

     For further details regarding competition in the Company's area of operations, see paragraph 3.6 below.

                                       19

3.2. PRODUCTS AND SERVICES - "SEAMLESS" OPERATION

3.2.1. MAIN PRODUCTS AND SERVICES - THE "SEAMLESS" AREA OF ACTIVITY

     In the area of underwear, the Company develops and provides manufacturing services for men's and women's underpants, vests, shirts, brassieres and other products. In the area of sportswear, the Company develops and provides manufacturing services for shirts, trousers and jackets, mainly used as the first layer of clothing worn on the body. The global market in which the Company sells its underwear products and sportswear products is the American market. However the Company is taking steps to expand the extent of its sales in this area, both in Europe and in Israel.

3.3. SEGMENTATION OF THE REVENUES AND PROFITABILITY OF CUSTOMERS AND SERVICES -
     "SEAMLESS" OPERATION

     Data on the segmentation of the revenues and profitability of customers and services for 2008 are as follows:

---------------------------------- --------------------- ----------------------
         US$ IN MILLIONS                UNDERWEAR             SPORTSWEAR
---------------------------------- --------------------- ----------------------
Revenues                                   57.7                  28.6
---------------------------------- --------------------- ----------------------
Percentage of total corporate
revenues                                   66.8%                 33.2%
---------------------------------- --------------------- ----------------------

     The amount of gross loss of the sales of the "seamless" sector in 2008 is
     US$ 4 million.

     The gross loss as a percentage of the total sales of the "seamless" sector in 2008 is 4.7%.

3.4. CUSTOMERS - THE "SEAMLESS" ACTIVITY

3.4.1 The Company's customers in the area of seamless activity include some of the leading distributors of the leading brands in the world, who purchase from the Company their most advanced products in the sports and underwear field.

3.4.2 The Group's significant customers, sales to whom accounted for more than
     10% of the Company's consolidated sales, include:

     3.4.2.1 VICTORIA'S SECRET - Sales to this customer in 2008 in the seamless operation amounted to US$ 34.4 million (around 39.8% of total sales in the seamless area of operation), compared to US$ 33.2 million in 2007
          (around 40.7% of total sales in the seamless area of operation). Total sales to this customer in all the Company's fields of activity accounted for 31.6% of total consolidated sales in 2008 and 39.1% of total consolidated sales in 2007.

     3.4.2.2 NIKE - Sales to this customer in 2008 in the seamless operation amounted to US$ 22.8 million (around 26.4% of total sales in the seamless area of operation), compared to US$ 24.4 million in 2008
          (around 29.9% of total sales in the seamless area of activity). Total sales to this customer in all the Company's fields of activity accounted for 23.2% of total consolidated sales in 2008 and 23.6% of total consolidated sales in 2007.

                                       20

     3.4.2.3 For further details of the expected drop in the scope of sales to the Company's significant customers, Nike and Victoria's Secret, see section 3.1.1 above.

     3.4.2.4 For a breakdown of sales according to geographical association, see
          Note 23c in the Company's financial statements, Part C of this Report.

3.4.3 NATURE OF COMMITMENT WITH THE SIGNIFICANT CUSTOMERS OF THE GROUP -
      "SEAMLESS" AREA OF OPERATION

     The Group maintain a system of long-term relationships with its customers.
     The network of relationships between the Group and its significant customers are usually arranged by a general agreement in a standard format prepared unilaterally by the customer, and in the customer's purchase orders in the Group. The general agreement includes general provisions applicable to all of the customer's suppliers, with regard to the customer's relationships with the Group, including basic terms for performing the work, product quality conditions, compliance with material legal provisions, liability for the quality of products, liability for timely supply, provisions regarding seconds and rejects, protection of the customer's intellectual property rights, fines for quality problems and for lateness in supply, etc. The general agreement does not include provisions relating to an contractual engagement with a specific supplier, e.g., periods for the agreement or order quantities, and is not specific to a certain supplier.

     The terms of payment made by the Company's significant customers are between 30 and 60 days from the date of supply and the issue of an invoice.

     The supply times for goods to customers are determined by the purchase order and they vary from order to order.

     The Company's contractual engagements with its customers in the purchase orders are made on a basis of the development of a project, a series of products or a product, at the customer's request or at the Company's initiative. The work process with the customer begins, usually, a number of months prior to the date on which the finished products are supposed to reach the shelves in the stores. At the first stage in the process, the product is developed according to the customer's ideas, notes or wishes or at the Company's initiative which the customer chose to adopt. In the next stage, the Company prepares samples of products until final approval is given by the customer. After completion of the product file, the latter is transferred for production in the Company's plants. At the final stage of production, the products are sent in accordance with the agreement with the customer and the stipulated timetable. Usually, the distribution of the products to the customer's various stores is carried out by the customer.

3.4.4 DEPENDENCE ON A SINGLE CUSTOMER - "SEAMLESS" AREA OF ACTIVITY

     The Company believes that a significant reduction in the level of sales to
     Victoria's Secret and/or to Nike would significantly impair the results of operation of the seamless operation, as well as the consolidated operating results.

                                       21

3.5. BACKLOG OF ORDERS - "SEAMLESS" OPERATION

     The Company's sales are based on specific orders received by the Company.
     The Company begins the manufacturing processes immediately following the receipt of the aforesaid orders.

     Because of the structure of the industry and the method of engagement characterized in ad hoc orders, the Company has a backlog of orders referring to a relatively short period of between three and five months.
     Therefore, the Company is of the opinion that the backlog of orders does not give a complete indication of the scope of orders as it will actually turn out during the year.

     A summary of the breakdown of the Company's order backlog in the coming quarters, in which income recognition is expected (US$ in millions) is as follows:

------------------------------ -------------------------------- --------------------------------
                                   BACKLOG OF ORDERS AS OF          BACKLOG OF ORDERS AS OF
                                      DECEMBER 31, 2008                  MARCH 15, 2009
------------------------------ -------------------------------- --------------------------------
First quarter 2009                                       19,091                           19,823*
------------------------------ -------------------------------- --------------------------------
Second quarter 2009                                       4,571                           12,617
------------------------------ -------------------------------- --------------------------------
Third quarter 2009                                            -                              258
------------------------------ -------------------------------- --------------------------------
Fourth quarter 2009                                           -                                -
------------------------------ -------------------------------- --------------------------------
Total                                                    23,662                           32,698
------------------------------ -------------------------------- --------------------------------

     *    Including orders supplied this quarter.

3.6. COMPETITION - "SEAMLESS" OPERATION

3.6.1 GENERAL - "SEAMLESS" OPERATION

     The Company operates in areas of activity that are considered competitive.
     Competition in the seamless area of activity revolves around four main parameters: the price of the product, its quality, its innovativeness and level of customer service. The Company believes that it has a number of advantages compared to its competitors, inter alia, due the following reasons:

     3.6.1.1 Manufacturing capacity: high manufacturing capacity through a large number of sophisticated machines and leading technological knowhow.

     3.6.1.2 Modern quality product lines - the Company supplies a wide selection of high quality fashion product lines, keeping up to date in the area of design, development and manufacturing technology, which are reflected in the standard of the end product.

     3.6.1.3 Long-term networks of relationships with leading brands - The
          Company has developed long-term networks of relationships with its customers. Even though the Company's agreements with its customers are mostly for the short-term and do not contain an undertaking for a minimum level of purchases or for any purchases at all, the Company has retained business contacts with most of its major customers throughout a period of more than five years. Design and development teams and the Company's technological experts work with the customers with the object of supplying a complete comprehensive package of services, inter alia the design, development and manufacture of new product lines.

                                       22

     3.6.1.4 Unique status of free trade areas - the Company's activity in
          Israel and Jordan, the United States and Europe allow it to enjoy the beneficial trade agreements with it.

3.6.2 TERMS OF COMPETITION IN THE ACTIVITY - "SEAMLESS" OPERATION

     The economic situation in the target markets and the fear of recession in these markets are likely to impact the consumption habits and levels of the consumers in this area of operations and result in a preference for more basic and cheaper products.

3.6.3 NAMES OF THE SIGNIFICANT COMPETITORS IN THE "SEAMLESS" AREA OF ACTIVITY

     To the best of the Company's knowledge, and according to the Company's internal assessments, the size of the wholesale market to which it appeals, in customers and in categories in which it is active in the seamless knitting area of activity is US$ 1.25 billion per annum. According to the
     Company's assessment, as of the date of the report, the Company's share in this area is approximately 7%. The Company's main competitors in this area are MAS from Sri Lanka, Delta Galil Ltd., Gibor Sport Ltd. from Israel,
     Sara Lee from Turkey and Memtex from Turkey.

3.6.4 METHODS FOR CONTENDING WITH THE COMPETITION - "SEAMLESS" OPERATION

     The Company invests its resources in the areas of design and development of its products in order to supply its customers with innovation and fashion, with the understanding that it differentiates it from several existing competitors in the market. In addition, the Company invests resources in establishing its manufacturing capacity and standard of production technology as a leading manufacturer of quality and advanced products.

     In addition, during 2008 the Company had to contend with and is still contending with the need to take steps to deal with operating difficulties and to streamline its production processes. For further details of the efficiency plan see section 1.3.9.1 above. The Company invests resources in taking the required steps and believes that once the processes have been successfully streamlined as described above, it will be able to derive greater benefit from its advantages in the field of seamless activity.
     Moreover, starting from the fourth quarter of 2008, the Company has been equipping itself with a stock of the yarns used in the manufacture of a large proportion of its products, in order to shorten lead times on customer orders.

3.6.5 FOR FURTHER DETAILS REGARDING COMPETITION IN THE AREA OF ACTIVITY, SEE
      3.1.6 ABOVE.

3.7. SEASONAL NATURE - "SEAMLESS" OPERATION

     The Company has not identified a seasonal nature in the sales of products in this area of activity.

3.8. PRODUCTION CAPACITY - "SEAMLESS" OPERATION

     The products in the "seamless" area of activity that are sold by the
     Company are manufactured almost entirely by the Company. The production capacity of the Company's knitting department in 2008 was approximately 35 million product units per annum. The Company actually utilized a large part of its production capacity and manufactured approximately 30 million products (including surpluses). An estimate of production capacity is given above, although these figures are subject to change depending on the type of product, among other things.

                                       23

     The pace of the knitting department (within this area of operation) is the activity that dictates the rate of production of this field, so that the
     Company adjusts the level of activity of the other departments (sewing, dyeing, pressing and packing) to the rate of activity in the knitting department.

     In 2008, the Company contended and is still contending with the need to take steps to deal with operating difficulties and the efficiency of manufacturing procedures. For further details regarding the efficiency plan see section 1.3.9.1. above.

3.9. RAW MATERIALS AND SUPPLIERS - "SEAMLESS" OPERATION

3.9.1 SUB CONTRACTOR FOR DYEING SERVICES FOR COMPANY PRODUCTS

     The stage of dyeing the products for this area of operation is carried out completely by a sub-contractor of the Company operating in Israel. Most of the dyeing machines used by the contractor for the purpose of providing dyeing services are owned by the Company. In addition, the sub-contractor applies unique technologies and production methods for the Company, which have been developed by the Company or by the contractor for it, or by the
     Company and the contractor working together for the Company. The Company is significantly dependent on this sub-contractor, because the machines that it uses in production are mostly the Company's property.

3.9.2 For further details regarding raw materials and suppliers, see 4.8 below
     (Raw materials and suppliers, at the Company level)

                                       24

                        THE "CUT & SEW" AREA OF ACTIVITY

3.10. GENERAL INFORMATION ON THE AREA OF OPERATION - CUT & SEW OPERATION

     In the context of this area, the Company is engaged in the design, development, production, marketing and sale of underwear and outerwear for men and women, sportswear for men and women and swimwear and beach wear, mainly for women and children. These products are marketed to retail chains such as companies with leading brands in the United States, Europe and
     Israel.

     According to the Company's assessment, the size of the market for underwear products and the market for sports wear in this area of activity is very large indeed, and difficult to estimate. The size of the market for wholesale sales of swimwear is estimated at about US$ 1.8 billion.

     The marketing and distribution activities of this area of operation is carried out by the Company, usually by its own employees in the United
     States, Europe and Israel, while the manufacturing activity is carried out mainly by sub-contractors in Israel, Jordan and the Far East.

3.10.1 CHANGES IN THE SCOPE OF ACTIVITY IN THE AREA AND ITS PROFITABILITY - "CUT
       & SEW" AREA OF OPERATION

     The volume of Company sales in this area of activity grew in the course of
     2008, but nevertheless, because of the erosion in selling prices of some of the Company's products (due to global competition in this field) and the weakening of the dollar, there was a drop in profitability of this area of activity, and consequently the Company has a loss in this area.

     The global recession, the erosion in selling prices of Company products, weakening of the dollar against the shekel, and the decline in the level of consumption in the past year impact the extent of demand for the Company's products and selling prices to the customer. Through the beginning of 2009, there were no signs of the crisis in the Company's activity, and the
     Company estimates that these will not be reflected in the expenses for the first quarter of 2009. However, in the second quarter of 2009, the
     Company's volume of sales is expected to fall significantly, including in this area of activity. For further details on the expected decrease in sales to the Company's important customers, Nike and Victoria's Secret, see section 3.1.1 above. The Company is currently taking efficiency measures to adjust its level of activity and the extent of its expenses to its expected volume of sales. For further details of the efficiency program, see sections 1.3.9.1 and 3.1.1 above.

     The information relating to the scope of the Company's sales in the second quarter of 2009 is prospective information as defined in the Securities
     Law. Prospective information is uncertain with regard to the future, based on information or assessments in the Company and includes intentions of estimates made by the Company as of the date of publishing this report or that are not dependent solely on the Company. It is possible that this information, in whole or in part, will not materialize or may turn out differently, inter alia, for the following reasons: changes in the exchange rate of the shekel against other currencies, developments in the requirements of the relevant law, developments in competition, changes in the requirements of customers and consumers, technological changes, etc.

                                       25

3.10.2 DEVELOPMENTS IN MARKETS OF THE AREA OF OPERATION, OR CHANGES IN THE
       CHARACTERISTICS OF ITS CUSTOMERS - "CUT & SEW" OPERATION

     The target markets for the Company's products in the abovementioned area of activity are the United States, Europe and Israel. The changes in the economic situation in these markets as reflected in the recent period, recession, fall in consumption and constant pressure on falling prices, are liable to impact the level of the Company's sales. In addition, the clothing industry is subject to changes in fashion preferences and trends.
     These changes result in (a) a shortening of the supply times required by the customers, (b) an increase in the number of collections of products required and (c) a reduction in the scope of production series. These trends in the manner of consumption hinder operation and production and compel the Company to adjust manufacturing processes to the said trends, including the manner for managing production through sub-contractors.

3.10.3 CRITICAL SUCCESS FACTORS IN THE AREA OF ACTIVITY AND THE CHANGES THAT
       HAVE TAKEN PLACE - "CUT & SEW" AREA OF OPERATION

     According to the Company's assessment, there are a number of principal factors on which success in this area of activity depends, the most import of which are as follows:

     3.10.3.1 Management of systems of long-term relationships with customers.

     3.10.3.2 The investment of resources design and development departments, with a constant focus on local and world developments in the underwear, sportswear and swimwear industry and on the tastes of customers and consumers and the development and design of fashion collections and advanced and innovative products, which preserve the
          Company's competitive advantage.

     3.10.3.3 The adaptation of the products to the changing fashion edicts and the needs of the relevant customers and consumers, focusing on constant innovation.

     3.10.3.4 Maintenance of an effective marketing system that enables an intensification of relations with existing customers, to engage with new customers and to establish relations with them.

     3.10.3.5 Taking care to maintain a broad range of suppliers producing high quality raw materials and finished products.

     3.10.3.6 Maintaining infrastructure for independent production and production through subcontractors that will be stable, reliable, and flexible, and will foster competitiveness.

     3.10.3.7 Taking care to maintain production quality and quality control for products according to specifications and the requirements of the
          Company and its customers.

     3.10.3.8 Exploiting the Company's economies of scale, both in the volume of procurement orders from its customers and in the number of items ordered of each model produced. This will help cut production costs.

     3.10.3.9 An efficient operational set-up and supply chain that provide full support for the sales needs and for meeting supply times, which have become shorter in recent years.

                                       26

     3.10.3.10 Continuing development and improvement of production technologies in order to retain the Company's competitive advantage in this field.

     The Company believes that the changes in the business climate have given these success factors added validity, as reflected in increased competition, erosion of sales prices, and shorter supply times.

3.10.4 THE PRINCIPAL ENTRY BARRIERS IN THE SECTOR AND THE CHANGES IN THEM - THE
       "CUTTING AND SEWING" FIELD

     In the Company's estimation, the principal entry barriers in the sector are as follows:

     3.10.4.1 Familiarity with and understanding of the requirements of the fashion market and the tastes of the end consumer

     3.10.4.2 Stable and long-term relationships with the large customers
          (retail fashion chains and fashion brand companies)

     3.10.4.3 Stable and reliable production capacity at competitive prices and with good quality

     3.10.4.4 Innovation in developing and designing fashion products

     3.10.4.5 The large customers usually demand a commitment from the manufacturer to undergo a compliance process to evaluate the ability of the plant to meet their needs. Furthermore, during the period of the agreement, these customers usually conduct periodic checks of the production line. Failing to meet the quality requirements and standards set by the customer is liable to lead to termination of the agreement with him.

3.10.5 SUBSTITUTES FOR PRODUCTS IN THE SECTOR AND CHANGES OCCURRING IN THEM -
       THE "CUTTING AND SEWING" FIELD

     There are many substitutes for the Company's products in this field, both those of wholesalers and those of manufacturers marketing goods of similar quality to those of the Company. The Company is acting to strengthen and preserve the advantage of its products over these substitutes through branding and differentiation in stylishness, innovation, and quality.

3.10.6 THE STRUCTURE OF COMPETITION IN THE SECTOR AND CHANGES IN IT - THE
       "CUTTING AND SEWING" FIELD

     In recent years, the clothing sector in general, and particularly lingerie, continues to feature intense competition and lowering of consumer prices.
     These characteristics are dictating the lowering of production costs by transferring a large section of manufacturing to subcontractors in the Far
     East. There are many concerns, both manufacturers and wholesalers, competing with the group's business.

                                       27

     Given the changes that have taken place in the business environment in which the Company operates and the intensifying of competition, reflected among other things in the transferring of a basic project in the lingerie sector supplied by the Company to one of its main customers to a manufacturer in the Far East, the Company has for over two years been employing subcontractors in the Far East to manufacture its goods in this sector that are not knowledge intensive. The Company authorizes subcontractors in the Far East who are suitable, both in the conditions of their work and their level of manufacturing, and transfers to these subcontractors the production of entire products according to the definitions and instructions received from the Company. The Company conducts quality control for the subcontractors' production processes and finished products before the products are shipped to customers. The Company is considering the transfer of production to subcontractors in other locations around the world where the costs of employing manpower is low.

     For further particulars about competition in the sector, see Section 3.15 above.

3.11. GOODS AND SERVICES - THE "CUTTING AND SEWING" FIELD

3.11.1 THE PRINCIPAL GOODS AND SERVICES - THE "CUTTING AND SEWING" FIELD

     UNDERWEAR AND SPORTSWEAR

     In the underwear sector, the Company develops and manufactures (both in its own manufacturing facilities and through subcontractors) underpants, vests, brassieres and sets for nightwear, shirts, pants and other products. In the sportswear field, the Company develops and manufactures (both in its own manufacturing facilities and through subcontractors) shirts, trousers and jackets that are mainly used as the first layer worn next to the body, as well as shirts with long and short sleeves made from fabrics that dissipate sweat and are suitable for people engaged in sport, and other products. The principal market for the Company's lingerie and sportswear goods is the
     American market, but the Company is acting to expand its sales in this field in Europe and Israel, too.

     SWIMWEAR AND BEACHWEAR

     In the field of swimwear and beachwear, the Company is developing and providing manufacturing services for swimwear and beachwear of various types for women and girls. The Company sells these products in the US,
     Europe, and Israel.

3.12. SEGMENTED REVENUE AND PROFITS, GOODS, AND SERVICES - THE "CUTTING AND
      SEWING" FIELD

     The following figures are for segmented revenues from goods and services in
     2008:

----------------------------------------- -------------------- ----------------- ------------------------
            US$ IN MILLIONS                    UNDERWEAR          SPORTSWEAR     SWIMWEAR AND BEACHWEAR
----------------------------------------- -------------------- ----------------- ------------------------
REVENUES                                         36.0                18.5                 33.0
----------------------------------------- -------------------- ----------------- ------------------------
PROPORTION OF TOTAL CORPORATE REVENUES           41.2%               21.2%                37.6%
----------------------------------------- -------------------- ----------------- ------------------------

     Gross profit on sales in the "cutting and sewing" field in 2008 totaled
     $10.3 million.

     The gross profit rate on sales in the "cutting and sewing" field in 2008 was 11.8%.

                                       28

3.13. CUSTOMERS - THE "CUTTING AND SEWING" FIELD

3.13.1 Customers in this field of activity include some of the leading marketers of the world's leading brands, who purchase high quality and leading fashion goods in the sportswear, lingerie, and swimwear sector. The
     Company's significant customers in this field of activity, who account for over 10% of its consolidated sales, are as follows:

     3.13.1.1 VICTORIA'S SECRET: In 2008, sales to Victoria's Secret totaled
          $22.5 million (about 25.7% of total sales in the "cutting and sewing"
          field), compared with $28.9 million (about 37.5% of total sales in the
          "cutting and sewing" field) in 2007.

     3.13.1.2 NIKE: In 2008, sales to Nike totaled $17.5 million (about 20% of total sales in the "cutting and sewing" field), compared with $13.0 million (about 16.9% of total sales in the "cutting and sewing" field)
          in 2007.

     3.13.1.3 For further details of the expected decrease in the volume of sales to the Company's important customers, Nike and Victoria's
          Secret, see section 3.10.1 above.

3.13.2 For the geographic distribution of sales, see Note 23C in the Company's financial statements, Part C of this Report.

3.13.3 A DESCRIPTION OF THE CHARACTER OF THE AGREEMENT WITH THE GROUP'S
       SIGNIFICANT CUSTOMERS IN THE "CUTTING AND SEWING" FIELD

     For a general description of the character of the agreement with the
     Company's significant customers in the sector, see Section 3.4.3 above.

     In the framework of the agreement with customers in the swimwear field, the
     Company's representatives and those of the customer are jointly formulating a general basket of products, based on fashion and commercial tendencies and trends in the market. Company representatives are offering the customer a choice from a number of the collections that it has designed and developed.

3.13.4 DEPENDENCE ON A SINGLE CUSTOMER - THE "CUTTING AND SEWING" FIELD

     The Company believes that a substantial drop in sales to Victoria's Secret and/or to Nike is liable to have a significant negative impact on its financial results in the "cutting and sewing" field, as well as on its consolidated financial results.

3.14. ORDERS BACKLOG - THE "CUTTING AND SEWING" FIELD

     The Company's sales are based mostly on specific orders that it receives.
     The Company begins its manufacturing processes soon after receiving these orders from the customer, after it has confirmed these orders. Customers usually order goods from the Company three-six months before the designated delivery date. This time enables the Company to procure the raw materials needed in manufacturing.

     Due to the structure of the sector and the method of agreements, which features ad hoc orders, the Company's orders backlog covers a relatively short period. For this reason, the Company believes that its orders backlog does not give a complete indication of the volume of its orders as it will actually develop during the year.

                                       29

     The following table shows the distribution of the Company's orders backlog
     in millions of dollars in the coming quarters, when the Company expects to recognize revenue in the "cutting and sewing" field.

----------------------------- ---------------------------------- --------------------------------
                                      ORDERS BACKLOG AS OF             ORDERS BACKLOG AS OF
                                       DECEMBER 31, 2008                  MARCH 15, 2009
----------------------------- ---------------------------------- --------------------------------
First Quarter 2009                         22.834                            27.590*
----------------------------- ---------------------------------- --------------------------------
Second Quarter 2009                         3.740                             8.773
----------------------------- ---------------------------------- --------------------------------
Third Quarter 2009                          0.952                             0.337
----------------------------- ---------------------------------- --------------------------------
Fourth Quarter 2009                         0.043                             0.079
----------------------------- ---------------------------------- --------------------------------

----------------------------- ---------------------------------- --------------------------------
Total                                      27.569                            36.779
============================= ================================== ================================

     *    Including orders supplied in this quarter

3.15. COMPETITION - THE "CUTTING AND SEWING" FIELD

3.15.1 GENERAL - THE "CUTTING AND SEWING" FIELD

     The sector in which the Company operates is considered highly competitive.
     Competition in the "cutting and sewing" field focuses on three main parameters: the price of the product, its quality, the level of customer service, and also (in the sportswear and swimwear field) innovative design and adapting to the dictates of fashion and consumer taste. The Company believes that it has a number of advantages over its competitors, for the following reasons, among others:

     3.15.1.1 Innovative high quality product lines - The Company supplies a broad range of high quality fashionable product lines, with innovations in design, development, and manufacturing technology. This is reflected in the product's finishing level.

     3.15.1.2 Long-term relationships with leading brands - The Company has developed long-term relationships with its customers. Although its agreements with its customers are mostly short-term and include no commitment to a minimum purchase volume, or to any purchases whatsoever, the Company maintains its business relations with most of its principal customers for a period of over five years. The Company's design and development teams and technology experts work with the customers in order to provide a comprehensive package of services.
          These include, among other things, the design, development and manufacturing of new product lines.

     3.15.1.3 A unique free trade zone status - The Company's business in
          Israel, Jordan, the US, and Europe enable it to enjoy trade agreements that it finds beneficial.

3.15.2 CONDITIONS OF COMPETITION IN THE BUSINESS - THE "CUTTING AND SEWING"
       FIELD

     From time to time, retail chains attempt to sidestep the designers by developing private lingerie brands in direct competition with manufacturing plants. The retail chains want the manufacturing plants to produce goods for them, so that the former can cut the cost of their goods, mainly in the lingerie sector. In order to reduce this risk, the Company contracts with subcontractors undertaking not to manufacture directly for the Company's customers in the areas in which the Company manufacturers. The Company maintains its essential contribution in production and quality control. The
     Company manages the various production stages for its product at the various subcontractors, especially swimwear.

                                       30

3.15.3 SIGNIFICANT COMPETITORS IN THE SECTOR - THE "CUTTING AND SEWING" FIELD

     In the "cutting and sewing" field, the Company has hundreds of competitors of relatively small size, mostly in the Far East, as well as the Israeli company Delta Galil Industries Ltd., Brandix Lanka Ltd in Sri Lanka, MAS
     Holdings (Pvt) Ltd, in Sri Lanka, SaraMax SL Sourcing LLC in Turkey, and
     Yesim Tekstil Sanayi ve Ticaret A.S. in Turkey.

3.15.4 METHODS OF COPING WITH COMPETITION - THE "CUTTING AND SEWING" FIELD

     The Company invests considerable resources in the design and development of products in order to supply innovation and stylishness to its customers. It realizes that innovation is what distinguishes it from its many competitors in the market. The Company is also acting to cut its production costs by transferring manufacturing business to countries where manpower costs are low, among other ways.

3.15.5 For further details regarding the competition in this area of activity, see section 3.10.6 above.

3.16. THE SEASONAL FACTOR - THE "CUTTING AND SEWING" FIELD

     With the exception of swimwear, the Company has not noticed any seasonal factor in the course of its ordinary business. In swimwear, most of the
     Company's sales are made from December to May, while the swimwear sales season for end consumers is from February to April. After April, the end-of-season bargain season begins in the US, Europe, and Israel. Sales of swimwear by quarter in 2007-2008 were as follows:

---------- --------------------- ---------------------- --------------------- ----------------------
              FIRST QUARTER         SECOND QUARTER         THIRD QUARTER         FOURTH QUARTER
---------- --------------------- ---------------------- --------------------- ----------------------
2007              $11.5 million           $7.5 million          $1.1 million           $6.6 million
---------- --------------------- ---------------------- --------------------- ----------------------
2008              $15.1 million           $9.3 million          $1.7 million           $6.9 million
---------- --------------------- ---------------------- --------------------- ----------------------

3.17. PRODUCTION CAPACITY - THE "CUTTING AND SEWING" FIELD

     Most of the goods in the "cutting and sewing" field sold by the Company are manufactured through subcontractors.

     The Company's production capacity using its automation that is operated by sub-contractors in Israel and in Jordan amounted to some 18.5 million products in 2008. In effect, the Company utilized a considerable portion of this production capacity and manufactured about 14.8 million products, including surpluses. The estimate of production capacity given above is subject to change, among other things depending on the nature of the products.

                                       31

     The Company's production capacity through factories that are third parties, who provide the Company with finished products, is very broad, because of the existence of many alternative manufacturers spread over the countries of the Far East. The replacement of a sub-manufacturer involves the cost and the time required to locate and train such a new manufacturer.

     In case of an increase in production needs, the process of contracting an agreement and training existing and additional subcontractors requires preparation, including approval of the manufacturing plant by the end customer and having the manufacturing plant meet the quality standards defined by the Company for the quality of the product, the timetables, and the working conditions. In the Company's opinion, the length of time taken up with such preparation does not restrict possible growth in production capacity.

3.18. RAW MATERIALS AND SUPPLIERS - THE "CUTTING AND SEWING" FIELD

3.18.1 OUTSOURCING - "CUTTING AND SEWING"

     The Company contracts with subcontractors for the manufacturing of its goods in this sector, whether with subcontractors who supply the finished product or subcontractors who perform various stages in the manufacturing process. In 2008, 100% of the Company's revenue in this sector was due to sales of goods manufactured by subcontractors. Other than sewing at the
     Company plant in Jordan, all the Company's activity in this field is carried out by subcontractors. The Company has connections with subcontractors in Israel, Jordan, and the Far East. Sometimes
     subcontractors supply the finished product, and sometimes they provide only production services, while the Company supplies them with part of the product for work and the required raw materials. Most of the subcontractors in Israel and Jordan use the Company's machinery, which is leased to them, to provide the production services to the Company. The Company has no dependence on any individual subcontractors in this sector.

3.18.2 See Section 4.9 below for further particulars about raw materials and suppliers (raw materials and suppliers at the company level).

                                       32

4.   CHAPTER 4. - ADDITIONAL INFORMATION AT THE CORPORATION LEVEL

--------------------------------------------------------------------------------

(Additional) information at the corporation level, concerning the two areas of the company's activities: the field of "seamless" activities, and the field of
"cutting and sewing", is below.

4.1. LIMITATIONS, LEGISLATION, ORDINANCES AND SPECIAL CONSTRAINTS THAT APPLY TO
     THE FIELDS OF ACTIVITY

4.1.1 THE LAWS IN THE COUNTRIES WHERE THE COMPANY OPERATES

     The company is subject to the relevant laws in the countries where it operates, including the general law regarding imports, customs, consumer protection, product labelling (insofar as it is relevant), licensing and labour laws in the countries in which it employs workers.

4.1.2 FREE TRADE AGREEMENTS

     Changes in global free trade agreements may cause changes in the customs regimes and tariffs in the countries that are the main target markets and production (facilities) of the company. The company currently benefits from free trade agreements between Israel and the United States, Canada, the
     European Union and the European Free Trade Association. The trade agreements enable the company to sell the products produced in Israel to the Untied States, Canada, and member countries of the European Union and of the European Free Trade Association, being exempt from customs and import tariffs. The United States has expanded the benefits under the US -
     Israel Free Trade Agreement for goods processed in the area of the company's facilities in Jordan. Furthermore, there is a free trade agreement between Jordan and the United States that allows export to the
     United States from Jordan without limitation on the location of production of the products, with exemption from customs and tariffs. Due to the free trade agreement between the European Union, the United States and Egypt, and the free trade agreement between Israel, Egypt and the United States, the company can produce products in Egypt (including by producing parts of the product in Israel) and import them or export them to countries of the
     European Union as well as to the United States, exempt from taxes and tariffs.

     The recent period has been a period of changes in the international business environment in which the clothing products sector operates, as a result of the removal of import tariffs as part of the World Trade
     Organization agreement, as detailed in Section 4.1.3 below. The removal of tariffs as stated, and the loss of the advantages of the free trade will cancel an important competitive advantage of the company's and could lead to an erosion of profitability.

4.1.3 CANCELLATION OF TEXTILE PRODUCT IMPORT TARIFFS

     As of the 1(ST) of January 2005, the member states of the World Trade
     Organization removed some of the tariffs on textile products. As a result of this, some of the textile products manufactured in a member state of the
     World Trade Organization are no longer subject to the tariff limitations.
     These changes enable retailers, clothing companies and others to import unlimited amounts of textile products from member states as stated, where the cost of production is low. As a result of this, the prices of textiles and clothing throughout the world, including the company's products, must cope with downward pressure on prices, and these prices may continue to drop. Since such a reduction in prices will be more rapid than the company's ability to reduce costs, it is possible that the company's business and operating results will be negatively influenced.

                                       33

     Furthermore, in 2006, some of the tariffs on textile products produced in
     China were put back in place. We note that as of the January 1, 2009, the safe guard policy that was applied by the United States and the European
     Union until that time in relation to products in certain categories imported from China was cancelled. The cancellation of this policy may influence the company's competitive ability.

4.1.4  REGULATORY DEVELOPMENTS

     Since the company operates in the international market, it is exposed to changes in foreign law, including as it regards export limitations, protective tariffs, trade blocks and changes in tax laws.

4.2. TECHNOLOGICAL CHANGES THAT MAY SIGNIFICANTLY INFLUENCE OPERATIONS

     The company maintains ongoing tracking of technological developments that are relevant to its fields of operations, and implements these technologies as far as possible in its production processes. Technological developments concerning the threads from which the cloth is produced have an indirect influence on the field of operations, since they enable production of finished products characterized by innovation, such as products that allow easier movement in the clothing, high ventilation abilities, etc.
     Technological developments of threads as stated, which allow the production of advanced textile products, give the products a clear competitive advantage and reduce the abilities of customer pressure to reduce prices.

     The company is also development production technologies that can simplify the production process, achieve excellent results at the finishing level of the product, or reduce production costs without harming the product's quality.

4.3. CHANGES IN THE STRUCTURE OF SUPPLIES AND RAW MATERIALS OF THE FIELDS OF
     OPERATION

     In recent years, there were new significant changes in the array of suppliers from which the company purchases the raw materials that serve it in the production of its products.

     The company regularly conducts a process to find new suppliers, evaluate existing suppliers and control quality.

4.4. MARKETING AND DISTRIBUTION

     The Company markets its products directly to its customers. The Company contacts potential customers and offers them its advanced development and manufacturing services or products which it believes are appropriate to the potential customer's product range. In addition, the Company holds regular and close contacts with its customers, placing professional, experienced marketing personnel, as far as possible, in close proximity to the customers and makes the marketing personnel available for the customers'
     needs and for dealing with the issues that interest them. The Company takes steps to increase its sales to existing customers, by maintaining close collaboration with customers, presentation of collections, perceptions of designs and market analysis to customers, emphasizing the Company's competitive advantages and maintaining close relationships with the appropriate contact personnel with the customers. The Company's marketing staff operates in the United States, Europe and Israel.

                                       34

     In most cases, the Company manufactures products according to an order and supplies the products to its customers, usually under FOB(5) conditions or
     FCA(6), without distributing them to the various stores.

     The Company believes that some of the products in the seamless area of activity give the consumer added value, yielding potential for higher profit margins, both for the Company and for its customers, and provide it with a marketing advantage. By means of the Company's technology, it has the ability to supply leading products with unique features, which cannot easily be produced by any of the Company's competitors. In view of this, the Company believes that in this area, it has the ability to point to a relatively high level of profitability, as long it fulfils its operating targets and the required level of performance.

4.5. FIXED ASSETS AND INSTALLATIONS

     The group has production facilities in Israel and in Jordan.

     As of the date of this periodic report, the company owns land assets in
     North Carolina, in the United States. The company's management believes that these facilities are in good operating condition and are maintained properly, and their area is appropriate for the company's current level of operations. In addition, the company believes that its operations and its facilities meet the current government standards regarding safety, health and environmental quality. In general, the company has fulfilled these provisions without it having a significant influence on the company's results, its profitability or its competitive ability.

----------

(5)  FOB - Free on Board - Sales terms in which the delivery of the goods to the purchaser is effected on transfer of the goods at the deck of the ship in the port of the seller.

(6)  FCA - Free Carrier - Sales terms in which the delivery of the goods to the purchaser is effected on its delivery to the international carrier in the country of the seller.

                                       35

     A table showing the significant real estate assets leased or owned by the company as of the date of this periodic report, is below:

------------------- ----------------- --------------- ------------------ ---------------- ---------------
                                                                                              END OF
COUNTRY             COMMUNITY         AREA IN SQ. M.  MAIN USE           LEASED / OWNED   LEASE PERIOD (1)
------------------- ----------------- --------------- ------------------ ---------------- ---------------
Israel              Petach Tikva              178     Management         Rented           2013
                                                      offices
------------------- ----------------- --------------- ------------------ ---------------- ---------------
Israel              Misgav                  7,710     Company            Rented           2021
                                                      headquarters
------------------- ----------------- --------------- ------------------ ---------------- ---------------
Israel              Misgav                 13,300     Hitex 1 Central    Rented           2023
                                                      plant
------------------- ----------------- --------------- ------------------ ---------------- ---------------
Israel              Misgav                 16,535     Hitex 2 Central    Rented           2024
                                                      plant
------------------- ----------------- --------------- ------------------ ---------------- ---------------
Israel              Holon                   1,040     Design, sewing,    Rented           2012
                                                      purchasing,
                                                      development, and
                                                      macro
                                                      headquarters
------------------- ----------------- --------------- ------------------ ---------------- ---------------
Israel              Yarka                   2,100     Sewing and         Rented           2012
                                                      packing
------------------- ----------------- --------------- ------------------ ---------------- ---------------
Israel              Netanya (2)             3,619     Dyeing and         Rented           -
                                                      finishing
------------------- ----------------- --------------- ------------------ ---------------- ---------------
Jordan              Irbid                  21,283     Pressing, sewing   Rented           2009 (3)
                                                      and packing,
                                                      Logistical centre
------------------- ----------------- --------------- ------------------ ---------------- ---------------
United States       Valdese, NC            15,205     Logistical         Owned            -
                                                      centre and
                                                      stitching
                                                      headquarters USA
------------------- ----------------- --------------- ------------------ ---------------- ---------------
United States       Valdese, NC             4,893     Office building    Owned            -
                                                      rented out
------------------- ----------------- --------------- ------------------ ---------------- ---------------
United States       New York City             139     Sales office       Rented           2011
------------------- ----------------- --------------- ------------------ ---------------- ---------------
United States       Portland, OR              228     Sales office       Rented           2011
------------------- ----------------- --------------- ------------------ ---------------- ---------------
England             London                     66     Sales office       Rented           2010
------------------- ----------------- --------------- ------------------ ---------------- ---------------
China               Dong Guang                558     Purchasing and     Rented           2012
                                                      development
------------------- ----------------- --------------- ------------------ ---------------- ---------------
China               Dong Guang                425     Sewing samples     Rented           2012
------------------- ----------------- --------------- ------------------ ---------------- ---------------

     (1)  Including options to extend the rental period.

     (2)  The company's site in Netanya was closed at the end of 2008, as stated
          in Section 1.3.9.1.

     (3)  The rental agreement is renewed each year.

     EQUIPMENT

     o    The company operates some 765 seamless knitting machines ("Santoni")
          at the plant in Israel. Furthermore, the company has 36 Santoni machines at the facility in North Carolina, USA, which temporarily do not serve in production and which the company has the possibility of operating. The company reserves its discretion concerning their future operation at one or another production facility.

     o    The company operates some 2,400 sewing machines at its plants in
          Jordan and Israel.

     o    The company has 66 dyeing machines which serve its two sectors of operations. As of the date of this periodic report, the machines located at the dyeing plant in Netanya are not active due to the closure of the dyeing plant, and the company reserves discretion regarding their operation in the future.

                                       36

4.6. RESEARCH AND DEVELOPMENT

     Tefron has a number of creative teams, including fashion, textile and graphic designers, technology personnel in the fields of threads, sewing, dyeing and finishing, as well as in the field of products. These teams are frequently updated in worldwide market trends and in the relevant technological innovations. The company's design and development teams are located in Israel and in the United States. The teams operate according to a structured method of innovative thinking that is intended to develop ground-breaking products unique to the company and which maintain its competitive advantage.

     The development process combines all of the company's fields of knowledge, including design, production, marketing, development and technology, searching, research, development and design methods, presentation of developments to clients and drawing conclusions.

     The cost of development and design amounted to US$ 8,058 thousand in
     2008and US$ 7,053 thousand in 2007.

4.7. INTELLECTUAL PROPERTY / INTANGIBLE ASSETS

4.7.1 GENERAL

     The company has knowledge in connection with the development of products in the fields of its operations, including, inter alia, information, know how, data, announcements, intellectual property, sketches, technical specifications, software, lists of potential clients, and programs. The company protects its intellectual property mainly through association in confidentiality agreements with its employees, its suppliers, its contractors and its customers who are exposed to secret information.
     Furthermore, the company holds a number of patents in connection with production and mechanization methods and products.

     Many contacts with customers and affiliates created over the years, and the company's activity and its ability are known among the retail customers and marketers of the leading brands around the world.

4.7.2 PATENTS

     The company holds a number of patents, patent requests, and inventions and secret developments that are not protected formally, including inventions and developments in the field of production, mechanization and products.
     These inventions and developments occasionally acquired or acquire for the company an advantage in the field of production, and in other cases, they strengthen its position as an innovative company operating at the cutting edge of technology. The company does not believe that the patents it currently holds do not constitute a significant layer of its operations.

4.7.3 TRADE MARKS

     The company has a few trademarks that it offers from time to time to the large marketing chains in the United States, which market products bearing them, whose contribution to sales are insignificant in amount. Furthermore, the company holds the two Engineered For PerformanceTM or EFPTM trademarks, which are known in some of the leading sports products markets in the world as a mark representing the company's excellent products in the field of sports, which answer the performance needs of the user. These trademarks serve as the company's marketing strategy of performance supporting products in the area of sportswear.

                                       37

4.8. HUMAN CAPITAL

4.8.1 DESCRIPTION OF THE ORGANIZATIONAL STRUCTURE INCLUDING VIA SKETCH

     A sketch describing the organizational structure of the company as of the date of publication of the report, is presented below:

Vice President
Macro

Roni Grunlang

Legal Counsel

Michal Oron

Human
Resources
Manager

Rachel
Beckerman

Quality
Manager

Lidy Yehuda

Vice
President of
Finance

Eran Rotem

Vice

President of
Research and
Development

And

Technologies

Michael Bergman

Vice

President of
Business
Development

Amit Tal

Vice

President of
Marketing

Alon Shadmi

Vice

President of
Off-shore

David Jerbi

Vice

President of
Operations

Meir
Kupfershmidt

Director
General

Adi Livne

4.8.2 BREAKDOWN OF EMPLOYEES OF THE COMPANY ACCORDING TO AREA OF ACTIVITY.

                                                                YEAR
------------------------------------ ------------------------------------------------------------
BRANCH                                15(TH) MARCH 2009  31(ST) DECEMBER 2008 31(ST) DECEMBER 2007
------------------------------------ ------------------- -------------------- -------------------
Production                                 1,274                1,554               1,277
------------------------------------ ------------------- -------------------- -------------------
Development, Logistics, Marketing,
Sales and Management                         622                  689                 811
------------------------------------ ------------------- -------------------- -------------------
TOTAL                                      1,896                2,243               2,088
------------------------------------ ------------------- -------------------- -------------------

                                       38

4.8.3 BREAKDOWN OF EMPLOYEES BY COUNTRIES IN WHICH THEY ARE EMPLOYED.

     A LISTING OF THE DISPERSION OF WORKERS DIVIDED BY THE COUNTRY IN WHICH THEY
     ARE EMPLOYED IS BELOW:

------------------------------------------------ -------------------- -----------------------
                                                    AS OF 15(TH)            AS OF 31(ST)
                                                     MARCH 2009            DECEMBER 2008
------------------------------------------------ -------------------- -----------------------
Israel                                                   949                  1,149
------------------------------------------------ -------------------- -----------------------
Jordan                                                   873                  1,018
------------------------------------------------ -------------------- -----------------------
USA                                                       21                     22
------------------------------------------------ -------------------- -----------------------
Europe                                                     2                      2
------------------------------------------------ -------------------- -----------------------
Far East (China, India, Hong Kong)                        51                     52
------------------------------------------------ -------------------- -----------------------
Total Employees                                        1,896                  2,243
================================================ ==================== =======================

4.8.4 SIGNIFICANT CHANGES THAT HAVE TAKEN PLACE IN EMPLOYEE POSITIONING

     The number of employees in the company as of the 15(TH) of March 2009 has declined by some 9.2% since 2007. The main reduction was effected in all of the departments of the company and in accordance with the efficiency program implemented at the company during the first quarter of 2009.

4.8.5 PAYMENT PROGRAM FOR EMPLOYEES

     4.8.5.1 In September 1997, the company adopted an options program for the company's employees, officers, and consultants (hereinafter together:
          "THE OFFEREES"), with the aim of allowing the company to offer them an incentive in the form of participation in the company's share capital
          (hereinafter: "THE OPTIONS PROGRAM"). In January 2003, the options program was amended such that the options in it would be allocated in the framework of a capital profit track with a trustee (hereinafter
          "THE TRUSTEE") in accordance with Section 102 of the Income Tax
          Ordinance and the rules based thereupon.

     4.8.5.2 As of the 15(TH) of March 2009, a total of 188,356 options have been allocated in practice, which are convertible to 188,356 regular company shares constituting some 8.1% of the issued and paid up share capital of the company in full dilution. As of the 15th of March 2009, the company has a pool of 22,771 additional options that are convertible to 22,771 regular company shares, for the purpose of future allocations pursuant to the options program. The amount of options in the pool constitutes 0.9% of the issued and paid up share capital of the company in full dilution.

     4.8.5.3 The period of the options plan was originally set for ten years, and was extended in March 2008 for an additional ten years, meaning until the 1(ST) of March 2018.

     4.8.5.4 As of the 15(TH) of March 2009, options were allocated to 21 offerees from among the group's employees, including the company's
          CEO, Mr. Adi Livne, and the company's former CEO, Mr. Yosef Shiran, as well as two directors, including the Chairman of the Board of
          Directors, Mr. Yaakov Gelbard. The options were not registered for trading, while the shares that will be derived as a result of the exercise of the options will be registered for trading on the stock exchange.

                                       39

     4.8.5.5 A SUMMARY DESCRIPTION OF THE MAIN PROVISIONS OF THE OPTIONS PROGRAM
          IS BELOW:

          MATURITY PERIOD - The options are granted to offerees without payment, and mature at various times as determined by the Board of Directors.
          Unless the Board of Directors determines otherwise, options mature in three equal parts, over three years from the date of being granted.
          The offeree is entitled to each portion of options at the arrival of the date of maturity, if he works at the company on that date.

          EXERCISE PERIOD - The options are exercisable, at the choice of the offeree, in whole or in part, until 90 days have elapsed from the cessation of the employee's employment with the company, or within 10 years from the date of being granted, whichever is earlier. An option that is not exercised by the date of the end of the exercise period, shall be null, and shall not accrue to its holder any right toward the company.

          TAX TRACK - The options (including the exercise shares allocated in respect thereof as well as securities issued due to adjustments in respect of benefit shares or the issuance of rights) shall be blocked by the trustee, who shall hold them in trust for the offerees in the framework of Section 102 of the Income Tax Ordinance.

          RIGHTS - Upon their allocation, the exercise shares shall be equal in rights to the shares of the same type that exist in the company's capital, for all intents and purposes.

          ADJUSTMENTS - The exercise price of the options shall be adjusted to the distribution of dividends, should there be any at the time the options holder cannot exercise them, whether because they have not yet matured or because the blocking period pursuant to Section 102 of the
          Income Tax Ordinance has not yet elapsed. The program also determines a mechanism for adjusting the options for changes in the share capital
          (for instance, capital unification), the issuing of rights, merger, unification, (or) reorganization of the company.

          MANAGER OF THE OPTIONS PROGRAM - The company's Board of Directors is entrusted with the options program and is authorized, inter alia and subject to law, to approve offerees, to determine the terms of granting the options, including the number of options, the exercise period and its dates, and other terms, the acceleration of the right of exercise of the options, managing the options program and its interpretation, and any other action that the Board of Directors finds appropriate in the framework of managing the program.

     4.8.5.6 Regarding the accounting handling of the options program, see
          Explanatory Note 20 in the financial statements, Part C to this
          Report.

4.8.6 BENEFITS AND THE QUALITY OF THE EMPLOYMENT AGREEMENTS

     4.8.6.1 As of the date of this report, the company employs some 1,896 employees, among whom some 516 work in Israel, where the association with them is pursuant to the General Collective Agreement for the textile and clothing industry signed between the General Federation of
          Employees in Israel and the Industrialists Association, and the
          General Expansion Orders that apply to these agreements, and some 433 employees where the association with them is through personal labour agreements.

                                       40

     4.8.6.2 The company has associated with senior officers and members of management, in general, through personal agreements. The personal labour agreements in which the company usually associates with its employees in Israel arrange, inter alia, the following matters:
          monthly salary, social rights such as annual vacation, advance notice, deductions for pension and/or executive insurance funds, deductions for professional development funds, convalescent pay, sick pay and additional benefits to which the senior employee is entitled. In addition, the senior employee is entitled, in general, to an annual bonus at a rage determined pursuant to the evaluation of the employee's performance and subject to the profitability of the company. Furthermore, the company makes available to the senior employees a vehicle and a cellular telephone, and bears all the expenses connected with them. The senior employees of the company are required to maintain absolute secrecy regarding the company's business, and not to make use of the secret information even after the period of their employment. Each party is permitted to end the association by providing advance notice of between 30 and 120 days, in accordance with what is determined between them in the agreement. In special cases where the company is interested in encouraging the employee to remain in his position, the employee is entitled to grants according to grade points that are determined in the agreement with him. In most of the personal labour agreements, it is agreed between the employees and the company that Section 14 of the Severance Pay Law applies.

          For details regarding payment of the CEO and some of the senior officers of the company, see Section 6 of the chapter on additional details of the corporation, Part D of this report.

     4.8.6.3 REDUCTION IN SALARY

          In light of the economic crisis and the financial results of the company, the company has decided to reduce the salary of its employees as of the 3rd of December 2008. The rate of reduction in salary varies between 5% and 15%, in accordance with the employee's level of salary, such that the higher the employee's original salary was, the higher the rate of reduction. Pursuant to the notice delivered to the employees, the reduction in salary is valid for a period of 12 months, or until the company returns to profitability, whichever is earlier.
          Pursuant to the decision of the company, employees who choose to resign at any time during the period in which he is paid a reduced salary, shall be entitled to receive severance pay as if he has been dismissed by the company.

          The Directors of the company (other than External Directors)
          accordingly sent an instruction to the company to reduce the payments made to them during 2009 by 15%. Norfat, an interested party in the company, also instructed the company to reduce the payment made to her during 2009 by 15%.

          For details regarding the payments made to Norfat, see Section 6 in the chapter on additional details on the corporation, Part D of this report.

                                       41

4.8.7 STRUCTURAL CHANGES

     In the fourth quarter of 2008, the company decided to carry out changes in the company's organizational structure, including to combine the parallel functions in the field of "cutting and sewing" and in the field of
     "seamless" operations of undergarment and sportswear products (such as purchasing), to change the composition of the senior management, and to the field of quality assurance directly subject to the CEO.

4.8.8 COMMITMENT DUE TO THE CESSATION OF EMPLOYER-EMPLOYEE RELATIONS

     The group's commitments due to the cessation of employer-employee relations in respect of the group's employees in Israel are covered for the most part by deductions to the executive insurance policy, to comprehensive pension funds, and to compensation funds of the company or another compensation fund.

     In Jordan, where the company also has operations requiring the employment of a significant number of employees, the employees do not have pension rights. When they leave, they are entitled to early notice.

4.9. RAW MATERIALS AND SUPPLIERS

4.9.1 THE MAIN RAW MATERIALS

     Purchases in the fields of operations include the purchase of finished products and raw and peripheral materials required for the independent production activities from sub-contractors and suppliers. The rate of the company's purchases from a principal supplier in the field of dyeing, upon whom the company has dependency, constituted 4.9% of the scope of purchases from suppliers and sub-contractors in 2008, and 5.2% of the scope of purchases from suppliers and sub-contractors in 2007. For further details on the company's dependence on a sub-contractor in the area of dyeing, see paragraph 3.9.1 above.

     The raw materials used by the group to produce a variety of clothing that it produces independently are mainly cotton and cotton mixture threats, synthetic threads (such as cotton-spandex, cotton-lycra, and cotton-viscose) as well as additional materials such as elastic films, lace, and other textile components, some of which are developed by the company or by suppliers for it, which are sold in a broad price range. The group purchases the raw materials from a number of international and local suppliers, and has not encountered difficulties in the past in obtaining raw materials that are appropriate for the demands of production.

     Due to changing supply and demand conditions and other market factors which the company has no influence on, the prices of the raw materials are exposed to fluctuation. Other than a small number of threats that are used in some 80% of the products that the company manufactures on its own, the company purchases the raw materials that it needs for production of its products only after obtaining purchase orders from its customers. In general, the company does not hold inventory of raw materials for a period exceeding two months.

                                       42

4.9.2  METHODS OF ASSOCIATION WITH SUPPLIERS

     The company conducts contacts with hundreds of suppliers, mostly through on-going accounting, and with some through letters of credit. In general, and as customary in the sector, the company does not associate with these suppliers through agreement, other than the orders themselves.

     Some of the suppliers serving the company are dictated by its customers.

4.9.3 DEPENDENCY ON SUPPLIERS AND THE PRODUCTS REGARDING WHICH THERE EXISTS
      DEPENDENCY ON SUPPLIERS

     As a rule, the company does not have significant dependence on the various suppliers or sub-contractors of raw materials and of finished products, due to the existence of many alternative suppliers and plants. In the Far East and in other places, where the transition to manufacture through them has not involved a significant increase in production costs. However, in the case of replacement of a supplier or sub-contractor, the process of locating an appropriate supplier who meets the standards of the company and of the end customer takes time, and could last a number of months until the location of an appropriate supplier of sub-contractor and also involve costs related to training, adaptation and authorization of a sub-contractor and the new plant.

     Regarding the company's dependency on a sub-contractor in the field of dyeing, see Section 3.9.1 above.

4.10. RETURNING CAPITAL

4.10.1 THE POLICY ON HOLDING INVENTORY OF RAW MATERIALS

     The main raw materials used by the company are cotton threads, cotton mixtures, and synthetic threads and other textile components. Most of the raw materials are purchased by the company in parallel with receiving production orders form the customers, and therefore, the company does not customarily hold inventory of raw materials for long periods.

     The company holds inventory of raw materials at insignificant amounts, and insofar as that stated for the raw materials which are required for the production of a significant portion of the company's products.

4.10.2 THE POLICY ON HOLDING INVENTORY OF FINISHED PRODUCTS

     The company produces most of its products by advance orders, and therefore does not generally hold inventory of finished products beyond the amounts required in current orders. The company's average supply time products is some 90 - 120 days from the date of receiving the order.

4.10.3 THE POLICY ON RETURNING GOODS

     In general, while the customer agreements include the right of the customer to return goods if they are found to be defective, the company does not allow the return of goods that have been purchased other than in extenuating cases where a recurring flaw has been found in the products supplied that cannot be repaired.

                                       43

4.10.4 CREDIT POLICY

     Details of the balances of credit amounts and the average credit days of the company's customers and suppliers for 2007 and 2008 (in millions of dollars) are below:

----------------------- ---------------------------------------- ----------------------------------------
                                31(ST) OF DECEMBER 2008                    31(ST) OF DECEMBER 2007
----------------------- ---------------------------------------- ----------------------------------------
 AVERAGE CREDIT DAYS       TOTAL CREDIT     AVERAGE CREDIT DAYS     TOTAL CREDIT      AVERAGE CREDIT DAYS
----------------------- ------------------- -------------------- -------------------- -------------------
Customers                       26                  49                   30                   67
----------------------- ------------------- -------------------- -------------------- -------------------
Suppliers                       27                 111                   30                  177
----------------------- ------------------- -------------------- -------------------- -------------------

4.11. INVESTMENTS

     ACQUISITION OF THE ACTIVITY OF A COMPANY THAT MANUFACTURES AND MARKETS
     SWIMWEAR IN THE USA: In September 2008, the Company reached an understanding with an American company that manufactures and markets swimwear in the USA (hereinafter: "THE SWIMWEAR MANUFACTURER"), according to which the Company would be entitled to acquire the swimwear manufacturer's activity or part of it, in return for payment of commission for the first two years of the arrangement, which commission would be no greater than the maximum amount determined by the parties. The transfer of activity is achieved by a transfer of orders from the swimwear manufacturer's customers to the Company, which would manufacture and supply them. The Company estimates that as a result of this cooperation, its sales of swimwear during 2009 will increase by five (5) to nine (9) million dollars, less the commission due to the Swimwear Manufacturer. Starting in the 2010 season, the Company intends to receive orders from the swimwear manufacturer's customers directly, and not through the swimwear manufacturer.

     The information regarding the potential growth in sales of swimwear is forward looking information, as the term is defined in the Securities Act.
     Forward looking information is uncertain information relating to the future, based on the Group's existing information at the time of publishing the Report, and includes the Group's estimates or intentions correct at the date of publishing the Report, or that are not dependent solely on the
     Company. It is possible that all or some of this information will not be realized or will be realized in a different way, among other things for the following reasons: changes in the exchange rate of the shekel against other currencies, the global crisis in capital markets, changes in the requirements of the relevant market, changes in competition, the swimwear manufacturer's compliance with the agreement made with it, the satisfaction of the swimwear manufacturer's customers with the Company's performance, etc.

4.12. FINANCING

     The Company's activity is financed by its own equity, bank credit and supplier credit. The Company's bank credit facility changes from time to time depending on its need for finance and by arrangement with the banks.
     At December 31, 2008 the Company's credit facility amounted to some 38 million dollars, of which some 27 million dollars were being utilized by means of loans and credit. In the last quarter of 2008, the Company's short term credit facility provided by the banks amounted to 6.6 million dollars, and the total facility after that amounted to some 38 million dollars.

                                       44

     LOANS - THE AMOUNTS OF LOANS AND THE AVERAGE RATE OF INTEREST

                               ------------------------------------ ------------------------------------
                                        SHORT TERM CREDIT                    LONG TERM LOANS**
                               ------------------------------------ ------------------------------------
                                AMOUNT IN      AVERAGE RATE OF       AMOUNT IN      AVERAGE RATE OF
                                 DOLLARS           INTEREST           DOLLARS           INTEREST
------------------------------ ------------ ----------------------- ------------ -----------------------
Banking sources                   9,323       Between 4.88% and       15,486       LIBOR + 1.2%, i.e.
                                                    5.88%.                          between 2.6% and
                                             The average interest                  3.85%. The average
                                              rate at March 15,                     interest rate at
                                                  2009 was                           March 15, 2009 was
                                                    5.3%                                   2.32%
------------------------------ ------------ ----------------------- ------------ -----------------------
Non banking sources               None                                 None
------------------------------ ------------ ----------------------- ------------ -----------------------

     *    Short term credit from banking corporations includes loans for periods up to one year, and overdrafts from the Company's bank accounts in accordance with the credit facilities available.

     **   In 2008 the Company did not comply with the financial criteria, and therefore and in accordance with the provisions of IASI standard, the
          Company classified its long term loans as a short term credit facility from banking corporations in its financial reports for 2008. In view of its receipt of waiver letters from the banks during March 2009, these loans will be re-classified as long term loans in the financial reports for the first quarter of 2009, assuming that the Company meets the financial criteria.

     The credit lines in the loan account in NIS and in dollars amount to 6.7 million dollars. These credit lines are utilized by the Company as necessary each day. The interest rate for this credit is LIBOR + 1%
     annually, a total of some 2.5% per annum. In addition, the Company pays annual commission of 1.5% of these credit lines.

     Credit lines for documentary credit and other guarantees are about 4.9 million dollars. These credit lines are utilized as needed in connection with purchases from suppliers according to the trading terms agreed from time to time. As of 11.3.2009 the Company is using about 3.3 million dollars of these credit lines. This credit mainly bears commissions.

     RESTRICTIONS ON RECEIPT OF CREDIT BY THE COMPANY

     The Company is obligated towards the bank to maintain all the following financial ratios:

     1.   Equity that is no less than 40 million dollars.

     2.   Equity as a proportion of the total balance sheet is no les than 20%
          at all times.

     3.   The ratio between the company's total obligations to banks and its
          EBITDA is no greater than 9.5.

                                       45

     Failure to meet the aforesaid conditions grants the banks the rate to demand immediate repayment of all the credit provided to the Company.

     As of the date of signing the financial reports for 2008, the Company was not complying with the EBIDTA condition, due to the reported loss.

     In March 2009, the Company received from all three banks letters of waiver regarding the aforesaid breach in relation to the Company's reports for
     2008.

4.12.1 THE CORPORATION'S CREDIT LINES AND THEIR TERMS AND THE BALANCE OF CREDIT
     THAT WAS UTILIZED BY THE REPORT DATE: below are details of the credit lines and the extent of their utilization, in thousands of dollars:

--------------------------------------------------- ------------------------- --------------------------
                 BANKING SOURCES                       SHORT TERM CREDIT          LONG TERM CREDIT
--------------------------------------------------- ------------------------- --------------------------
Credit lines                                                 20,732                     15,485
--------------------------------------------------- ------------------------- --------------------------
Utilization of credit lines as of the Report date            13,601                     15,485
--------------------------------------------------- ------------------------- --------------------------
NON BANKING SOURCES (CONSIGNMENT COMPANIES)                        Current credit lines
--------------------------------------------------- ----------------------------------------------------
Credit lines                                                              $2,000
--------------------------------------------------- ----------------------------------------------------
Utilization of credit lines as of the Report date                         $2,000
--------------------------------------------------- ----------------------------------------------------

     The interest for credit received by the Company from consignment companies during 2008 was at the rate of LIBOR + 6% per annum, and on average about
     9% per annum.

4.12.2 THE CORPORATION'S ASSESSMENT OF THE NEED TO RECRUIT OTHER SOURCES

     As of the publication date of this Report, the Company expects that its cash flows from regular activity and from its existing credit lines, will enable it to meet its current obligations and for the foreseeable future and to continue its activities. However, it is possible that a worsening of the economic recession will oblige the Company to recruit other sources of finance. The Company is considering raising funds to strengthen its financial standing and its ability to develop its activity and expand its scope. For that purpose, the Company's board of directors decided, on
     December 9, 2008, to issue rights to the Company's shareholders. The
     Company estimates that it will embark on the process of recruiting sources during the second quarter of 2009, subject to market conditions, among other things.

     The Company's assessment of the need to recruit sources of funds is forward looking information, as the term is defined in the Securities Act. Forward looking information is uncertain information relating to the future, based on the Company's existing information at the time of publishing the Report, and includes the Company's estimates or intentions correct at the date of publishing the Report, or figures that do not depend solely on the Group.
     It is possible that all or some of this information will not be realized or will be realized in a different way, among other things for the following reasons: changes in the exchange rate of the shekel against other currencies, the global crisis in capital markets, changes in the requirements of the relevant market, changes in competition, changes in the financial industry, including interest rates and so on.

                                       46

4.13. TAXATION

     THE ENCOURAGEMENT OF CAPITAL INVESTMENTS ACT, 1959 (HEREINAFTER IN THIS
     SECTION: THE ACT).

     The Company's factories have received the status of "approved enterprise"
     pursuant to the Encouragement of Capital Investments Act. Pursuant to this
     Act, the income from approved enterprises, for ten years from the year in which taxable income is first generated, providing that no more than 14 years have passed since the year in which the approval was granted, or 12 years from the date the factory was first operated, whichever is the sooner
     (hereinafter: the benefit period), will be subject to tax at a restricted rate ranging from 10% to 25% (according to the rate of the external investment in the company). A company in which the percentage of external investment is greater than 25% is entitled to a benefit period of 10 years.
     Enterprises approved since January 1997 are entitled to exemption from tax in the first two years of the benefit period. The aforesaid benefit period has not yet begun. The Company's first approved benefit period for investments has ended, and therefore the income deriving from this investment is taxable at the rate set for companies in Israel. The ratio of the income generated from these investments is calculated according to the volume of the Company's sales additional to its sales before the relevant investments began. Shareholders owe tax at the rate of 15% (deducted at source) on dividends distributed from the income from approved activities, and at the rate of 25% on dividends distributed from income from other sources, unless otherwise determined in treaties to prevent double taxation. The Company's third plan is in the framework of Amendment 60
     (hereinafter: the Amendment) to the Act on the alternative track. On the alternative track the start of the benefits period is determined starting from the first year in which taxable income was first generated by the beneficiary business, providing that no more than 12 years have passed since the start of the chosen year. The Hi-Tex factory chose 2007 as its chosen year. In addition, on 30/6/08, an application was submitted for a pre ruling from the Professional Department of the Income Tax on obtaining the status of a beneficiary enterprise and to set 2007 as the chosen year.
     So far no reply has been received from the tax authorities. Macro chose the year 2007 as its chosen year on the alternative track, in the framework of the Amendment.

     THE INDUSTRY ENCOURAGEMENT ACT (TAXES), 1969

     The Company and its subsidiaries operating in Israel are "industrial companies" according to the Industry Encouragement Act (Taxes), 1969, and
     by virtue of this Act they are entitled to claim amortization at increased rates, consolidated tax rebates and a permitted reduction for tax purposes of a period of three years of the costs of registering shares for trading.

                                       47

     THE RATES OF TAX APPLICABLE TO INCOME THAT DOES NOT DERIVE FROM "APPROVED
     ENTERPRISES"

     In June 2004 the Knesset passed an Amendment to the Income Tax Order (No.
     140 and Temporary Provisions), 2004, and on July 25, 2005, the Knesset
     passed a further law, the Amendment to the Income Tax Order Act (No. 147),
     2005, which state, among other things, that the rate of company tax will be gradually reduced to the following rates: in 2004 - 35%; in 2005 - 34%, in
     2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26%, in 2010 and
     thereafter - 25%.

     The tax rate applying to a company consolidated in the USA is 34%.

     The Company has a subsidiary that is incorporated in the free trade area in
     Jordan and is assessed under the tax laws in Jordan. The statutory tax rate in the free trade area in Jordan, in the field that the Group is engaged in, is 0%.

     LOSSES FOR TAX PURPOSES TO BE CARRIED FORWARD TO FUTURE YEARS

     The balance of carryforward losses in Tefron, Hi-Tex and Macro amounted to about 21.5 million dollars on December 31, 2008. The balance of carryforward losses in Tefron USA amounted to about 13.3 million dollars on
     December 31, 2008.

     For further details about the tax laws applying to the Group, tax assessments, cumulative losses for tax purposes and the amounts of deferred taxes that were recognized on account of them in the financial reports, see
     Note 17 of the Company's financial reports, Part C of this Report.

4.14. LIMITATIONS AND SUPERVISION OVER CORPORATE ACTIVITY

4.14.1 SUBORDINATION OF ACTIVITIES TO SPECIFIC LAWS

     The company meets the essential legal requirements that apply to it in the various countries where it is active. Corporate activity is contingent upon observing the various laws of the State of Israel in view of the fact that management offices and some of the factories are located in Israel Likewise the company must comply with the directives of the laws that apply to company activity in the countries where it manufactures either independently or via its subcontractors, purchases or exports (Jordan,
     China, India, Cambodia, Vietnam, Morocco) and in countries where the company markets its products (the United States, Canada, Europe).

4.14.2 BUSINESS LICENSE

     The Company has business licenses for its businesses in Israel, in accordance with the provisions of the Business Licensing Act, 1968, except as specified below:

     4.14.2.1 The company building held by the Macro Corporation in Holon
          Israel, which is responsible for the company's swimwear line, is operated without having a business license. The Holon municipality has presented an indictment against the company and its director, and the company is seeking put in order all demands by the municipality that constitute a precondition to the receipt of a business license.

                                       48

     4.14.2.2 The company's dyeing workshop in Netanya, which was closed at the end of 2008, had no business license, although the company submitted a request to receive one.

4.14.3 STANDARDIZATION

     The company is obligated to meet the European quality standard: ISO
     9001:2000, as well as other requirements in accordance with other quality standards demanded by the Company's customers.

4.14.4 QUALITY CONTROL

     The Company must meet its customers' demands in the realm of quality control, safety and hygiene, labour employment conditions, business ethics, avoidance of using dangerous materials etc.

     Company products are assembled in accordance with engineering documentation, and their quality is inspected by workers who have undergone professional training and are authorized for this purpose. The company's subcontractors provide complete products and/or their manufactured mechanisms/components to the company while strictly adhering to the requisite quality.

4.14.5 For further details see paragraph 4.1 above (limitations, legislation, standardization and special constraints that apply to the areas of activity).

4.15. IMPORTANT AGREEMENTS

     The agreement with Alba Health - on September 6, 2002 was an agreement signed between the company and Alba Health and others under which the company purchased 48.325 percent of Alba Health's issued and released share capital and in addition the company received an option to sell its share of holdings in Alba Health to the Alba Health company (hereafter: "THE
     OPTION").

     In April 2006 the company exercised the option at its disposal to sell its holdings in the Alba Health company and sold them to Alba Health that is currently totally owned by a third-party that has no connection to the company. The sale was made in return for the sum of about $13,000,000, out of which $10,000,000 were paid the company in cash, and $3,000,000 were to be paid to the company via an unsecured promissory note, contingent upon
     Alba Health's paying off its debts to a bank in the United States. Since
     Alba Health did not observe the financial relations to which it was obligated by the loan agreement between itself and the bank, the bank demanded payment of the loan in full and prevented Alba Health from transferring quarterly interest payments to the company as per the promissory note. In view of this, Alba Health committed itself on December
     31, 2008 to a loan agreement with an alternative bank, and concomitantly the company contracted with Alba Health and the bank an alternative promissory note - as part of an agreement that establishes that the debt to the company is subordinate to the debt to the new bank. In the revised promissory note deferred dates were set for the payment of interest and the payment of the loan's principal. Likewise, payment of the debt to the company is conditional, like any payment under to the promissory note, upon
     Alba Health's shareholder meeting the terms of the loan agreement between him and the new bank. According to the new promissory note of December 31,
     2008, the company can expect to receive the arrears on interest payments beginning with July 2009 and until October 2009. Beginning with October 1,
     2009 the company can expect to receive each quarter $300,000 to cover interest and principal and this over ten quarters, up to January 1, 2012, the date that the debt will be paid off in full.

                                       49

     CONTRACTING WITH A SUBCONTRACTOR IN THE AREA OF DYEING -

     The company has an important contract with a substantial contractor in the field of dyeing and in this framework the subcontractor performs dyeing work for company products while using company machines alongside the machines of the subcontractor. For further details see paragraph 3.10.1 above.

     THE INVESTMENT AGREEMENT WITH NORFET -under an investment agreement that was made on February 17, 2004 between the company and NORFET, the company pays NORFET every year management fees in the amount of 120,000 USD.
     Beginning with December 1, 2008 the management fees were reduced by 15% and this will continue till the close of the year 2009. In this manner NORFET shared the salary reduction for all company employees that was implemented in December 2008, and extended to company directors (save for external directors), who also agreed that the remuneration paid to them by the company would be reduced by 15%.

     Likewise under the Registration Rights Agreement that was made between the company and NORFET and others, the company is obligated, inter alia, to submit at NORFET's request a shelf prospectus that will allow NORFET to sell its shares in the company in the course of stock market trading in the
     United States (a prospectus according to form F-3) and to keep this prospectus in force for 2 years subject to a number of limitations. The company published the prospectus as aforesaid and keeps it in force by filing the requisite periodic reports in the United States.

     For further details regarding payment to NORFET see paragraph 6 to the chapter Additional Details about the Corporation, in part 4 to this report.

4.16. LEGAL PROCEEDINGS

4.16.1 On November 15, 2006 a former corporate employee filed lawsuits in the
     District Court and the Labour Court against the company, against a serving director on the company and two former company directors. The plaintiff was tried and imprisoned in Egypt on the charge of espionage in November 1996, while residing in Egypt as part of his work for the company. The plaintiff argued that there was a direct connection between his arrest in Egypt and his work in the company's ranks in Egypt. For this reason the plaintiff demands that the district court obligate the company to pay damages in an amount exceeding 2,500,000 shekels as compensation for his loss of earnings, legal expenses and others while in the Labour Court he is seeking a judgment of about NIS 5,000,000 for various rights under the labour code that are calculated with regards to the period that he spent in an Egyptian jail. The company's position is that the suit's prospects are low.

                                       50

4.17. TARGETS AND COMMERCIAL STRATEGY

     The company periodically examines its targets and commercial strategy. In general, the company's commercial strategy is to utilize the know-how and goodwill and the resources at its disposal, to enlarge the volume of activity and enhance profits, while constantly preserving and improving the quality of its products. To realize this strategy the company acts as follows: The company develops, designs and manufactures its products according to its customers' demands and needs, as the products are manufactured by the company but carry the trademark of those customers.

     The company is working to expand its customer base, by marketing activity, establishing a presence in the target countries, participating in exhibits, and establishing ties with potential customers. The expansion of the customer base will reduce the company's dependence on its two major customers.

     In addition to the company's efforts to expand its existing customer base, it seeks to offer new designs and ideas for new products that in its opinion suit the product line of the customer and his target audience. It is Tefron's intention to continue placing an emphasis on the quality and innovativeness of its products that provide it with added value in comparison with its competitors.

     The company consistently perseveres with making its production processes more efficient by continuing its transfer of labour-intensive manufacturing processes to countries where labour costs are cheap, training its manpower to a high professional level, mechanizing production processes and displaying new technologies.

4.18. PROJECTED DEVELOPMENT FOR THE COMING YEAR

4.18.1 General

     The company intends to continue its activity next year in accordance with the strategy detailed in paragraph 4.17 above, and accordingly, it expects to take the following actions:

     It will continue to buttress work relations with existing corporate customers, while adhering to a high level of service, including an improvement in delivery times.

     The company's design and development team's liaison with corporate customers will continue to expand. The company experts will continue strengthening collaboration with corporate customers, including all stages of product evolution, from the basic design stage until the finished product.

     Relations with new customers offering a potential for appreciable sales volumes will continue their development. The company will expand its customer base in the United States, and will begin marketing in Europe and on the domestic market.

     As part of the production process manufacturing surpluses are created. The company plans to develop a number of outlet stores that will permit the sale of these surpluses in an effective manner. The first such store was opened in Israel, at the company site at Tradion, in mid-January 2009.

     Manufacturing activity will continue to expand at sites characterized by low costs, in order to reduce the manufacturing costs of company products.

                                       51

4.18.2 IMPORTANT CHANGES IN THE MARKETING SYSTEM, AND CUSTOMER HANDLING

     The company appointed a deputy CEO for commercial development who will be responsible for the engagement of new customers in all spheres of corporate activity, whereas the company's deputy CEO for marketing will focus on current activities vis-a-vis existing company customers.

     For the purpose of entering the European market the company hired a marketing manager, a native of Germany, who will be subordinate to the deputy CEO for marketing and intends to establish a sales office in
     Germany. Likewise the company made connections with sales agents in England and France.

     The company intends to open a number of surplus stores that will be operated by concession holders. For this purpose it appointed a chain store manager who will work under the deputy marketing Chief Executive Officer of the Company.

4.19. DISCUSSION ON RISK FACTORS

4.19.1 MACROECONOMIC RISK FACTORS

     4.19.1.1 THE ECONOMIC SITUATION BOTH GLOBALLY AND IN ISRAEL AND THE CREDIT
              CRUNCH

          Today's global economic crisis has amongst other things brought about a constriction in the volume of credit and the company has been currently contending in recent months with the unavailability of credit, after the credit lines at its disposal were reduced by the banks. The company is working to balance its sources of finance vis-a-vis expenses by taking efficiency measures. Amongst other things the company is examining the possibility of raising additional sums. A cash shortage can prevent the company from developing new products, increasing its sales volume or maintaining its current sales volume, developing in accordance with the demands of industry, exploiting future opportunities and responding to competitive pressures or to unforeseen demands.

          A cash shortage can also deny the company the possibility of continued
          operation.

     4.19.1.2 ECONOMIC CONDITIONS IN THE TARGET MARKETS

          The aggravation of the global economic crisis and recession and the constriction of consumption volume can seriously damage company sales and result in losses.

          Additionally, the aggravation of the economic crisis and the credit shortage in the target markets can lead to the postponement of payment dates by company customers and thus inhibit the company's cash flow.
          Economic difficulties in the target markets can also endanger the commercial activity of company customers or some of them, and leave the company without any capability of receiving payment from them, after it has already delivered their orders. In general the company does not tend to demand securities in return for implementing customer orders. If one of the company's serious customers will not meet its payment obligations towards the company, this can have a substantially negative impact on the company

                                       52

          The company's major sales in 2008 were made to two primary customers,
          Victoria's Secret and Nike. In the event that these customers will not continue purchasing products from the company in volumes resembling those in 2008, the company can expect a marked decline in its sales volume.

     4.19.1.3 ECONOMIC, POLITICAL AND SECURITY CONDITIONS IN THE MANUFACTURING
              COUNTRIES

          Economic difficulties, political instability and security problems, terrorist attacks against foreigners, in general, and Jews, in particular, in the countries where the company manufactures can disrupt the normal course of business of the company's suppliers and subcontractors, and as result impair the company's manufacturing capacity.

     4.19.1.4 SECURITY AND POLITICAL CONDITIONS IN ISRAEL

          The political, economic and security situation in the State of Israel directly impacts the company, as its management offices and some of its manufacturing plants are located in Israel. Since the
          establishment of the State of Israel in the year 1948, Israel and its
          Arab neighbors have been involved in a number of armed conflicts. In the months of July and August 2006 the State of Israel was involved in a war in the country's north, during which the company's normal activity routine was disrupted. In January 2009, the State of Israel launched a military operation in Gaza, as a result of which security warnings were published regarding the presence of Israelis in Jordan.
          Most of the company's sewing activities are concentrated in Jordan and damage to its ability to maintain activity can accordingly damage the company's manufacturing capacity and its ability to meet delivery on customer orders. Despite efforts to promote peace processes between the State of Israel, the neighbouring Arab countries and the
          Palestinian people, the possibility exists that there will be an awakening and/or an escalation of hostile activities against Israel.
          These hostile activities can hinder Israel's international commercial activity and substantially damage company activity. Additionally, in
          Israel there is annual reserve duty and/or callups during crisis periods that apply to male Israeli citizens and permanent residents.
          The company cannot foresee the full influence of reserve duty as aforesaid on the company's labour force since some of the company's workers and managers will be called up for reserve duty.

     4.19.1.5 COST INCREASES IN THE PURCHASE OF FINISHED PRODUCTS OR PRODUCTION
              SERVICES

          The company purchases and manufacturers some of the products that it sells, via subcontractors in the countries of the Far East and in
          Jordan. As far as the aforesaid price increase applies as a result of a rise in production-related costs and the strengthening of the local currencies against the American dollar or for any other reason, then as a result, is liable to be impaired the level of profitability of the company in connection with products purchased from
          sub-contractors.

                                       53

     4.19.1.6 EXCHANGE RATE FLUCTUATIONS

          Since the company operates in a variety of countries, it is exposed to risks that derive from exchange rate fluctuations in the various currencies. Fluctuations in the exchange rate of various currencies can impact on the results of company activity, primarily in light of the fact that company activity takes place throughout the world in various currencies and the bulk of its sales are in the United States.

          86.7% of company earnings in the year 2008 were received in American dollars, 11.1% in Euros and 2.2% in N.I.S. An appreciable portion of company expenses are in N.I.S. and therefore the company is exposed to losses in the event that the dollar is devalued vis-a-vis the shekel.

          As a result of the shekel's appreciation vis-a-vis the dollar, during year 2008 the company recorded expenses in the amount of $540,000.

          In order to reduce the company's exposure to exchange rate fluctuations between the various currencies, the company is periodically examining measures to protect its exposure to loss as a result of exchange rate fluctuations between the currencies including the purchase of forward contracts for exchanging foreign currencies into dollars at a price fixed in advance so that purchase and other costs will be denominated in the sales currency. Nevertheless, these hedge transactions will not protect the company if the devaluation in these currencies vis-a-vis the dollar will continue after the end of the forward contracts. Likewise, the company is working to increase its sales in Europe and Israel, which will balance the company's revenue system in a manner that will reduce the risk level in this matter.

     4.19.1.7 FREE-TRADE AGREEMENTS

          Changes in global free trade agreements may also produce customs and import quota regime changes in the countries that serve as the company's major target markets and production sites -- currently the company enjoys free-trade agreements between Israel and the United
          States, Canada, the European Union and the European Free Trade
          Association. Trade agreements allow the company to sell products manufactured in Israel to the United States, Canada, and the member states of the European Union and the European Free Trade Association
          when they are exempt from customs and import quotas. The United States expanded the benefits under the US-Israel trade agreements for goods that were processed in the region of company's facilities in Jordan.
          Thanks to a free-trade agreement between the European Union, the
          United States and Egypt, the company can manufacture products in Egypt as well and import them into the countries of the European Union as well as the United States, when they are exempt from taxes and quotas.

          The company finds itself in a period where the international commercial environment in which it operates, is undergoing changes that stem from the removal of import quotas as part of the agreement by the World Trade Organization. The aforesaid removal of quotas and the loss of the advantages of free trade cancel out one of the company's important competitive advantages and can lead to erosion in profitability.

                                       54

4.19.2 SECTORAL RISK FACTORS

     4.19.2.1 COMPETITION

          It is a possibility that the company will not be able to contend with competition from various manufacturers who enjoy economic, geographic and other advantages over the company. The company competes head-on with a number of clothing manufacturers who enjoy reduced production costs due to advantage of scale, a cheaper labor force, geographic propinquity to consumers and/or suppliers and who are endowed with greater economic and/or marketing resources. Ever-increasing competition from competitors may result in price reduction pressures or the loss of market share and as a result adversely influence company earnings in terms of profitability. There is no certainty that the company will successfully contend with competition from existing competitors or new competitors.

     4.19.2.2 THE CANCELLATION OF IMPORT QUOTAS ON TEXTILE GOODS

          Beginning with January 1, 2005, the member countries in the World
          Trade Organization removed part of the quotas on textile products. As a result, some of the textile products manufactured in a country that is a member of the World Trade Organization are no longer subject to quota limitations. In 2006, some of the quotas were restored on textile products manufactured in China.

          These changes allow retailers, clothing companies and others to import unlimited quantities of textile products from member countries where as mentioned manufacturing costs are low. As a result, textile and clothing prices worldwide including company products are contending with pressures for price reductions and these prices are liable to continue their decline. Should such a price decline accelerate beyond the company's ability to cut costs, the company's business and the results of its activities may be adversely influenced.

          Let it be noted that the United States and the European Union adopted a policy of safeguards with regards to products imported from China, till the end of 2008 that limited the total number of items imported from China. Beginning with 1.1.09, no quotas apply to imports from
          China to the United States and the European Union and this can have an influence on company activities that are related to the categories and quantities upon which the limitations were imposed.

     4.19.2.3 CHANGES IN FASHION PREFERENCES

          The clothing industry is subject to changes in consumer fashion preferences. The company's sales rate can decline if the company and/or its clients should err in their evaluation of current fashion and the price that consumers are prepared to pay for the products of the company/of the company's customers. Therefore the company's success is partially dependent on its ability to design and manufacture products that will appeal to its customers and consumers and can withstand fluctuations in fashion trends. It is possible that the company will fail in its attempt to predict fashion trends. Should the company and its customers err in their evaluation of the fashion trends, product orders from company customers may decline and/or the price that customers will agree to pay for company products will decrease, and this can adversely influence the company.

                                       55

     4.19.2.4 CHANGES IN RAW MATERIAL PRICES AND SHIPPING COSTS

          The company has no control over changes in the prices of the raw materials that it uses as well as changes in shipping prices. A rise in the costs of raw materials and/or shipping can damage company profitability. The main raw materials that the company uses to produce its products are cotton, Lycra and rubber threads. The financial results of company are pegged to a large extent to the price of raw materials and their availability. Raw material prices, as well as shipping prices are not stable in view of fluctuating supply and demand and other market factors that the company cannot control. It is possible that the company will not be able to pass on the aforesaid cost increases to its customers. This situation can adversely influence the company's profitability and its economic condition.

     4.19.2.5 REGULATORY DEVELOPMENTS

          Since the company is operating in the international market it is exposed to changes in foreign law, export limitations, protective tariffs, trade restraints, changes in the tax laws, difficulty in hiring suitable manpower and managing international operations, social, political and economic changes as well as other risks that are inherent in international commercial activity, and each and every one of them can substantially impact the financial results of the company.
          Every one of these factors can adversely influence the company's ability to supply or receive merchandise under competitive terms and suitable timetables and can adversely impact the results of its activity.

     4.19.2.6 THE POLITICAL, SECURITY AND ECONOMIC CONDITIONS IN COUNTRIES WHERE
              THE COMPANY OPERATES

          The political, security and economic situation in countries where the company operates, that include Jordan, Israel, Turkey, India and others can influence company activity and hence its financial results.

4.19.3 RISK FACTORS THAT ARE UNIQUE TO THE COMPANY

     4.19.3.1 DEPENDENCE ON KEY CLIENTS

          An appreciable part of corporate earnings in 2008 derived from a small number of customers and primarily two customers operating in the
          United States, Nike and Victoria's Secrets (both hereafter: "KEY
          CUSTOMERS"). A reduction in the volume of purchase orders for company products from a key customer can very adversely impact company earnings. The company's agreements with its customers, including key customers, are short-term agreements and do not include an obligation to make a minimal purchase. It is possible that the company's key customers will elect in the future not to purchase company products in the same quantity or under the same terms that they did in the past.
          Any decline in purchases by these key customers, or any other substantial customer, or a change for the worse in terms of sale to these aforesaid customers, or a change for the worse in the financial condition of any of these aforesaid customers, can exert a negative influence on the company's sales volume and as a result on the company's financial results. For further details on the expected decline in sales the company's significant customers, Nike and
          Victoria's Secrets, see paragraphs 3.1.1 ands 3.10.1.

                                       56

          An additional aspect of company dependence on key customers is tied to the key customers' ability to meet their obligations in making payments to the company for the orders that the company provides them.
          In general the company does not demand from its key customers any guarantees whatsoever for the orders that the company supplies them.
          Should any of the key customers fail to meet the aforesaid obligations to the company this will adversely impact company earnings and as a result the company's financial results.

     4.19.3.2 LIMITATIONS ON THE COMPANY'S ACTIVITIES BY VIRTUE OF LOAN
              AGREEMENTS

          The loan agreements to which the company is a party include various limitations on the company's ability to act freely, including limitations on the company's ability to raise a debt, purchase assets, and distribute dividends, These limitations could compel the company to act differently. from the most optimal behaviour for the company.
          In addition, non-compliance with the limitations, as aforesaid, could lead to making the loans due for immediate repayment.

     4.19.3.3 THE COMPANY'S POTENTIAL FAILURE TO MEET OBLIGATIONS TOWARDS THE
          LENDING BANKS

          In the event that the company should fail to uphold its obligations in the context of financial relations with the banks, the banks may demand immediate repayment of the company's debt to them.

     4.19.3.4 DEPENDENCE ON AN ESSENTIAL SUBCONTRACTOR

          All the dyeing work in the area of the company's seamless activity is performed by a subcontractor of the company. If for some reason whatsoever the subcontractor will not be able to meet his obligations to the company, the company will not be able to supply its customers'
          orders.

          The company's entry into the manufacture of more complex products and receipt of smaller orders for small series from the customers will incur operating difficulties for the company.

          Operating difficulties damage the company's financial results, its ability to preserve its competitive advantage, and may damage its customer relations, goodwill and sales volume.

          The company is dependent on the suppliers of its machines and their ability to provide periodic maintenance services.

          Should one of the company's major suppliers of machines refrain for any reason whatsoever from providing maintenance services or selling either spare parts for the company's machines or additional machines, this can seriously damage the company's manufacturing capacity.

                                       57

     4.19.3.5 THE DETERIORATION OF RELATIONS BETWEEN ISRAEL AND ITS NEIGHBORS

          Security conditions prevailing in Israel and the region can have an influence on company business. A deterioration in relations between the State of Israel and its neighbors, where some of the company's manufacturing facilities are located, can disrupt production processes and the purchase of company products and damage its financial results.
          During 2008, about 63.1% of company earnings derived from the sale of merchandise that was manufactured in Jordan. Company activity in
          Jordan is predicated to a large extent on relations between Jordan and the State of Israel. In the past hostility existed between Israel and
          Jordan. Likewise beginning with December 2008, the hostility level between Israel and the Palestinians rose and this can damage company activity in Jordan. A deterioration in Israel's relations with Jordan can hurt company production and therefore adversely influence the company.

     4.19.3.6 DIRECT CONNECTIONS BETWEEN RETAILERS AND MANUFACTURERS IN THE FAR
              EAST

          In recent times, a number of large retailers are attempting to bypass design companies by developing private undergarment brands and contracting directly with manufacturing plants, to have them manufacture products for them. The company believes that this phenomenon will encompass basic products intended for the mass market, where the design element is less important. Company sales can be damaged if this phenomenon spreads further.

     4.19.3.7 DECREASED MARKET SHARE FOR COMPANY CUSTOMERS

          The company's sales rates can be damaged in the event that company customers will not successfully compete in the competitive markets where they operate. In the event that the sales rate of a major customer should decline for any reason whatsoever, irrespective of whether it is related to the company and its products, the sales rate of the company to such a customer can also decline.

     4.19.3.8 OPERATING DIFFICULTIES

          In order to maintain the and reinforce company's competitive ability, the company must provide products which are new, innovative and sometimes even complicated to manufacture. The company must supply the products in quantities and time frames that suit customer needs, and sometimes is required to supply orders in small amounts and in a tight time frame. Likewise in order to contend with price pressures and with global economic conditions, the company must reduce its production costs including by moving segments of the production process to
          Jordan. As results of everything detailed above, the company is contending with the need to overcome operating difficulties, in order to guarantee the quality of its products and meet its obligations towards customers in terms of delivery times, which, if not met, would lead to penalties being imposed on the Company by its customers. The company is contending with additional costs and surplus expenses that reduce its profitability level and even incur losses. Likewise, the existence of operating difficulties over time can damage the company's reputation and lead to a diversion of orders and projects to the company's competitors.

                                       58

     4.19.3.9 NON-FORECAST EXPENSES RELATED TO THE DELIVERY OF PRODUCTS

          The Company is required to supply its products through various delivery companies. Delivery of the Company's productions involves unexpected expenses, such as (a) product theft; (b) loss of products;
          as far as the aforesaid additional expenses are not covered by the
          Company's various insurance policies.

     4.19.3.10 ENTRY INTO NEW AREAS OF OPERATIONS

          In recent years, the Company has invested resources in order to expand the scope of the products, which it manufactures, in order, inter alia, to enlarge the Company's customer base. To this end, the Company has purchased and in the future is likely to purchase plant and machinery appropriate for the manufacture of the aforesaid new products. Purchasing the said equipment, as well as the time required for its acceptance, requires many resources and may reduce the
          Company's future cash flows.

     4.19.3.11 DEPENDENCE ON THE SUPPLIER OF THE MANUFACTURING EQUIPMENT

          The Company purchases the knitting machines used in the Hitex division from one single supplier. If and as long as the said supplier cannot comply the Company's requirements for additional machinery and maintenance of the existing machines, this could impair the Company's production capacity, and as a result, its ability to maintain the pace of orders of its customers.

     4.19.3.12 THE COMPANY'S PLANT IN MISGAV

          The manufacturing operation in the operation of seamless products is centralized in the Company's plant in Misgav in which the Company's unique equipment for this activity is mainly located. In circumstances in which the Company is prevented from operating at its plant in
          Misgav, for any reason whatsoever, the Company's capacity to manufacture the seamless products will be impaired in a way that will adversely affect the Company's results of operation.

     4.19.3.13 THE COMPANY'S LIABILITIES

          The Company has large amount of short-term and long-term liabilities.
          The said liabilities can have a negative impact on the Company's activities, as follows: (a) to compel the Company to use its cash flows in order to repay debts and not for the development and expansion of the Company's business; (b) to place the Company in an inferior position compared to its competitors who do not have to contend with a large debt; (c) to increase the Company's vulnerability to periods of economic crisis or recession and to limit the Company's ability to respond to changes in the economic and business environment; (d) to restrict the Company's ability to borrow money for its needs.

          In addition, since some of the Company's loans bear interest at variable rates, an increase in interest rates will result in an increase in the Company's financial expenses and so reduce its profitability.

                                       59

     4.19.3.14 THE NEED FOR CASH FLOWS TO SERVICE THE DEBT

          The Company is dependent on the cash flows that it generates in order to meet the repayment of its debts. The Company cannot ensure that it will continue generating cash flows that will be able to provide the payments that it must make to fulfil its obligations. The Company's ability to generate cash flows from a supplier depends on a number of factors, including the Company's ability to maintain its strategy, economic conditions, financial conditions and technical conditions.
          Some of the said conditions are not under the Company's control.

     4.19.3.15 BENEFITS AND TAX BENEFITS

          The Company enjoys various tax benefits by virtue of the tax laws prevailing in Israel. In order for the Company to be able to continue to enjoy the said tax benefits, it must fulfil certain consolidated, including investment in equipment and the continuation of activity in
          Israel. If the Company were not to comply with the aforesaid conditions, it will not be entitled to those benefits and, in certain circumstances, it could be requested to return the benefits, wholly or partly, that it has received in the past.

          In addition, over the years, there have been reductions in the budget intended for benefits to industry, benefits which the Company has enjoyed until now. As long as the budget for benefits as aforesaid continues to fall, it can impact the Company, including, by an an increase in the rate of tax which the Company will be required to pay and in the costs of fixed assets.

     4.19.3.16 CHANGES IN THE PRICE OF THE COMPANY'S SHARE

          The Company's activity is affected by several factors, some of which are under the Company's control and some of which are not. The changes in the Company's operating results (in a certain quarter or certain year) is liable to lead to a fall in the Company's share price.

     4.19.3.17 DELISTING OF THE COMPANY'S SHARE FROM THE TEL AVIV STOCK EXCHANGE

          In order to preserve the registration of the Company's share for trading on the Tel Aviv Stock Exchange, the Company must comply with certain conditions. The Company cannot ensure that it can comply with the said conditions in the future. If the Company fails to comply with the conditions as aforesaid, then the Company's shares will be delisted from trading on the Tel Aviv Stock Exchange, their liquidity will be impaired, the extent of information published by the Company to shareholders will be reduced, the possibility of obtaining a market price for the shares will be reduced, the Company's ability to raise capital will be reduced, etc.

                                       60

     4.19.3.18 PROTECTION OF INTELLECTUAL PROPERTY

          The Company's success is to a certain degree thanks to Company's development and invention, including adaptations the Company has made to equipment, production technology and methods the Company has developed for its needs. Only some of the said developments and invention are protected by patents. Some of the Company's
          sub-contractors and suppliers of its machinery are exposed to the developments and invention mentioned above and it is impossible to ensure that those developments and inventions will flow to the
          Company's competitors.

          If the said developments and inventions come to the attention of the
          Company's competitors, it could reduce the Company's level of sales and profitability.

     4.19.3.19 COMPETITION FROM FORMER EMPLOYEES OF THE COMPANY

          The Company's trade secrets are known to the Company's employees, past and present. If any of the Company's employees make use of its trade secrets, breaching a non-competition and confidentiality obligation, it could impair the Company's results of operation, its advantage over its competitors and its relationship with suppliers and customers.

                                       61

4.19.4 The company's assessment of the company's risk factors is as follows:

--------------------------- -----------------------------------------------------------------------------
                                 THE DEGREE OF INFLUENCE EXERTED BY THE RISK FACTOR ON THE COMPANY
--------------------------- ------------------------- ------------------------- -------------------------
                                MAJOR INFLUENCE           MEDIUM INFLUENCE          MINOR INFLUENCE
--------------------------- -----------------------------------------------------------------------------
MACRO RISKS
--------------------------- -----------------------------------------------------------------------------
THE ECONOMIC SITUATION
BOTH GLOBALLY AND IN
ISRAEL AND THE CREDIT
CRUNCH                      X
--------------------------- ------------------------- ------------------------- -------------------------
ECONOMIC CONDITIONS IN
THE TARGET MARKETS          X
--------------------------- ------------------------- ------------------------- -------------------------
ECONOMIC, POLITICAL AND
SECURITY SITUATION IN THE
MANUFACTURING COUNTRIES                               X
--------------------------- ------------------------- ------------------------- -------------------------
SECURITY AND POLITICAL
SITUATION IN ISRAEL                                                             X
--------------------------- ------------------------- ------------------------- -------------------------
COST INCREASES IN THE
COST OF PURCHASING
FINISHED PRODUCTS OR
MANUFACTURING SERVICES                                X
--------------------------- ------------------------- ------------------------- -------------------------
EXCHANGE RATE
FLUCTUATIONS                                          X
--------------------------- ------------------------- ------------------------- -------------------------
FREE TRADE AGREEMENTS       X
--------------------------- ------------------------- ------------------------- -------------------------
SECTORAL RISKS
--------------------------- ------------------------- ------------------------- -------------------------
COMPETITION                 X
--------------------------- ------------------------- ------------------------- -------------------------
CANCELLATION OF IMPORT
QUOTAS ON TEXTILE GOODS     X
--------------------------- ------------------------- ------------------------- -------------------------
CHANGES IN FASHION
PREFERENCES                                                                     X
--------------------------- ------------------------- ------------------------- -------------------------
CHANGES IN RAW MATERIAL
PRICES AND SHIPPING COSTS                             X
--------------------------- ------------------------- ------------------------- -------------------------
REGULATORY DEVELOPMENTS                               X
--------------------------- ------------------------- ------------------------- -------------------------
POLITICAL, ECONOMIC AND
SECURITY SITUATION IN
COUNTRIES WHERE THE
COMPANY'S OPERATES                                    X
--------------------------- ------------------------- ------------------------- -------------------------
RISKS UNIQUE TO THE COMPANY
--------------------------- ------------------------- ------------------------- -------------------------
Dependence on key clients   X
--------------------------- ------------------------- ------------------------- -------------------------
Limitations on the
Company's activity by
virtue of loan agreements                                                       X
--------------------------- ------------------------- ------------------------- -------------------------
The company's potential
failure to meet
obligations towards the
lending banks               X
--------------------------- ------------------------- ------------------------- -------------------------
Dependence on an
essential subcontractor                                                         X
--------------------------- ------------------------- ------------------------- -------------------------

                                       62

--------------------------- ------------------------- ------------------------- -------------------------
The deterioration of
relations between Israel
and its neighbors                                     X
--------------------------- ------------------------- ------------------------- -------------------------
Direct connections
between retailers and
manufacturers in the Far
East                                                                            X
--------------------------- ------------------------- ------------------------- -------------------------
Decreased market share
for company customers                                 X
--------------------------- ------------------------- ------------------------- -------------------------
Operating difficulties                                X
--------------------------- ------------------------- ------------------------- -------------------------
Non-forecast expenses
related to the delivery
of products                                                                     X
--------------------------- ------------------------- ------------------------- -------------------------
Entry into new areas of
operations                                                                      X
--------------------------- ------------------------- ------------------------- -------------------------
Dependence on the
supplier of the
manufacturing equipment                                                         X
--------------------------- ------------------------- ------------------------- -------------------------
The Company's plant in
Misgav                      X
--------------------------- ------------------------- ------------------------- -------------------------
The Company's liabilities                             X
--------------------------- ------------------------- ------------------------- -------------------------
The need for cash flows
to service the debt                                   X
--------------------------- ------------------------- ------------------------- -------------------------
Benefits and tax benefits                                                       X
--------------------------- ------------------------- ------------------------- -------------------------
Changes in the price of
the Company's share                                                             X
--------------------------- ------------------------- ------------------------- -------------------------
Delisting of the
Company's share from the
Tel Aviv Stock Exchange                                                         X
--------------------------- ------------------------- ------------------------- -------------------------
Protection of
intellectual property                                                           X
--------------------------- ------------------------- ------------------------- -------------------------
Protection of
intellectual property                                                           X
--------------------------- ------------------------- ------------------------- -------------------------

                                       63

                                   TEFRON LTD.

     PART II - BOARD OF DIRECTORS' REPORT ON THE STATE OF CORPORATE AFFAIRS

                             AS OF DECEMBER 31 2008

PART II - BOARD OF DIRECTORS' REPORT ON THE STATE OF CORPORATE AFFAIRS

The Board of Directors is honored to present the report of the TEFRON Ltd. Board of Directors for 2008, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

1.   GENERAL

     The Company was incorporated in Israel in 1977 as a private company, and is a world leader in development, manufacturing, sales and marketing of underwear, sportswear and swimwear sold all around the world. Company customers are companies with leading brands, such as: Victoria's Secret,
     Nike, Target, Calvin Klein, GAP, lululemon, Patagonia, Reebok and other well-known brands in the USA and Europe.

     In 1997, Company shares were first offered to the public on the NYSE; the
     Company became a public company and its shares were listed for trading on the NYSE. In September 2005, the Company listed its shares for trading on the TEL AVIV Stock Exchange, concurrently with trading on the NYSE.

     On December 22, 2008, Company shares were de-listed from trading on the
     NYSE, due to the fact that the Company's market cap dropped below $25 million. Shortly afterwards, Company shares started being traded on the
     OTC(1). Accordingly, starting on March01, 2009 the Company reports in accordance with Chapter F of the Securities Act, in parallel with reporting pursuant to reporting requirements under the US Securities Exchange Act of
     1934 related to a Foreign Private Issuer. Since Company shares were de-listed from trading on the NYSE, the Company is no longer subject to directives of the NYSE, including with regard to reporting requirements.

     FINANCIAL STANDING (DEVELOPMENT OF BALANCE SHEET ITEMS)

     TRANSITION TO REPORTING IN ACCORDANCE WITH IFRS

     The financial statements provided in Part III of this report are the
     Company's first annual financial statements in accordance with IFRS. The
     Company initially adopted IFRS in 2008, hence the transition date to
     IFRS-based reporting is January 1, 2007.

     Prior to adopting IFRS, the Company prepared its financial statements in accordance with generally accepted accounting principles in the USA ("US
     GAAP"). The Company's latest annual financial statements in accordance with generally accepted accounting practices in the USA have been compiled as of
     December 31, 2007 and for the year then ended.

     For further details see Note 25 to the financial statements (Part III of this report), with regard to reconciliation of reporting in accordance with
     US GAAP to IFRS-based reporting.

--------------
(1)  OTC is an electronic quoting system, which displays real time quotes, prices and trading volumes of securities traded over the counter, rather than on one of the US stock exchanges.

                                       2

     BUSINESS ENVIRONMENT

     In 2008, a significant upheaval affected global financial market - and reached another record in September and October of 2008, with the collapse of several very large financial institutions in the USA and in other countries, and declines in global equity markets. The economic and financial crisis occurred following the sub-prime mortgage crisis which had started in the second half of 2007, and which engulfed other financial sectors. The global financial and economic crisis led, INTER ALIA, to significant impact to global capital markets, to decline and most significant fluctuations on stock exchanges in Israel and overseas and to a more severe credit crisis which started following the sub-prime mortgage crisis. Due to these events, some countries and central banks are taking steps, including capital injection into financial institutions and corporations as well as interest rate cuts, but it is uncertain whether these steps would stop the crisis or its deterioration. In recent months, the financial crisis has turned into a real economic crisis and various world economies, including the USA, major European economies as well as
     Israel's economy, have entered a recession and a major wave of disoperating activities and layoffs are apparent in various economic sectors. As of the date of this report, it would seem that the direct economic effects of this crisis have yet to run their course. The economic situation in target markets and the recession in these markets, may affect consumer spending patterns and extent in the Company's operating segments. The Company is acting to balance the economic burden and commercial risk between the
     Company and its customers and suppliers, by demanding that suppliers apply certain commercial terms to Company contracts with them, similar to the commercial terms demanded by Company customers.

     In view of the global recession, the Company formulated in late 2008 and in early 2009 a comprehensive action plan which includes improved manufacturing efficiency by consolidating multiple manufacturing facilities operating in Jordan to fewer, larger manufacturing facilities; improved utilization of knitting capacity and reduction in knitting cost; changes in manufacturing processes (in order to respond to manufacturing constraints right at the development stage); deployment of an advanced quality assurance system including accurate feedback to the manufacturing process;
     reducing time lag between different manufacturing stages in order to shorten customer lead time; reducing wastage levels; 15% reduction in
     Company staff; and 5%-15% reduction in payroll expense. The Company also decided on expansion of marketing operations in Europe as well as marketing to local customers and opening of Company stores in Israel in order to enable the Company to reach more clients and in a variety of different markets and as part of the Company's strategy to increase its capacity to make use of excess finished goods and raw materials.

     The Company also closed in late 2008 its dyeing factory in Israel, which provided only a minor part of the dyeing operations for Company products.
     The Company has transitioned all its dyeing operations to sub-contractors which it has known for many years and with whom the Company has a long-standing, intensive commercial relationship.

     As of the date of this report, the Company has completed implementation of the major part of its efficiency plan. The Company estimates that this efficiency plan would lead to significant cost savings in 2009.

     ANALYSIS OF COMPANY'S FINANCIAL STANDING

     CURRENT ASSETS

     Company current assets as of December 31, 2008 amounted to $62.5 million, compared to $82.9 million as of December 31, 2007.

                                       3

     In 2008, the Company recorded negative cash flow from current operations amounting to $7.7 million, compared to a positive cash flow from current operations of $3.0 million in 2007. In addition, the Company distributed in
     2008 a $8.0 million cash dividend to shareholders. The dividend distribution and negative operating cash flow led to a decrease in cash, cash equivalents and short-term investments of the Company, and were the major reason for the 24.6% decline in current assets.

     PLANT, PROPERTY & EQUIPMENT AND OTHER ASSETS

     Company plant, property & equipment and other assets as of December 31,
     2008 amounted to $66.5 million, compared to $73.6 million as of December
     31, 2007. The 9.6% decrease in plant, property & equipment and other assets was primarily due to annual depreciation expenses amounting to $8.9 million and to provision for impairment of PP&E amounting to $2.1 million. On the other hand, the Company invested in plant, property & equipment and other assets a total of $3.6 million.

     CURRENT LIABILITIES

     Company current liabilities as of December 31, 2008 amounted to $57.6 million, compared to $44.3 million as of December 31, 2007. The 30.0%
     increase was primarily due to re-classification of long-term loans amounting to $11.3 million to short-term credit. The loss incurred by the
     Company in 2008 resulted in failure to comply with terms and conditions specified for credit extended to the Company by banks. Although the banks provided the Company in March 2009 with waivers of their right to demand immediate repayment of the credit due to this breach, the Company re-classified the loans under current assets in accordance with provisions of IFRS. Furthermore, the Company increased short-term credit by $9.3 million for financing of working capital, while reducing trade payables by
     $4.6 million.

     NON-CURRENT LIABILITIES

     Company non-current liabilities as of December 31, 2008 amounted to $10.4 million, compared to $27.1 million as of December 31, 2007. The 61.7%
     decrease was primarily due to re-classification of long-term bank loans under current liabilities, as set forth above, and to a $5.3 million decrease in net deferred taxes, primarily due to an increase in tax asset in respect of carry-forward loss.

     SHAREHOLDERS' EQUITY

     Group equity as of December 31, 2008 amounted to $63.7 million, or 48.4% of balance sheet total, compared to $89.4 million, or 55.6% of balance sheet total, as of December 31, 2007.

     The 28.7% decrease in shareholders' equity as of December 31, 2008 compared to December 31, 2007 was primarily due to loss in the reported period amounting to $17.6 million, and to dividend distribution amounting to $8.0 million.

                                       4

2.   OPERATING RESULTS (DEVELOPMENTS IN INCOME STATEMENT ITEMS)

     BELOW ARE CONDENSED INCOME STATEMENTS FOR THE GROUP IN THE FOURTH QUARTER
     AND FULL YEAR FOR 2008 AND 2007, $ IN THOUSANDS:

                                                                                           THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31                        DECEMBER 31
                                             -----------------------------           -----------------------------
                                               2008                2007                2008                 2007
                                             ---------           ---------           ---------           ---------

Sales                                        $ 173,829           $ 158,614           $  35,964           $  38,893

Cost of sales                                  167,557             139,145              38,077              36,781
                                             ---------           ---------           ---------           ---------

Gross profit (loss)                              6,272              19,469              (2,113)              2,112

Selling and marketing expenses                  16,959              12,443               4,418               3,619

General and administrative expenses              6,406               5,190               1,898               1,165

 Other expenses                                  2,135                   -               2,135                   -
                                             ---------           ---------           ---------           ---------

Operating income (loss)                        (19,228)              1,836             (10,564)             (2,672)

Financial expenses, net                          3,028               1,289                  73                 329
                                             ---------           ---------           ---------           ---------

Pre-tax income (loss)                          (22,256)                547             (10,637)             (3,001)

Tax benefits                                    (4,677)                (35)             (1,818)               (680)
                                             ---------           ---------           ---------           ---------

Net income (loss)                            $ (17,579)          $     582           $  (8,819)          $  (2,321)
                                             =========           =========           =========           =========

                                       5

     ANALYSIS OF OPERATING RESULTS FOR 2008 AND 2007:

     Group sales in 2008 amounted to $173.8 million, a 9.6% increase over 2007 sales, which amounted to $158.7 million.

     BELOW ARE DEVELOPMENTS IN SALES FOR 2008 AND 2007, BY ACCOUNTING SEGMENT
     AND PRODUCT LINE:

                    --------------------------------------------------------------------------------------------
                                                               SALES
                    --------------------------------------------------------------------------------------------
                                                   FOR THE YEAR ENDED DECEMBER 31,
                    --------------------------------------------------------------------------------------------
                                     2008                                                2007
                    -----------------------------------------          -----------------------------------------
                                                         ($ IN THOUSANDS)
                    --------------------------------------------------------------------------------------------
                   CUT & SEW        SEAMLESS           TOTAL          CUT & SEW        SEAMLESS           TOTAL
                    -------          -------          -------          -------          -------          -------

Underwear            35,969           57,714           93,683           37,114           52,763           89,877
Sportswear           18,638           28,551           47,189           13,216           28,831           42,047
Swimwear             32,957                -           32,957           26,690                -           26,690
TOTAL                87,564           86,265          173,829           77,020           81,594          158,614

     COST OF SALES in 2008 amounted to $167.6 million (or 96.4% of sales), compared to $139.1 million (or 87.7% of sales) in 2007.

     The increase in cost of sales in 2008 was primarily due to the devaluation of the USD vs. the NIS, to extraordinary inventory reductions amounting to
     $4.5 million in 2008, compared to $1.3 million in 2007, and to operating challenges facing the HI-TEX division, which led to increased cost and waste levels in manufacturing.

     GROSS PROFIT - GROSS PROFIT in 2008 amounted to $6.3 million (or 3.6% of sales), compared to $19.5 million (or 12.3% of sales) in 2007.

     SELLING AND MARKETING EXPENSES in 2008 amounted to $17.0 million, compared to $12.4 million in 2007. The 37.1% increase was primarily due to devaluation of the USD vs. the NIS and to increase in air shipping expenses in order to meet delivery schedules to customers.

     GENERAL AND ADMINISTRATIVE EXPENSES in 2008 amounted to $6.4 million, compared to $5.2 million in 2007. The 23.1% increase in selling and administrative expenses was primarily due to devaluation of the USD vs. the
     NIS and to an increase in provision for doubtful debt.

                                       6

     OTHER EXPENSES in 2008 amounted to $2.1 million, and were due to provision for impairment of plant, property & equipment (see Note 8b to the financial statements). In 2007 there were no other expenses recorded.

     OPERATING LOSS in 2008 amounted to $19.2 million, compared to operating income of $1.8 million in 2007.

     NET FINANCIAL EXPENSES in 2008 amounted to $3.0 million, a 134.1% increase compared to $1.3 million in 2007. The increase in financial expenses was due to: (1) Significant devaluation of the USD vs. the NIS; (2) increase in net credit from banks; and (3) recording of a provision for impairment of securities available for sale amounting to $553 thousand.

     TAXES ON REVENUE - in 2008 the Company recorded a tax benefit of $4.7 million, compared to a tax benefit of $35 thousand in 2007. The increase in tax benefit was primarily due to transition from pre-tax income of $0.5 million in 2007 to pre-tax loss of $22.3 million in 2008.

     LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY in 2008 amounted to
     $17.6 million, compared to income of $0.6 million in 2007. Basic loss per share, fully diluted, in 2008 amounted to $0.83, compared to basic earnings per share, fully diluted, in 2007 amounting to $0.02.

     ANALYSIS OF OPERATING RESULTS FOR THE FOURTH QUARTER OF 2008 AND 2007:

     GROUP SALES in the fourth quarter of 2008 amounted to $36.0 million, a 7.5%
     decrease compared to $38.9 million in the corresponding period.

     BELOW ARE DEVELOPMENTS IN SALES FOR THE FOURTH QUARTER OF 2008 AND 2007, BY
     SEGMENT AND PRODUCT LINE:

                    --------------------------------------------------------------------------------------
                                                            SALES
                    --------------------------------------------------------------------------------------
                                             FOR THE THREE MONTHS ENDED DECEMBER 31
                    --------------------------------------------------------------------------------------
                                     2008                                            2007
                    --------------------------------------          --------------------------------------
                                                      ($ in thousands)
                    --------------------------------------------------------------------------------------
                   CUT & SEW       SEAMLESS          TOTAL         CUT & SEW       SEAMLESS          TOTAL
                    ------          ------          ------          ------          ------          ------

Underwear            6,966          14,436          21,402           9,827          11,183          21,010
Sportswear           2,725           4,914           7,639           6,621           4,663          11,284
Swimwear             6,923               -           6,923           6,599               -           6,599
TOTAL               16,614          19,350          36,964          23,047          15,846          38,893

     COST OF SALES in the fourth quarter of 2008 amounted to $38.1 million (or
     105.9% of sales), compared to $38.8 million (or 94.6% of sales) in 2007.

                                       7

     The increase in cost of sales in the fourth quarter of 2008 was primarily due to devaluation of the USD vs. the NIS which led to higher
     NIS-denominated cost of raw materials and manufacturing inputs, to extraordinary inventory reductions and to operating challenges facing the
     HI-TEX division, which led to increased cost and waste levels in manufacturing.

     GROSS PROFIT - in the fourth quarter of 2008 the Company recorded gross loss of $2.1 million, compared to of $2.1 million (or 5.4% of sales) in the corresponding period.

     SELLING AND MARKETING EXPENSES in the fourth quarter of 2008 amounted to
     $4.4 million, a 22.1% increase compared to $3.6 million in the corresponding period. The increase was primarily due to devaluation of the
     USD vs. the NIS and to increase in air shipping expenses in order to meet product delivery schedules to customers.

     GENERAL AND ADMINISTRATIVE EXPENSES in the fourth quarter of 2008 amounted to $1.9 million, a 62.9% increase compared to $1.2 million in the corresponding period. The increase in general and administrative expenses was primarily due to an increase in provision for doubtful debt.

     OTHER EXPENSES in the fourth quarter of 2008 amounted to $2.1 million, and were due to provision for impairment of plant, property & equipment (see
     Note 8b to the financial statements). In the corresponding period there were no other expenses recorded.

     OPERATING LOSS in the fourth quarter of 2008 amounted to $10.6 million, compared to operating loss of $2.7 million in the corresponding period.

     NET FINANCIAL EXPENSES in the fourth quarter of 2008 amounted to $73 thousand, a 77.8% decrease compared to net financial expenses of $329 thousand in the corresponding period. The decrease in financial expenses was primarily due to erosion of NIS-denominated liabilities due to revaluation of the USD vs. the NIS in the fourth quarter of 2008, compared to a devaluation of the USD vs. the NIS in the corresponding period.

     TAXES ON REVENUE - in the fourth quarter of 2008 the Company recorded a tax benefit of $1.8 million, compared to a tax benefit of $0.7 million in 2007.
     The increase in tax benefit was primarily due to an increase in pre-tax loss from $3.0 million in the fourth quarter of 2007, to a pre-tax loss of
     $10.6 million in the fourth quarter of 2008.

     LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY in the fourth quarter of
     2008 amounted to $8.8 million, compared to $2.3 million in the corresponding period. Basic loss per share, fully diluted, in the fourth quarter of 2008 was $4.2, compared to $1.1 in the corresponding period.

3.   LIQUIDITY

     Cash flow used in current operations in 2008 amounted to $7.7 million, compared to positive cash flow from current operations of $3.0 million in
     2007. The negative cash flow from current operations in 2008 was primarily due to the net loss of $17.6 million in 2008, compared to net income of
     $0.6 million in 2007.

                                       8

     Cash flow from investing activities in 2008 amounted to $9.4 million, compared to cash flow used in investing activities of $2.5 million in 2007.
     Cash investment in plant, property & equipment and other assets amounted to
     $3.6 million in 2008, compared to $6.4 million in 2007. Positive cash flow from investing activities in 2008 was primarily due to realization of marketable securities and deposits, which mostly served to finance current operations of the Company.

     Net cash flow used in financing operations in 2008 amounted to $2.5 million, compared to $2.1 million in 2007. In 2008, the Company distributed a dividend amounting to $8.0 million and in creased its utilization of short-term credit from banks by $9.3 million.

     CASH AND CASH EQUIVALENT as of December 31, 2008 amounted to $1.6 million, compared to $2.4 million as of December 31, 2007.

     Short-term credit from banks as of December 31, 2008 amounted to $9.3 million. As of December 31, 2007, the Company had no liability in respect of short-term credit from banks.

     Long-term loans as of December 31, 2008 amounted to $13.5 million, including current maturities amounting to $4.2 million. These loans bear interest at LIBOR + 1%. The Company has committed to banks to maintain several financial ratios with regard to long-term loans. Failure to comply with these financial covenants allows the banks to demand immediate repayment in full of all credit extended to the Company. As of December 31,
     2008, the Company was in breach of one of these covenants due to the reported loss.

     In March 2009, the Company received from all the lending banks waivers with regard to the aforementioned breach in financial statements as of December
     31, 2008.

     As of December 31, 2008, the Company's credit facility amounted to $36 million, after a $6.6 million decrease in the fourth quarter of 2008 in short-term credit facilities extended by the banks. Out of the total facility as of December 31, 2008, Company borrowings utilized $31 million.

4.   FINANCING SOURCES

     In 2008 the Company financed its operations using equity, supplier credit and bank credit. For further details with regard to financing sources in
     2008, see section 4.12 (Financing) in the chapter "Description of Corporate
     Business" in Part I of this report.

5.   MATERIAL INFORMATION WITH REGARD TO DESCRIPTION OF CORPORATE BUSINESS

     In addition to material events during the reported period described above, the following events have occurred:

     5.1. On May01, 2008. the Company distributed a dividend declared on
          April02, 2008, amounting to $8 million. This is a dividend of $0.377 per share, in terms prior to the reverse-split.

     5.2. On September 1, 2008, Mr. AVIAD (ADI) LIVNEH started in the position of Company CEO. The Company has signed with its CEO an individual employment contract of unspecified term. For details of Mr. LIVNEH's employment terms, see section 6 in the chapter "Other information regarding the corporation", Part IV of this report.

                                       9

     5.3. FOR DETAILS OF PURCHASE OF OPERATIONS OF A COMPANY MANUFACTURING AND
          MARKETING SWIMWEAR IN THE USA, see section 4.11 in the chapter
          "Description of corporate business", Part I of this report.

6.   CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements requires management to exercise judgment, make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and assumptions underlying the financial statements are constantly reviewed. Changes in accounting estimates are indicated whenever such change occurs. Below are the major underlying assumptions of these financial statements with regard to issues involving uncertainty as of the balance sheet date, and critical estimates made by the Company, assumptions and estimates, material changes to which may change the value of assets and liabilities in financial statements for future reported periods:

     DEFERRED TAX ASSETS

     Deferred tax assets are recognized due to carry-forward losses for tax purposes and temporary, unused differences, if future taxable revenue is expected which would allow them to be used. Management discretion is required in order to determine the amount of deferred tax asset which may be recognized based on timing, the amount of expected taxable revenue and tax planning strategy. For further information, see Note 17e to the financial statements, Part III of this report.

     PENSION BENEFITS AND OTHER POST-EMPLOYMENT BENEFITS

     Liabilities in respect of post-employment defined benefit plans are determined by using actuarial valuation techniques. Calculation of the liability is based on assumptions with regard to, INTER ALIA, discount rates, expected rate of return on assets, rate of wage increase and employee turnaround rates. These data are subject to material uncertainty, because the benefit plans are long-term plans For further information see
     Note 16 to the financial statements.

     PROVISION FOR IMPAIRMENT OF PLANT, PROPERTY & EQUIPMENT

     The provision for impairment of plant, property & equipment is recorded up to the recoverable amount of said asset, provided that this amount is lower than the asset cost on Company financial statements. The recoverable amount is the higher of realization value net of selling cost, and net value in use based on discounted cash flow. In order to determine the recoverable amount of plant, property & equipment, the Company has engaged a qualified independent valuator. See Note 8b to the financial statements, Part III of this report.

     SLOW INVENTORY:

     The Company reviews in each period the state and age of inventory and records a provision for slow-moving inventory accordingly. In order to assess the ability to use this inventory in the future, the Company relies on technical data and on assumptions with regard to anticipated order backlog.

                                       10

7.   REMUNERATION OF SENIOR OFFICERS

     The Audit Committee and the Company Board of Directors approve from time to time the employment terms of Company's officers, with due consideration to the challenges facing the Company in general and the specific officer in particular, and taking into account the seniority and the position of this officer. Furthermore, the employment terms are determined in consideration of all employment terms of the officer, including option grants.

     With regard to option grants, the Board of Directors decides from time to time about granting options for Company shares to employees and officers, to provide them with an incentive to continue working in the Company and developing the Company in the future and to enable the Company to surmount the challenges facing it.

     The Company Board of Directors approved a salary reduction for Company's officers, in conjunction with a salary reduction for all Company's employees, ranging between 5%-15% in accordance with the employee's salary level, such that the reduction percentage is higher for higher salaries.
     The aforementioned salary reduction became effective in December 2008 and would remain in effect through 2009 or until the Company returns to being profitable, whichever is earlier.

     The Company Board of Directors believes that employment terms of officers are fair and reasonable and reflect the complexity of each officer's position as well as their contribution to the Company.

     For further details with regard to remuneration of some senior Company officers, see section 6 (Remuneration of senior officers and interested parties) in the chapter "Other information about the corporation", Part IV of this report.

8.   EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     8.1  On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that each 10 ordinary shares of
          NIS 1 par value each would be converted into one ordinary share of NIS
          10 par value. The effective date for this reverse split was January
          22, 2009 at trading start on the Tel Aviv Stock Exchange. The General
          Meeting also approved an increase in the Company's authorized share capital, from 49,995,500 shares of NIS 1 par value each to 69,995,500 shares of NIS 1 par value each. The Company's authorized share capital as of the report date, after the reverse-split of Company share capital, includes 6,999,550 shares of NIS 10 par value each.

     8.2  For details of the improved efficiency plan launched by the Company in the first quarter of 2009, see section 1.3.9.1 in the chapter
          "Description of corporate business", Part I of this report.

     8.3  For further details with regard to waivers received by the Company from three banks regarding the breach by the Company of one of the financial covenants committed to by the Company, see section 4.12 in the chapter "Description of corporate business", Part I of this report.

                                       11

9.   CHARITABLE DONATION

     The Company has made charitable donations in the past in accordance with decisions of the Board Remuneration Committee, but did not make such donations in 2008. The Company has no future commitments to make charitable donations.

10.  EXPOSURE TO MARKET RISK AND ITS MANAGEMENT

     10.1. THE PERSON RESPONSIBLE FOR MANAGEMENT OF MARKET RISK AT THE
          CORPORATION

          Market risk management at the Company is conducted in accordance with the risk management policy set by the Company Board of Directors. The person responsible for market risk management at the Company, as of the report date, is Mr. ERAN ROTEM, the Company's CFO. For further details about Mr. ERAN ROTEM, see section 10 in the chapter "Other information regarding the corporation", Part IV of this report.

     10.2. DESCRIPTION OF MARKET RISK TO WHICH THE COMPANY IS EXPOSED

          The Group, in its operations, is exposed to several market risk components, including: Exchange rate fluctuations, changes in raw material prices and in cost of transportation (mostly due to the impact of higher fuel prices on transportation costs), changes in USD interest rates, the slow-down in global markets and the economic stability of its business partners, customers and suppliers. For the impact of the current financial crisis in global markets, see section
          1 in this chapter.

          10.2.1 FOREIGN CURRENCY RISK

               Most of Company sales are denominated in USD. Another significant portion of sales are denominated in Euro, while a major part of payroll and raw material purchasing expenses are NIS-denominated.
               Since most Company revenues are in foreign currency and a
               significant portion of its liabilities is NIS-denominated, the
               Company is exposed to fluctuations in the USD/NIS exchange rate.
               This exposure consists of both economic exposure (in respect of excess receipts over expenditure in foreign currency or linked there to) and accounting exposure (in respect of excess
               USD-linked assets over liabilities). The Company reviews from time to time the advisability of purchasing hedges for these exposures. The Company conducted hedging transactions in respect of exposure to the weaker USD vs. the NIS, amounting to $30 million in respect of payroll and raw material purchasing
               expenses paid in NIS in 2008, and executed another hedging transaction in respect of the weaker Euro vs. the USD, amounting to (euro)12.7 millioN IN respect of sales proceeds in Euro received in 2008. The Company also strives to increase its sales in Europe and in Israel so as to balance the receipts and lower risk associated there with.

          10.2.2 INTEREST RATE RISK - the Group is exposed to risk in respect of changes in market interest for long-term and short-term loans obtained which bear adjustable interest (linked to LOBOR interest rates and to interest based on the prime lending rate). The
               Company's long-term loan balance as of December 31, 2008 is $15.5 million. The Company's short-term credit facilities amounted to
               $9.3 million at the end of 2008. In addition, the Company was issued a subordinated note which also bears adjustable interest
               (linked to LIBOR interest rates).

                                       12

               The three-month LIBOR declined significantly from the end of 2008 through the publication date of this report, and should this trend continue it would decrease the Company's financial
               expenses. On the other hand, in recent months the cost of bank credit rose, which may lead to an increase in the Company's financial expenses.

          10.2.3 CREDIT RISK - the Company has no significant concentrations of credit risk. Credit risk may arise from the exposure of holding several financial instruments with a single entity or from entering into transactions with several groups of debtors with similar economic characteristics whose ability to discharge their obligations will likely be similarly affected by changes in economic or other conditions. Group revenues are mostly from customers in the USA and Europe. In 2008, some 54.8% of Company sales were to its two major customers. Deterioration in credit days of one of these two customers may have material, negative impact on Company liquidity. The Company constantly monitors trade receivables and strives to expand its customer base in order to reduce credit risk in as much as possible.

     10.3 CORPORATE POLICY WITH REGARD TO MARKET RISK MANAGEMENT

          The Company manages risk in accordance with a policy approved by the
          Board of Directors. The Board of Directors sets risk management principles, as well as specific policy for certain risk exposures.

          The Company closely monitors its exposure arising from changes in currency exchange rates and interest rates. As of the date of this report, the Company invests in financial instruments, including hedging transactions (for foreign currency exposure etc.)

     10.4 POLICY IMPLEMENTATION AND SUPERVISION THERE OF

          As of the date of this report, Mr. ERAN ROTEM, the Company's CFO, is responsible for execution of the policy set by the Company Board of
          Directors. Meetings of the Board and its committees are used from time to time to conduct discussions of issues related to market risk, or in case of any extraordinary event - discussions are held with regard to balance sheet exposure and cash flow exposure. The Board of Directors considers from time to time the need to take financial action in order to reduce exposure risk.

                                       13

     10.5 LINKAGE BASIS REPORT

          Below are linkage terms of monetary items on the Company balance sheet as of December 31, 2008 and as of December 31, 2007:

                                                                    DECEMBER 31, 2008
                             -----------------------------------------------------------------------------------------------
                                                                                   IN OTHER       NON-MONETARY
                              IN USD           IN NIS            IN EURO          CURRENCIES        BALANCES          TOTAL
                             -------           -------           -------           -------          -------          -------
                                                                      $ IN THOUSANDS
                             -----------------------------------------------------------------------------------------------

ASSETS

Cash and cash
equivalents                    1,278                27               259                 2                -            1,566

Short-term
investments                      847                 -                 -                 -                -              847

Trade receivables             21,000             1,118             1,144               184                -           23,446

Other accounts
receivable                     2,431             2,089                38                 -                -            4,558

Inventory                          -                 -                 -                 -           32,125           32,125

Subordinated note              2,700                 -                 -                 -                -            2,700

Plant, property &
equipment and other
assets                             -                 -                 -                 -           66,490           66,490
                             -------           -------           -------           -------          -------          -------

Total assets                  28,256             3,234             1,441               186           98,615          131,732
                             =======           =======           =======           =======          =======          =======

LIABILITIES

Credit from banks             23,441             1,368                 -                 -                            24,809

Trade payables                13,975             9,190             1,991                11                -           25,167

Other accounts
payable                        4,432             3,204                                                                 7,636

Employee benefit
liabilities, net                   -                 -                 -                              2,169            2,169

Long-term accounts
payable -
institutions                       -             1,309                 -                 -                -            1,309

Deferred taxes, net            6,897                 -                 -                 -                -            6,897

Total Liabilities             48,745            15,071             1,991                11            2,169           67,987
                             -------           -------           -------           -------          -------          -------

Excess assets over
liabilities                  (20,489)          (11,837)             (550)              175           96,446           63,745
                             =======           =======           =======           =======          =======          =======

                                       14

                                                                                 DECEMBER 31, 2007
                                           -----------------------------------------------------------------------------------------------
                                                                                                IN OTHER       NON-MONETARY
                                            IN USD           IN NIS            IN EURO         CURRENCIES        BALANCES           TOTAL
                                           -------           -------           -------           -------          -------          -------
                                                                                      $ IN THOUSANDS
                                           -----------------------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents                    1,314               711               357                 2                -            2,384

Short-term investments                       9,222             3,509                 -                 -                -           12,731

Trade receivables                           25,631             1,243             2,073                86                -           29,033

Other accounts receivable                    2,603             2,337                 -                 -                -            4,940

Inventory                                        -                 -                 -                 -           33,793           33,793

Long-term securities available
for sale                                     1,284                 -                 -                 -                -            1,284

Subordinated note                            3,000                 -                 -                 -                -            3,000

Plant,  property & equipment  and
other assets                                     -                 -                 -                 -           73,575           73,575
                                           -------           -------           -------           -------          -------          -------

Total assets                                43,054             7,800             2,430                88          107,368          160,740
                                           =======           =======           =======           =======          =======          =======

LIABILITIES

Credit from banks                            5,944                 4                 -                 -                             5,948

Trade payables                              11,882            15,254             2,584                 -                -           29,720

Other accounts payable                       5,625             3,010                                                                 8,635

Bank loans                                  13,374                 -                 -                 -                -           13,374

Liabilities in respect of
employee benefits, net                           -                 -                 -                              1,485            1,485

Deferred taxes, net                         12,198                 -                 -                 -                -           12,198

Total Liabilities                           49,023            18,268             2,584                 -            1,485           71,360
                                           -------           -------           -------           -------          -------          -------

Excess assets over liabilities              (5,969)          (10,468)             (154)               88          105,883           89,380
                                           =======           =======           =======           =======          =======          =======

                                       15

     10.6 SENSITIVITY ANALYSIS

          This report is primarily quantitative, with qualitative reporting provided as needed. This report includes sensitivity analysis for the fair value of these components/ The sensitivity analysis reviews the effect of change in market prices on the fair value of the aforementioned components. In conjunction with this sensitivity analysis, tests were conducted of the results of upward and downward moves by certain percentages in market prices. Items exposed to multiple risk factors (e.g. foreign currency and interest risk) are presented multiple times under the sensitivity tests for each risk factor individually.

          For details of sensitivity analysis of the fair value of financial instruments relative to various market factors, see below as well as
          Note 15 to the financial statements, Part III of this report.

          All sensitivity analysis has been conducted with regard to fair value of financial instruments as of December 31, 2008 and December 31,
          2007, and include financial instruments with material sensitivity to changes in the applicable factors.

                                       16

          BELOW IS SENSITIVITY ANALYSIS AS OF DECEMBER 31, 2008:

          SENSITIVITY TO CHANGES IN USD/NIS EXCHANGE RATE

                                            ----------------------------      ----------        -----------------------------
                                              GAIN (LOSS) FROM CHANGES        FAIR VALUE           GAIN (LOSS) FROM CHANGES
                                            ----------------------------      ----------        -----------------------------
                                                5%                1%                                (1)%                (5)%
----------------------------------          ----------        ----------      ----------        ----------         ----------
Expected exchange rate                     $1 = NIS 3.99     $1 = NIS 3.84   $1 = NIS 3.80     $1 = NIS 3.76     $1 = NIS 3.61
----------------------------------          ----------        ----------      ----------        ----------         ----------
                                                                            $ in thousands
----------------------------------          ----------        ----------      ----------        ----------         ----------
Cash and cash equivalents                           (1)                -              27                 -                  1
----------------------------------          ----------        ----------      ----------        ----------         ----------
Trade receivables                                  (56)              (11)          1,118                11                 56
----------------------------------          ----------        ----------      ----------        ----------         ----------
Other accounts receivable                         (104)              (21)          2,089                21                104
----------------------------------          ----------        ----------      ----------        ----------         ----------
Short-term credit from banks                        68                14          (1,368)              (14)               (68)
----------------------------------          ----------        ----------      ----------        ----------         ----------
Suppliers and service
providers                                          460                92          (9,190)              (92)              (460)
----------------------------------          ----------        ----------      ----------        ----------         ----------
Other accounts payable                             160                32          (3,204)              (32)              (160)
----------------------------------          ----------        ----------      ----------        ----------         ----------
Long-term accounts payable
- institutions                                      65                13          (1,309)              (13)               (65)
----------------------------------          ----------        ----------      ----------        ----------         ----------
TOTAL                                              592               119         (11,837)             (119)              (592)
----------------------------------          ----------        ----------      ----------        ----------         ----------

                                       17

          SENSITIVITY TO CHANGE IN USD 3-MONTH LIBOR INTEREST RATE

          The following calculation relates to cash flow exposure, rather than to change in fair value in respect of long-term loans amounting to
          $15,486 thousand and a subordinated note amounting to $3,000 thousand.

                                          ----------------------------------------            -------------------          ----------------------------------------
                                                   GAIN (LOSS) FROM CHANGES                        FAIR VALUE                      GAIN (LOSS) FROM CHANGES
                                          ----------------------------------------            -------------------          ----------------------------------------
                                                1%                       0.5%                                                  (0.5)%                      (1)%
--------------------------------          --------------            --------------            -------------------          --------------            --------------
Expected interest rate                             2.425%                    1.925%                         1.425%                  0.925%                    0.425%
--------------------------------          --------------            --------------            -------------------          --------------            --------------
                                          $ in thousands            $ in thousands                                         $ in thousands            $ in thousands
--------------------------------          --------------            --------------            -------------------          --------------            --------------
Long-term loans                                     (297)                     (149)                                                   149                       297
--------------------------------          --------------            --------------            -------------------          --------------            --------------
Subordinated note                                     80                        40                                                    (40)                      (80)
--------------------------------          --------------            --------------            -------------------          --------------            --------------
TOTAL                                               (217)                     (109)                                                   109                       217
--------------------------------          --------------            --------------            -------------------          --------------            --------------

                                       18

          BELOW IS SENSITIVITY ANALYSIS AS OF DECEMBER 31, 2007:

          SENSITIVITY TO CHANGES IN USD/NIS EXCHANGE RATE

                                        --------------------------------------            -------------            --------------------------------------
                                               GAIN (LOSS) FROM CHANGES                    FAIR VALUE                    GAIN (LOSS) FROM CHANGES
                                        --------------------------------------            -------------            --------------------------------------
                                              5%                      1%                                                (1)%                    (5)%
----------------------------------      -------------            -------------            -------------            -------------            -------------
Expected exchange rate                  $1 = NIS 4.04            $1 = NIS 3.88            $1 = NIS 3.85            $1 = NIS 3.81            $1 = NIS 3.65
----------------------------------      -------------            -------------            -------------            -------------            -------------
                                                                                         $ in thousands
----------------------------------      -------------            -------------            -------------            -------------            -------------
Cash and cash equivalents                         (36)                      (7)                     711                        7                       36
----------------------------------      -------------            -------------            -------------            -------------            -------------
Short-term investments                           (175)                     (35)                   3,509                       35                      175
----------------------------------      -------------            -------------            -------------            -------------            -------------
Trade receivables                                 (62)                     (12)                   1,243                       12                       62
----------------------------------      -------------            -------------            -------------            -------------            -------------
Other accounts receivable                        (117)                     (23)                   2,337                       23                      117
----------------------------------      -------------            -------------            -------------            -------------            -------------
Short-term credit from banks                        -                        -                       (4)                       -                        -
----------------------------------      -------------            -------------            -------------            -------------            -------------
Suppliers and service providers                   763                      153                  (15,254)                    (153)                    (763)
----------------------------------      -------------            -------------            -------------            -------------            -------------
Other accounts payable                            151                       30                   (3,010)                     (30)                    (151)
----------------------------------      -------------            -------------            -------------            -------------            -------------
TOTAL                                             524                      105                  (10,468)                    (105)                    (524)
----------------------------------      -------------            -------------            -------------            -------------            -------------

                                       19

          SENSITIVITY TO CHANGE IN USD 3-MONTH LIBOR INTEREST RATE

          The following calculation relates to cash flow exposure, rather than to change in fair value in respect of long-term loans amounting to
          $19,322 thousand and a subordinated note amounting to $3,000 thousand.

                                          ----------------------------------------            ------------          ----------------------------------------
                                                    CHANGE IN FAIR VALUE                       FAIR VALUE                    CHANGE IN FAIR VALUE
                                          ----------------------------------------            ------------          ----------------------------------------
                                                1%                        0.5%                                          (0.5)%                      (1)%
--------------------------------          --------------            --------------            ------------          --------------            --------------
Expected interest rate                              5.72%                     5.22%                   4.72%                   4.22%                     3.72%
--------------------------------          --------------            --------------            ------------          --------------            --------------
                                          $ in thousands            $ in thousands                                  $ in thousands            $ in thousands
--------------------------------          --------------            --------------            ------------          --------------            --------------
Long-term loans                                     (280)                     (140)                                            140                       280
--------------------------------          --------------            --------------            ------------          --------------            --------------
Subordinated note                                     49                        25                                             (25)                      (49)
--------------------------------          --------------            --------------            ------------          --------------            --------------
TOTAL                                               (217)                     (109)                                            109                       217
--------------------------------          --------------            --------------            ------------          --------------            --------------

11   DIRECTORS WITH ACCOUNTING AND FINANCIAL SKILLS

     In accordance with provisions of section 92(a)(12) of the Companies Act and with provisions of the Companies Regulations (Requirements and tests for directors with accounting and financial skills and for directors with professional skills), 2005 (hereinafter in this section: "THE
     REGULATIONS"), the Company's Board of Directors determined on March 08,
     2006 that the minimum number of Board members with accounting and financial skills appropriate for the Company is two Board members, in due consideration of the nature of accounting issues and accounting control issues arising in preparation of the Company's financial statements, in light of the Company's field of operations, the size and complexity of the
     Company as well as composition of the Company Board of Directors in general, which consists of persons with managerial and professional business experience which allows them to handle tasks related to management of the Company, including reporting requirements.

     As of the report date, at least three Board members have accounting and financial skills in accordance with provisions of section 92(a)(12) of the
     Companies Act and the regulations, based on their education and experience:
     Mr. YA'AKOV GELBARD, Mr. AVI ZIGELMAN and Mr. YA'AKOV ELINAV.

     For further information about Messrs. GELBARD, ZIGELMAN and ELINAV see section 9 in the chapter "Other information about the corporation", Part IV of this report.

                                       20

12   COMPANY'S INTERNAL AUDITOR

12.2 NAME:

          The Company's internal auditor is Mr. OFER ORLITZKI, CPA.

12.3 START OF TERM IN OFFICE:

          The internal auditor started working for the Company in February 2002.

12.4 COMPLIANCE WITH PROVISIONS OF SECTIONS 3(A) AND 8 OF THE INTERNAL AUDIT
     ACT, 1992 (HEREINAFTER: "THE INTERNAL AUDIT ACT") AND OF SECTION 146(B) OF
     THE CORPORATE ACT:

          The firm of LEON ORLITZKI et al. is compliant with provisions of sections 3(a) and 8 of the Internal Audit Act, 1992 and provisions of section 146(b) of the Corporate Act, 1999.

12.5 HOLDING OF SECURITIES OF THE COMPANY OR OF AN AFFILIATED ENTITY:

          As of the report date, the Company is not aware of any holding by the firm LEON ORLITZKI et al., either directly or via its employees, of securities of the Company or of an entity affiliated there to.

12.6 MATERIAL BUSINESS RELATIONSHIPS OR OTHER MATERIAL RELATIONSHIPS WITH THE
     COMPANY OR AN AFFILIATED ENTITY:

          None

12.7 IS THE AUDITOR AN EMPLOYEE OF THE COMPANY OR EXTERNAL SERVICE PROVIDER TO
     THE COMPANY?

12.8 No.

12.9 APPOINTMENT PROCESS:

          The internal auditor was appointed on February 18, 2002 by the Company
          Board of Directors in accordance with provisions of the Internal Audit
          Act and in view of his experience in internal auditing.

12.10 IDENTITY OF THE INTERNAL AUDITOR'S SUPERVISOR:

          The supervisor of the internal auditor is Mr. ADI LIVNEH, the
          Company's CEO.

12.11 WORK PLAN:

          The internal audit plan is an annual plan submitted by the internal auditor to the Company's Audit Committee. The Audit Committee has
          reviewed the issues, in consultation with Company management, and then decided to approve the plan; the considerations guiding the Audit
          Committee are, INTER ALIA, the importance of the issues, review of managerial processes and recommendations of the internal auditor. The annual work plan was approved by the Audit Committee in accordance with provisions of section 149 of the Corporate Act, 1999 and does not allow the internal auditor any discretion to deviate from it.

                                       21

12.12 SCOPE OF EMPLOYMENT:

          The scope of employment of the internal auditor and the team reporting to him is determined annually by the Audit Committee. The scope of the internal auditor's work in 2008 was set at 450 hours. The Company believes the scope and nature of the internal auditor's work plan are reasonable under the circumstances, and are sufficient to achieve the objectives of internal audit, since the topics selected are material for the Company and are to be reviewed from different aspects.

12.13 CONDUCTING THE AUDIT (PROFESSIONAL STANDARDS BY WHICH THE INTERNAL AUDITOR
     EXECUTES THE AUDIT PLAN):

          Based on information provided to Company management by the internal auditor, the internal audit is conducted in accordance with generally accepted professional standards. The Company Board of Directors has relied on reports of the internal auditor with regard to his compliance with professional standards used in conducting his audit.

12.14 ACCESS TO INFORMATION:

          The internal auditor shall be given constant, direct, free access to all Company information systems, including access to Company financial data, in accordance with section 9 of the Internal Audit Act.

12.15 INTERNAL AUDITOR'S REPORT:

          Reports of the internal auditor's findings are regularly submitted in writing during the year to the Chairman of the Board of Directors,
          CEO, Chairman of the Audit Committee and to independent auditors of the Company. Typically, a quarterly discussion is conducted by the
          Audit Committee to discuss findings of the internal auditor.

12.15 DURING THE REPORTED PERIOD, THE FOLLOWING REPORTS WERE SUBMITTED AND
     DISCUSSED:

          The Audit Committee discussed on February 27, 2008 the internal auditor's report on monitoring execution of Audit Committee decisions;
          on May 13, 2008 - the report on purchasing and contractig with suppliers by MACRO Clothing Ltd.; and on August 13, 2008 - the report on transactions with interested parties. Each report had been submitted to Audit Committee members several days in advance of the meeting at which it was discussed.

12.16 BOARD OF DIRECTORS' ASSESSMENT OF INTERNAL AUDITOR'S ACTIVITY:

          The Board of Directors is of the opinion that the nature, continuous operation and work plan are reasonable in order to achieve the objective of internal auditing.

                                       22

12.17 REMUNERATION:

          In remuneration for his work in 2008, the Company paid the internal auditor an estimated $22.5 thousand. The Company Board of Directors believes that this compensation is reasonable and should not affect the internal auditor's judgment when auditing the Company.

13   INDEPENDENT CPA

13.2 The Company's independent CPA is Kost, Forer, Gabbay & Kasierer of the
     Ernst & Young Group.

13.3 The independent CPA's fee for audit services, audit-related services and tax services rendered to the Company amounted to $264 thousand in 2008 and to $287 thousand in 2007; the number of work hours was 5,653 hours in 2008 and 4,692 hours in 2007. Below are details of the annual fee composition in each year:

                                             2008           2007
                                            -----          -----
                                               $ IN THOUSANDS
                                            --------------------

Audit  and tax  services  rendered
to the Company                                249            287

Additional Services                            15              -
                                            -----          -----

Total                                         264            287
                                            =====          =====

13.4 The independent CPA's fee has been approved by the Company Board of
     Directors and is based, inter alia, on the scope of work by the independent
     CPA and on the Company's past experience.

14   APPROVAL PROCESS OF INTERIM AND ANNUAL FINANCIAL STATEMENTS

     The Company Board of Directors is the organ which discusses the quarterly and annual financial statements and approves them after the balance sheet committee, which convenes prior to the Board meeting on this issue, reviews the draft financial statements together with Company management and the independent CPA and provides its recommendation on this matter.

     Composition of the balance sheet committee is as follows:

-----------------------------          ---------------------------------
NAME                                   POSITION
-----------------------------          ---------------------------------
YA'AKOV ELINAV                         Independent Board member
-----------------------------          ---------------------------------
ELI ADMONI                             Independent Board member
-----------------------------          ---------------------------------
SHIRIT CASHER                          Board Member
-----------------------------          ---------------------------------
MICHA KORMAN                           Board Member
-----------------------------          ---------------------------------
AVI ZIGELMAN                           Board Member
-----------------------------          ---------------------------------

                                       23

     The professional material submitted for discussion by the balance sheet committee and at the Board meeting, including the financial statements, are sent to Committee and Board members within a reasonable time prior to convening of these meetings. Board members direct any questions and requests for clarification, if deemed necessary, to the Company's CFO and/or its CEO.

     During the meetings of the balance sheet committee and of the Board of
     Directors, the CFO reviews highlights of the financial statements and the key issues in financial reporting as discussed by the Audit Committee.

     Meetings of the Board of Directors and of the balance sheet committee at which quarterly and annual financial statements are discussed are attended by the Company's independent CPA, who reviews major issues raised during review or audit of the financial statements by him, as the case may be, and he is available to members of the balance sheet committee and of the Board of Directors for any questions or clarifications with regard to the financial statements prior to their approval.

     On March 26, 2009 the balance sheet committee held a meeting to discuss the financial statements for the period ended December 31, 2008. This meeting was attended by members of the balance sheet committee: YA'AKOV ELINAV, ELI
     ADMONI, MICHA KORMAN and AVI ZIGELMAN.

15   DISCLOSURE WITH REGARD TO INDEPENDENT BOARD MEMBERS

     As of the publication date of this report, the Company has not adopted in its Bylaws the provision of section 219(e) of the Corporate Act, 1999 with regard to setting the number of independent Board members.

          ---------------                     ----------------------------------
          ADI LIVNEH, CEO                                YAKOV GELBARD,
                                              CHAIRMAN OF THE BOARD OF DIRECTORS

                            TEL AVIV, MARCH 31, 2009

                                       24

                        TEFRON LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2008

                            U.S. dollars in thousands

                                   TEFRON LTD.

            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008
                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                                 PAGE
                                                                                 ----

Report of Independent Registered Public Accounting Firm                          F-2

Consolidated Balance Sheets                                                   F-3 - F-4

Consolidated Statements of Income                                                F-5

Consolidated Statements of Recognized Revenues and Expenses                      F-6

Consolidated Statements of Cash Flows                                         F-7 - F-8

Notes to Consolidated Financial Statements                                    F-9 - F-59

Appendix to Consolidated Financial Statements - List of subsidiaries             F-60

Kost, Forer, Gabbay & Kasierer 2 PAL-YAM Blvd. HAIFA 33095 Tel. 04-8654000 Fax: 03-5633443

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                           TO TEFRON LTD. SHAREHOLDERS

     We have audited the accompanying consolidated balance sheets of Tefron Ltd.
(hereinafter: "the Company") as of December 31, 2008 and December 31, 2007 and
the consolidated statements of income, statements of recognized revenues and expenses and statements of cash flows for each of the years then ended. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors' Regulations
(Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations, recognized revenues and expenses and cash flows for each of the years then ended, in conformity with International Financial Reporting Standards
("IFRS") and with the provisions of the Israeli Securities Regulations
(Preparation of Annual Financial Statements), 1993.

KOST FORER GABBAY & KASIERER                               Haifa
A Member of Ernst & Young Global                           March 31, 2009

                                     F - 2

                                                                     Tefron Ltd.

Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                               AS OF DECEMBER 31,
                                                             ----------------------
                                                               2008          2007
                                                             --------      --------
                                                 NOTE            $ IN THOUSANDS
                                               --------      ----------------------

ASSETS

CURRENT ASSETS

Cash and cash equivalents                                    $  1,566      $  2,384
Short-term investments                                4           847        12,731
Trade receivables                                     5        23,446        29,033
Other accounts receivable                             6         4,558         4,940
Inventories                                           7        32,125        33,793
                                                             --------      --------

                                                               62,542        82,881
                                                             --------      --------

NON-CURRENT ASSETS

Marketable securities                                               -         1,284
Subordinated note                                    10         2,700         3,000
Fixed assets, net                                     8        64,469        72,978
Goodwill and other intangible assets, net             9         2,021           597
                                                             --------      --------

                                                               69,190        77,859
                                                             --------      --------

                                                             $131,732      $160,740
                                                             ========      ========

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

                                     F - 3

                                                                     Tefron Ltd.

Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                         AS OF DECEMBER 31,
                                                                      -----------------------
                                                                        2008           2007
                                                                      --------       --------
                                                          NOTE             $ IN THOUSANDS
                                                        --------      -----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term bank credit                                        11        24,809          5,948
Trade payables                                                12        25,167         29,720
Other accounts payable                                        13         7,636          8,635
                                                                      --------       --------

                                                                        57,612         44,303
                                                                      --------       --------

NON-CURRENT LIABILITIES

Long-term loans from banks                                    14             -         13,374
Employee benefit liabilities, net                             16         2,169          1,485
Long-term accounts payable - institutions                     13         1,309              -
Deferred taxes, net                                           17         6,897         12,198
                                                                      --------       --------

                                                                        10,375         27,057
                                                                      --------       --------

EQUITY ATTRIBUTABLE TO SHAREHOLDERS' EQUITY                   19

Share capital                                                            7,518          7,518
Additional paid-in capital                                             107,104        106,864
Accumulated deficit                                                    (43,716)       (17,594)
Ordinary shares in treasury                                             (7,408)        (7,408)
                                                                      --------       --------

Equity attributable to shareholders of the Company                      63,498         89,380
Employee stock options in a subsidiary                                     247              -
                                                                      --------       --------

TOTAL EQUITY                                                            63,745         89,380
                                                                      --------       --------

                                                                       131,732        160,740
                                                                      ========       ========

        March 31, 2009
        --------------                   --------------             --------------          --------------
Certification date of financial         YA'AKOV GELBARD               ADI LIVNEH              ERAN ROTEM
          statements                 Chairman of the Board               CEO                     CFO
                                          of Directors

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

                                     F - 4

                                                                     Tefron Ltd.

Consolidated Statements of Income
--------------------------------------------------------------------------------

                                                                                Year ended
                                                                                December 31,
                                                                           ---------------------
                                                                             2008         2007
                                                                           --------     --------
                                                                             $ in thousands
                                                                 Note   (except for per share data)
                                                               --------    ---------------------

Sales                                                                       173,829      158,614
Cost of sales                                                       21a     167,557      139,145
                                                                           --------     --------

Gross profit                                                                  6,272       19,469

Selling and marketing expenses                                      21b      16,959       12,443
General and administrative expenses                                 21c       6,406        5,190
Other expenses                                                      21d       2,135            -
                                                                           --------     --------

Operating income (loss)                                                     (19,228)       1,836

Financial income                                                    21e         319        1,401
Financial expenses                                                  21e       3,347        2,690
                                                                           --------     --------

Income (loss) before taxes on income                                        (22,256)         547
Tax benefit                                                          17       4,677           35
                                                                           --------     --------

Net income (loss)                                                           (17,579)         582
                                                                           ========     ========

NET INCOME (LOSS) ATTRIBUTED TO COMPANY SHAREHOLDERS (IN $)         22

Basic and diluted earning (loss) per share (*)                                 (8.3)         0.2
                                                                           ========     ========

     (*) Earnings (losses) per share were calculated after the 10:1 reverse-split of Company share capital, see Note 19a.

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

                                     F - 5

                                                                     Tefron Ltd.

Consolidated Statements of Recognized Revenues and Expenses
--------------------------------------------------------------------------------

                                                                            Year ended
                                                                           December 31,
                                                                       -------------------
                                                                         2008        2007
                                                                       -------     -------
                                                                          $ in thousands
                                                                       -------------------

Realized gain in respect of cash flow hedging transactions, net           (445)        (52)
Realized loss (gain) in respect of short-term investments                   77          (3)
Unrealized gain in respect of cash flow hedging transactions, net           23         445
Unrealized loss in respect of short-term investments                         -         (77)
Actuarial loss in respect of defined-benefit plans, net                   (198)          -
                                                                       -------     -------

Total income (expenses) recognized directly in shareholders' equity       (543)        313
Net income (loss)                                                      (17,579)        582
                                                                       -------     -------

Total recognized revenues (expenses)                                   (18,122)        895
                                                                       =======     =======

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

                                     F - 6

                                                                     Tefron Ltd.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                     Year ended
                                                                                     December 31,
                                                                                ---------------------
                                                                                  2008         2007
                                                                                --------     --------
                                                                                   $ in thousands
                                                                                ---------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss) income                                                                (17,579)         582
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities (a)                                                           9,861        2,452
                                                                                --------     --------

Net cash provided by (used in) operating activities                               (7,718)       3,034
                                                                                --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets                                                          (3,151)      (6,089)
Proceeds from sale of fixed assets                                                    35          943
Purchase of intangible assets                                                       (223)        (288)
Acquisition of operations (b)                                                       (300)           -
Proceeds from sale of marketable securities                                        5,914       17,240
Purchase of marketable securities                                                      -      (18,973)
Proceeds from repayment of deposits                                                7,138        4,668
                                                                                --------     --------

Net cash provided by (used in) investing activities                                9,413       (2,499)
                                                                                --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Short-term credit from banks, net                                                  9,323            -
Repayment of long-term loans                                                      (9,836)      (5,948)
Proceeds from long-term loans                                                      6,000            -
Proceeds from exercise of options                                                      -        4,382
Dividends paid  to shareholders                                                   (8,000)        (551)
                                                                                --------     --------

Net cash used in finance activities                                               (2,513)      (2,117)
                                                                                --------     --------

DECREASE IN CASH AND CASH EQUIVALENTS                                               (818)      (1,582)

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR                              2,384        3,966
                                                                                --------     --------

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR                                    1,566        2,384
                                                                                ========     ========

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

                                     F - 7

                                                                     Tefron Ltd.

Consolidated cash flow statements
--------------------------------------------------------------------------------

                                                                                         Year ended
                                                                                         December 31,
                                                                                   ----------------------
                                                                                     2008          2007
                                                                                   --------      --------
                                                                                       $ in thousands
                                                                                   ----------------------

(a)     ADJUSTMENTS TO RECONCILE NET (LOSS) INCOME TO NET CASH PROVIDED BY (USED
        IN) OPERATING ACTIVITIES

        Non cash:

        Depreciation of fixed assets and intangible assets                            8,925         8,568
        Impairment of fixed assets                                                    2,135             -
        Inventories write-off                                                         4,523         1,260
        Impairment of marketable securities                                             553             -
        Compensation relates to options granted to employees                            487           489
        Loss (gain) from sale of fixed assets                                           188          (651)
        Gain from sale of marketable securities                                         (22)         (134)
        Deferred taxes, net                                                          (5,558)           64
        Change in employee benefit liabilities, net                                     420            72
        Interest and amortization of marketable securities                             (263)         (189)
        Interest on deposits                                                            (75)         (613)

        Changes in asset and liability items:

        Decrease in trade receivables                                                 5,587         1,622
        Decrease (increase) in other accounts receivable                                661          (920)
        Increase in inventories                                                      (3,051)       (4,925)
        Decrease in trade payables                                                   (4,553)       (1,423)
        Decrease in other accounts payable                                              (96)         (768)
                                                                                   --------      --------

                                                                                      9,861         2,452
                                                                                   ========      ========

(b)     ACQUISITION OF OPERATIONS (NOTE 3)

        Assets and liabilities of operations as of acquisition date:

        Order backlog                                                                   264             -
        Customer relationships                                                        1,029             -
        Goodwill                                                                        344             -
        Deferred tax liability                                                         (323)            -
        Contingent consideration                                                     (1,014)            -
                                                                                   --------      --------
                                                                                        300             -
                                                                                   ========      ========

(c)     SUPPLEMENT DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

        Purchase of other assets for contingent consideration                         1,014             -
                                                                                   ========      ========

(d)     ADDITIONAL CASH FLOW INFORMATION

        Cash paid during year for:

        Interest                                                                      2,068         1,984
                                                                                   ========      ========

        Dividends                                                                     8,000           551
                                                                                   ========      ========

        Cash received during year for:

        Interest                                                                        394         1,279
                                                                                   ========      ========

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

                                     F - 8

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 1: GENERAL

     a.   Tefron Ltd. ("the Company") is a company organized under the laws of the state of Israel. The Company and its subsidiaries design, develop manufacture and sell intimate apparel, swimwear and active wear using two different techniques (the "Seamless" technique and the "Cut & Sew"
          technique). The Company's principal markets are the United States and
          Europe.

          The Company's shares are traded on the Tel Aviv Stock Exchange as well as on the OTC Bulletin Board in the USA. The Company's shares in the
          USA had been traded on the NYSE, but have been suspended from trading on the NYSE due to a low market capitalization - see Note 19c (3).

     b.   DEFINITIONS

          In these financial statements:

          The Company            Tefron Ltd.

          The Group              Tefron Ltd. and its subsidiaries listed on the
                                 enclosed list.

          Subsidiaries           Companies in which the Company has a
                                 controlling interest (as defined in IAS 27)
                                 and whose financial statements are consolidated
                                 with the Company's financial statements.

          Related parties        As defined in IAS 24.

          Interested parties     As defined in Securities Regulations
                                 (Preparation of Annual Financial Statements),
                                 1993 in Israel.

          Controlling            As defined in Securities Regulations
          shareholders           (Presentation in Financial Statements of
                                 Transactions between a Corporation and its
                                 Controlling Shareholder), 1996.

     c.   In the interest of more efficient management of the Company, its operations and its customer- and supplier relationships, in 2009 the
          Group placed all of the active wear and intimate apparel operations under Hi-Tex founded by Tefron Ltd. (hereinafter: "Hi-Tex") and has kept the swimwear operations under Macro Clothing Ltd. To this end,
          Tefron transferred most of its assets to Hi-Tex against allotment of additional Hi-Tex shares, pursuant to Section 104 of the Israeli
          Israeli Income Tax Ordinance.

          The Company's headquarters are located at MISGAV Industrial Zone.

     d.   The Company incurred a loss of $17,579 thousand in the year ended
          December 31, 2008. Furthermore, in 2008 the Group generated negative cash flow from current operations amounting to $7,718 thousand. Due to the above, the Group's cash, short-term investments and long-term marketable securities decreased from $16,399 thousand as of December
          31, 2007 to $2,413 thousand. In addition, short-term credit from banks increased by $9,323 thousand.

          On the other hand, the Company has positive working capital amounting to $16.3 million (before re-classification of long-term loans to short-term due to failure to meet financial covenants, see Note 14b).
          Furthermore, The stronger USD vs. the NIS leads to improve of the
          Company's profitability.

          In view of the above, and in view of the global economic crisis, the
          Group has implemented an overall efficiency plan, including: Improved manufacturing efficiency by relocating several manufacturing facilities operating in Jordan to fewer, larger manufacturing facilities; improved utilization of knitting capacity and reduction in knitting cost, deployment of an advanced quality assurance system with a precise feedback to the process, closure of the Company's dyeing factory in Israel and a decision made subsequent to the balance sheet date with regard to a 15% workforce reduction at the Company.

          In addition, expansion of marketing operations in Europe as well as marketing to local customers and opening of Company stores in Israel are components of the Company's strategy to increase its capacity to make use of excess finished goods and raw materials.

                                     F - 9

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES

     a.   BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

          The Company's financial statements have been prepared on a historical cost basis, except for derivatives, share-based payments and certain financial instruments and employee benefit liabilities, that have been measured at fair value.

          THE PREPARATION FORMAT OF THE FINANCIAL STATEMENTS

          These financial statements have been prepared in accordance with
          International Financial Reporting Standards ("IFRS"). These standards include:

          a)   International Financial Reporting Standards (IFRS).

          b)   International Accounting Standards (IAS).

          c)   Interpretations issued by the IFRIC and by the SIC.

          Furthermore, the financial statements have been prepared in accordance with the disclosure requirements of the Israeli Securities Regulations
          (Preparation of Annual Financial Statements), 1993.

          These financial statements are the Company's first annual financial statements prepared in accordance with IFRS. The Company first adopted
          IFRS in 2008 and, accordingly, the date of transition to reporting pursuant to IFRS is January 1, 2007.

          Prior to the adoption of IFRS, the Company prepared its financial statements in accordance with generally accepted accounting principles in the USA ("US GAAP"). The Company's last annual financial statements prepared in accordance with US GAAP were as of December 31, 2007 and for the year then ended.

          See Note 25 for the reconciliations between reporting pursuant to US
          GAAP and reporting pursuant to IFRS.

          CONSISTENT ACCOUNTING POLICIES AND INITIAL ADOPTION OF IFRS

          The accounting policies adopted in the financial statements are consistent with those of all periods presented in the financial statements.

          EARLY ADOPTION OF IFRS STANDARDS

          The Group adopted early IFRS 8 - Operating segments, as of those financial statements.

          IFRS 8 - OPERATING SEGMENTS

          IFRS 8 ("the Standard") discusses operating segments and replaces IAS
          14. The Standard applies to companies whose securities are traded or are in the process of filing with any securities stock exchange. The
          Standard is effective for annual financial statements for periods beginning after January 1, 2009. Earlier application is permitted. The provisions of the Standard will be applied retrospectively, by restatement, unless the necessary information is not available or impractical to obtain.

          The Standard determines that an entity will adopt a management approach in reporting on the financial performance of the operating segments. The segment information would be the information that is internally used by management in order to asses its performance and allocate resources to the operating segments.

          Furthermore, information is required to be disclosed about the products or services (or group of products and similar services) from which the entity derives its revenues, the countries in which these revenues or assets are derived and major customers, irrespective of whether management uses this information for making operating decisions.

          The Company chose to implement this standard early.

                                     F - 10

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     a.   BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (Cont.)

          CONSOLIDATED FINANCIAL STATEMENTS

          The consolidated financial statements include the statements of companies that are controlled by the Company (wholly-owned subsidiaries: Hi-Tex founded by Tefron, Ltd. (hereinafter: "Hi-Tex"),
          Macro Clothing Ltd. (hereinafter: "Macro"), Tefron USA Inc.
          (hereinafter: "Tefron USA"), Tefron UK Ltd. (hereinafter: "Tefron UK")
          and El Masira Textile Co. (hereinafter: (hereinafter: "El Masira")).
          Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity under a statute. The effect of potential voting rights that are exercisable at balance sheet date are considered when assessing whether an entity has control. The consolidation of the financial statements begins on the date on which control is obtained until the date that such control ceases.

          Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

          The financial statements of the Company and of its subsidiaries are prepared as of the same dates and periods. The accounting policy in the financial statements of the subsidiaries was applied consistently and uniformly with the policy applied in the financial statements of the Company.

     b.   SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

          JUDGMENTS

          In the process of applying the Group's accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

          ESTIMATES AND ASSUMPTIONS

          The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the adoption of the accounting policy and the reported amounts of assets, liabilities, income and expenses. The basis of the estimates and assumptions is reviewed regularly. The changes in accounting estimates are reported in the period of the change in estimate.

          The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates computed by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

          -    LEGAL CLAIMS

               In estimating the chances of the legal claims filed against the
               Company and its investees, the companies relied on the opinion of their legal counsels. The estimates of these counsels are based on their best professional judgment, taking into account the stage of proceedings and historical legal experience in the different issues. Since the outcome of the claims will be
               determined in courts, the results could differ from these.

          -    DEFERRED TAX ASSETS

               Deferred tax assets are recognized for unused carryforward tax losses and temporary differences to the extent that it is
               probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. For further information, see Note 17.

                                     F - 11

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     b.   MAJOR CONSIDERATIONS, ESTIMATES AND ASSUMPTIONS IN COMPILING FINANCIAL
          STATEMENTS (Cont.)

          -    PENSION AND OTHER POST-EMPLOYMENT BENEFITS

               The liability in respect of defined post-employment benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases and mortality rates.
               Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. For further information, see
               Note 16.

          -    ALLOWANCE FOR DOUBTFUL DEBTS

               Company management regularly reviews accounts receivable and assesses their collectability. Accordingly, the Company makes a provision for debts whose collection is doubtful.

          -    SLOW INVENTORIES

               The Company reviews in each period the state and age of
               inventories and records a provision for slow-moving inventories accordingly. In order to assess the ability to use these
               inventory in the future, the Company relies on technical data and on assumptions with regard to anticipated order backlog.

          -    FAIR VALUE OF NON-NEGOTIABLE FINANCIAL INSTRUMENT

               The fair value of a subordinated note reflects its carrying amount, since the market interest rate upon issuance equals the effective interest rate, see Note 10. The fair value of
               derivatives and securities available for sale was determined by an independent expert, using the most reliable assumptions and estimates available to him.

          -    IMPAIRMENT OF FIXED ASSETS

               The provision for impairment of fixed assets recorded up to the recoverable amount of said asset, provided that this amount is lower than the asset cost on Company financial statements. The recoverable amount is the higher of realization value net of selling cost, and net value in use based on discounted cash flow.
               In order to determine the recoverable amount of fixed assets, the
               Company has engaged a qualified independent valuator.

     c.   FUNCTIONAL AND FOREIGN CURRENCIES

          1.   FUNCTIONAL AND PRESENTATION CURRENCIES

               The financial statements are presented in USD, which is the
               Company's functional currency.

               The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each
               Group entity, including an associate presented at equity, and is used to measure its financial position and operating results.

          2.   TRANSACTIONS, ASSETS AND LIABILITIES IN FOREIGN CURRENCY

               Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each balance sheet date into the functional currency, at the exchange rate at that date.
               Exchange rate differences are recognized in the statements of income. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are retranslated into the functional currency at the exchange rate on the date on which the fair value was determined.

                                     F - 12

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     d.   CASH EQUIVALENTS

          The company considers cash equivalents to be highly liquid investments, including unrestricted short-term bank deposits purchased with original maturities of three months or less.

     e.   SHORT-TERM INVESTMENTS

          In 2007, short-term bank deposits were deposits purchased with original maturities of more than three months and is less than one year, are presented according to their terms of deposit.

          In 2008 include available-for-sale securities, see section h1.

     f.   ALLOWANCE FOR DOUBTFUL DEBTS

          The allowance for doubtful debts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. Impaired debts are derecognized when they are assessed as uncollectible.

     g.   INVENTORIES

          Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

          The cost of inventories is assigned as follows:

          Raw Materials               -   Based on Weighted average cost.

          Materials and spare parts   -   Based on weighted average cost.

          Work in progress            -   Based on weighted cost including
                                          material, labor and other direct and
                                          indirect manufacturing costs.

          Finished goods              -   Based on weighted cost including
                                          material, labor and other direct and
                                          indirect manufacturing costs.

          The Company periodically evaluates the condition and age of inventories and provides for slow-moving inventories accordingly.

                                     F - 13

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     g.   INVENTORIES (Cont.)

          If in a particular period production is not at normal capacity, the cost of inventories does not include additional fixed overheads in excess of those allocated based on normal capacity. Such unallocated overheads are recognized as an expense in the statements of income in the period in which they are incurred.

     h.   FINANCIAL INSTRUMENTS

          Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs, except for investments at fair value through profit or loss in respect of which transaction costs are carried to the statements of income.

          After initial recognition, the accounting treatment of investments in financial assets is based on their classification into one of the following four categories:

          o    Financial assets at fair value through profit or loss.

          o    Held-to-maturity inventories.

          o    Loans.

          o    Available-for-sale financial assets.

          The Company chose to treat its financial assets as follows:

          1.   AVAILABLE FOR SALE FINANCIAL ASSETS (SHORT-TERM INVESTMENTS)

               The Group has available-for-sale financial assets that are financial assets (non-derivative) that are designated as
               available-for-sale or are not classified in any of the three preceding categories. After initial recognition,
               available-for-sale financial assets are measured at fair value.
               Gains or losses from fair value adjustments, except exchange differences that relate to monetary debt instruments that are carried to the statement of income in financing, are recognized directly in equity in the net unrealized gains reserve. When the investment is disposed of or in case of impairment, the
               cumulative gain or loss previously recorded in equity is
               recognized in the statement of income. Interest income on
               investments in debt instruments is recognized in the statement of income using the effective interest method.

          2.   FAIR VALUE

               The fair value of investments that are actively traded in
               organized financial markets is determined by reference to market prices on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow or other valuation models.

          3.   FINANCIAL LIABILITIES

               Interest bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are measured at cost. Gains and losses are recognized in the
               statements of income when the loan is derecognized.

          4.   TREASURY SHARES

               Company shares held by a subsidiary are presented at cost and deducted from equity. Gains or losses on purchase, sale, issue or cancellation of treasury shares are recognized directly in equity.

                                     F - 14

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     h.   FINANCIAL INSTRUMENTS (Cont.)

          5.   DERECOGNITION OF FINANCIAL INSTRUMENTS

               FINANCIAL ASSETS

               A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

               FINANCIAL LIABILITIES

               A financial liability is derecognized when it is extinguished,
               i.e. when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor (the Group):

               o    discharges the liability cancelled or expires by paying in cash, other financial assets, goods or services; or

               o    is legally released from the liability.

     i.   IMPAIRMENT OF FINANCIAL ASSETS

          AVAILABLE FOR SALE ASSETS

          If objective evidence indicates existence of impairment loss of a non-temporary nature, the loss amount is measured as the difference between the cost (net of principal payment and amortization) and fair value less any impairment loss previously recognized to the statements of income.

          Impairment loss is transferred from equity to the statements of income. In subsequent periods, reversal of impairment loss in respect of capital instruments is not recognized in the statements of income, and reversal of impairment loss in respect of debt instruments is recognized in the statements of income if the increase in fair value of the instrument may be objectively attributed to an event which occurred after the impairment loss has been recognized in the statements of income.

     j.   DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGING

          From time to time, the Group enters into contracts with derivative financial instruments such as foreign currency forward contracts and put and call options in respect of foreign currency to hedge its risks associated with foreign exchange rates. Such derivative financial instruments are initially recognized at fair value and attributable transactions costs are carried to the statements of income when incurred. After initial recognition, the financial derivatives are measured at fair value. Derivatives are carried in the balance sheet as assets when the fair value is positive and as liabilities when the fair value is negative.

          The fair value of forward currency contracts and put and call options is determined by reference to current forward exchange rates for contracts with similar maturity profiles.

                                     F - 15

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     j.   DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGING (Cont.)

          For the purpose of hedge accounting, hedges are classified as:

          o    fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (except for foreign currency risk); or

          o    cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction or the foreign currency risk in an unrecognized firm commitment; or

          o    hedges of a net investment in a foreign operation.

          At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. The hedge effectiveness is assessed regularly in each reporting period.

          Hedges which meet the criteria for hedge accounting are accounted for as follows:

          CASH FLOW HEDGES

          The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the statements of income.

          Amounts recognized in equity are transferred to the statements of income when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized.
          Where the hedged item is the cost of a non-financial asset or non-financial liability, this cost includes also the associated amounts that were recognized directly in equity.

     k.   LEASES

          The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles below as set in IAS 17.

          The Company has lease agreements in which not all the risks and rewards incidental to ownership of the leased asset are substantially transferred, and which are therefore classified as operating lease.
          Lease payments are recognized as an expense in the statements of income on a straight-line basis over the lease term.

     l.   BUSINESS COMBINATIONS AND GOODWILL

          Business combinations are accounted for by applying the acquisition method pursuant to IFRS 3. This method consists of identifying the assets and liabilities of the acquired business at fair value on the acquisition date. The acquisition consideration is measured at the fair value of the assets given, the equity instruments issued and the liabilities incurred on the acquisition date plus direct acquisition costs.

          Goodwill acquired in a business combination is initially measured as the difference between the cost of the acquisition and the Group's interest in the net fair value of the acquired business identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not systematically amortized. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the Group's cash-generating units.
          As for testing the impairment of goodwill, see section o below.

                                     F - 16

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     m.   Fixed assets

          Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation, less accumulated impairment losses and less investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used in connection with the machinery and equipment.

          deprecation is calculated at equal annual rates based on the straight line method over the useful life of the asset, as follows:

                                                           %
                                                      -----------

          Buildings                                       2.5
          Machinery and equipment                          7
          Motor vehicles                                   15
          Office furniture and equipment                  6-25
          Leasehold improvements                          6-33

          Leasehold improvements are depreciated on a straight-line basis at the shorter of the lease term (including the extension option held by the
          Group and intended to be realized) and the expected life of the assets.

     n.   INTANGIBLE ASSETS

          Separately acquired intangible assets are measured initially at cost with the addition of costs. Intangible assets acquired in a business combination are initially measured at fair value at the acquisition date. After initial recognition, intangible assets are presented at cost, net of accumulated amortization and net of any impairment loss.

          According to management's assessment, intangible assets have a finite useful life. Assets are amortized over their useful life using the straight-line method, and are reviewed for impairment whenever there are signs indicating such impairment. The amortization period and method for intangible asset with a finite useful life are reviewed at least at each financial year end. Amortization expense for intangible assets having a specified useful life are recognized in the statements of income.

          The useful life of intangible assets is as follows:

                                                                Years
                                                           ----------------
          Computer software                                       4
          Customer relationships                                  7
          Order backlog                                    Order lead time

          Gains or losses due to the derecognition of intangible assets is measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in the statements of income.

          SOFTWARE

          Group assets include computer systems comprising hardware and software. Software forming an integral part of the hardware, which may not be operated without the software installed on it, is classified under fixed assets. However, licenses for stand alone software which add another dimension of functionality to the hardware are classified as intangible assets.

          Order backlog, customer relationships and goodwill were generated for the Company upon the acquisition date of operations of a US company, see Note 3.

                                     F - 17

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     o.   IMPAIRMENT OF NON-FINANCIAL ASSETS

          The Company evaluates the need to record an impairment of the carrying amount of non-financial assets (excluding inventories and deferred tax assets, see sections g. and q.) whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of the net selling price and value in use. In measuring value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the
          cash-generating unit to which the asset belongs. Impairment losses are recognized in the statements of income according to the essence of the impaired item.

          The following criteria are applied in assessing impairment of goodwill:

          GOODWILL

          The company reviews goodwill for impairment annually on December 31, or more frequently, if events or changed circumstances indicate that there is an impairment.

          Impairment of goodwill is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill belongs. If the recoverable amount of the cash-generating unit (or group of cash-generating units) is lower than its carrying amount of the cash-generating unit (or group of cash-generating units), an impairment loss is recognized. Goodwill impairment losses cannot be reversed.

     p.   GOVERNMENT GRANTS

          Government grants are recognized where there is reasonable assurance that the grant will be received and the Company will comply with the attached conditions. Where the government grant relates to assets such as fixed assets, they are recorded as a deduction in the carrying amount of the fixed asset.

     q.   TAXES ON INCOME

          Taxes on income in the statements of income include deferred taxes and prior years taxes. Tax results for current or deferred taxes are recognized in the statements of income, unless they refer to items directly recognized in equity. In such case the tax effect is also charged to the relevant equity item.

          DEFERRED TAXES

          Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except a limited number of exceptions. Deferred taxes are carried directly to equity if the tax relates to items that are taken to equity.

          Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statements of income or to equity, based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statements of income represents the changes in said balances during the reported period, excluding in respect of changes attributable to items carried directly to equity.

          Calculation of deferred taxes does not account for taxes which would have been applicable in case of realization of investments in held companies, provided that liquidation of investments in said held companies is not expected in the foreseeable future. Furthermore, deferred taxes in respect of gain distribution by investee companies as dividends have not been accounted for, since dividend distribution does not involve additional tax liability, or due to Company policy not to initiate dividend distributions which involves additional tax liability.

          Deferred tax assets and deferred tax liabilities are presented in the balance sheet under non-current liabilities. Deferred taxes are offset if there is a legal, enforceable right to offset a current tax asset against a current tax liability and if the deferred taxes relate to the same taxable entity and to the same tax authority.

                                     F - 18

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     r.   SHARE-BASED PAYMENT TRANSACTIONS

          Company employees and Board members are entitled to benefits in the form of share-based payments as consideration for equity instruments
          ("equity-settled transactions ").

          TRANSACTIONS DISCHARGED IN EQUITY INSTRUMENTS

          The cost of equity-settled transactions with employees and Board members is measured at fair value of the equity instruments granted at grant date. The fair value is determined using a standard accepted pricing model, for further details see Note 20.

          The cost of equity-settled transactions is recognized in the statement of income, together with a corresponding increase in equity, during the period which the performance conditions are to be satisfied, ending on the date on which the relevant employees and board members become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of income represents the movement in cumulative expense recognized at the beginning and end of that reported period.

          Expenses for grants which do not eventually vest are not recognized.

          If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recorded beyond the original calculated expense. An additional expense is recognized for any modification which increases the total fair value of the share-based payment agreement or is otherwise beneficial to the employee or Board member at fair value at the modification date.

     s.   EMPLOYEE BENEFITS LIABILITIES

          The Group has several employee benefit plans:

          1.   SHORT-TERM EMPLOYEE BENEFITS

               Short-term employee benefits include salary, paid annual leave, paid sick leave, recreation and social security contributions, and are recognized as expenses as the services are rendered.

          2.   POST-EMPLOYMENT BENEFITS

               The plans are usually financed by deposits with insurance
               companies, and are classified as defined contribution plans or as defined benefit plans.

               The Group has defined contribution plans pursuant to Section 14 to the Severance Pay Law under which the Group pays fixed
               contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when contributed simultaneously with receiving the employee's services and no additional provision is required in the financial statements. Defined contribution plans are usually applied to a portion of severance pay for which the employees are entitled.

               The Group also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the
               Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employee-employer relation is presented by the projected unit credit method. The actuarial assumptions comprise future salary increases and rates of employee turnover based on the estimated timing of payment.
               The amounts are presented based on discounted expected future cash flows using a discount rate on Government bonds with
               maturity that matches the estimated term of the benefit payments.

                                     F - 19

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     s.   LIABILITIES IN RESPECT OF EMPLOYEE BENEFITS (Cont.)

          2.   POST-EMPLOYMENT BENEFITS (Cont.)

               The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets").

               Actuarial losses are recognized in the statement of recognized revenues and expenses.

               The liability for employee benefits presented in the balance sheet presents the present value of the defined benefit
               obligation minus the fair value of the plan assets.

     t.   REVENUE RECOGNITION

          Revenues are recognized in the statements of income when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received, minus surcharges and quantity discounts.

          The following specific recognition criteria must also be met before revenue is recognized:

          REVENUES FROM SALE OF GOODS

          Revenue from the sale of goods is recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer and the seller no longer retains continuing managerial involvement.
          The delivery date is usually the date on which ownership passes.

     u.   COST OF SALES

          Cost of sales includes expenses for storage and conveyance of inventories to the end point of sale. Cost of sales also includes losses from impairment of inventories and provisions for slow-moving inventories.

     v.   EARNINGS (LOSSES) PER SHARE

          Earnings (losses) per share are calculated by dividing the net income
          (losses) attributable to Company's shareholders by the weighted number of ordinary shares outstanding during the period. Basic earnings
          (losses) per share only include shares that were actually outstanding during the period. Potential Ordinary shares (employee options) are only included in the computation of diluted earnings (losses) per share when their conversion decreases earnings per share or increases loss per share. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings (losses)
          per share only until the conversion date and from that date in basic earnings (losses) per share.

     w.   PROVISIONS

          A provision in accordance with IAS 37 is recognized when the group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

                                     F - 20

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     x.   DISCLOSURE OF NEW IFRS IN THE PERIOD PRIOR TO THEIR ADOPTION

          1.   IAS 1 (REVISED) - PRESENTATION OF FINANCIAL STATEMENTS

               IAS 1 (Revised) requires entities to present a second statement, a separate "statement of comprehensive income" displaying , other than the net income taken from the statement of income, all the items carried in the reported period directly to equity that do not result from transactions with the shareholders in their capacity as shareholders (other comprehensive income) such as adjustments arising from translating the financial statements of foreign operations, fair value adjustments of available-for-sale financial assets, changes in revaluation surplus of fixed assets and such and the tax effect of these items carried directly to equity, while properly allocated between the Company and the minority interests. Alternatively, the items of other
               comprehensive income may be displayed along with the items of the statement of income in a single statement entitled "statement of comprehensive income" which replaces the statement of income, while properly allocated between the Company and the minority interests. Items carried to equity resulting from transactions with the shareholders in their capacity as shareholders (such as capital issues, dividend distribution etc.) will be disclosed in the statement of changes in equity as will the summary line carried forward from the statement of comprehensive income, while properly allocated between the Company and the minority
               interests.

               IAS 1 (Revised) also prescribes that in cases of restatement of comparative figures as a result of the retroactive adoption of a change in accounting policy, the entity must include an opening balance sheet disclosing the restated comparative figures.

               IAS 1 (Revised) is effective for annual financial statements for periods beginning after January 1, 2009. Earlier application is permitted.

               The effect of the adoption of IAS 1 (Revised) requires the
               Company to disclose the above items in the financial statements.

          2.   IFRS 3 (REVISED) - BUSINESS COMBINATIONS AND IAS 27 (REVISED) -
               CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

               IFRS 3 (Revised) and IAS 27 (Revised) ("the Standards") will be effective for annual financial statements for periods beginning on January 1, 2010. The combined early adoption of the two
               Standards is permitted from the financial statements for periods beginning on January 1, 2008.

               The principal changes expected to take place following the adoption of the Standards are:

               -    IFRS 3 currently prescribes that goodwill, as opposed to the acquiree's other identifiable assets and liabilities, will be measured as the excess of the cost of the purchase over the acquirer's share in the fair value of the identifiable assets, net on the purchase date. According to the
                    Standards, goodwill can be measured at its full fair value and not only based on the acquired part, this in respect of each business combination transaction measured separately.

               -    A contingent consideration in a business combination will be measured at fair value and changes in the fair value of the contingent consideration, which do not represent adjustments to the purchase cost in the measurement period, will not be simultaneously recognized as goodwill adjustment. Normally, the contingent consideration will be considered a financial derivative within the scope of IAS 39 and will be presented at fair value through profit or loss.

               -    Direct purchase costs attributed to a business combination transaction will be recognized in the statements of income as incurred as opposed to the previous requirement of
                    carrying them as part of the consideration of the cost of
                    the business combination, which has been removed.

               -    A minority transaction, whether a sale or an purchase, will be accounted for as an equity transaction and will therefore not be recognized in the statements of income or have any
                    effect on the amount of goodwill, respectively.

               -    A subsidiary's losses, although resulting in the
                    subsidiary's deficiency, will be allocated between the
                    parent company and minority interests, even if the minority has not guaranteed or has no contractual obligation of
                    sustaining the subsidiary or carrying out another
                    investment.

                                     F - 21

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     x.   DISCLOSURE OF NEW IFRS STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION
          (Cont.)

          2.   IFRS 3 (REVISED) - BUSINESS COMBINATIONS AND IAS 27 (REVISED) -
               CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (Cont.)

               -    Upon the loss of control of a subsidiary, the remaining
                    investment in the subsidiary, if any, will be revalued to
                    fair value against gain and loss from the sale and this fair value will represent the cost basis for the purpose of
                    subsequent treatment.

               The Company believes that the effect of the Standards on its financial condition, results of operations and cash flows is not expected to be material.

          3.   IFRS 2 (REVISED) - SHARE-BASED PAYMENT

               Pursuant to the IFRS 2 (Revised) ("the revised Standard"), the definition of vesting terms will only include service conditions and performance conditions and the settlement of a grant that includes non-vesting conditions by the Company or the
               counterparty, will be accounted for by way of vesting
               acceleration and not by forfeiture. The standard will be applied retrospectively to financial statements for periods starting on
               January 1, 2009. Earlier application is permitted.

               Vesting conditions include service conditions which require the counterparty to complete a specified period of service and performance conditions which require specified performance targets to be met. Conditions that are other than service and performance conditions will be viewed as non-vesting conditions and must therefore be taken into account when estimating the fair value of the instrument granted.

               The Company believes that the effect of the revised Standard on its financial position, operating results and cash flows is not expected be material.

          4.   IAS 38 (REVISED) - INTANGIBLE ASSETS

               Pursuant to IAS 38 (Revised), expenses incurred from advertising, marketing or promotional activities will be recognized as an expense when the company has the right to access to the
               advertising goods or when the company receives those services.
               For these purposes, the activities also include production of catalogs and promotional pamphlets. Also, IAS 38 is amended to avoid giving the impression that the unit of production
               amortization method is not allowed for all intangible assets if it results in a lower amount of accumulated amortization than under the straight-line method. The Standard will be adopted retrospectively starting from the financial statements for periods beginning on January 1, 2009. Earlier application is permitted.

               The Company believes that the effect of the revised Standard on its financial position, operating results and cash flows is not expected be material.

          5.   IFRS 1 (REVISED) - FIRST-TIME ADOPTION OF IFRS AND IAS 27
               (REVISED) - CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

               Pursuant to the amendments to these Standards, an exemption has been added with respect to the retrospective adoption of IFRS in the opening balance sheet pursuant to IFRS 1 on first-time adoption of IFRS reporting in a company's separate financial statements. According to this exemption, in these financial statements, the cost of investment in subsidiaries, jointly controlled entities and associates may also be determined, other than at historical cost or fair value, at deemed cost based on the carrying amount of the investment under previous accounting principles namely, at equity. The election may be adopted for each investment individually. Furthermore, dividends in respect of investments in companies as above will be recognized in the separate financial statements as income irrespective whether they had been distributed in respect of earnings retained before or after the date of purchase of the investment. The Standard will be adopted in the separate financial statements as above with the date of transition being on or after January 1, 2008. Earlier application is permitted. The amendments to the Standards do not have an impact on the consolidated financial statements.

                                     F - 22

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 3: BUSINESS COMBINATIONS

     ACQUISITION OF OPERATIONS OF EXCELSIOR INC.

     On September 17, 2008, the Company acquired the operations of Excelsior
     Inc. ("Excelsior"), a private company operating in the USA that specializes in design and distribution of swimwear in the USA. The transaction was accounted for business combination under IFRS 3.

     The total cost of this business combination amounted to $1,314 thousand, which included a cash payment of $300 thousand, and a contingent consideration of payable $1,014 thousand. This contingent consideration was calculated as 10% of turnover, which is likely to incur to the Company in the two years following the acquisition of operations.

     The Company has provisionally allocated the acquisition cost to the fair value of assets and liabilities acquired in the business combination.
     Payables in respect of acquisition are a contingent consideration for future sales of Excelsior. Any future adjustment of the consideration will be recorded against goodwill.

     The financial statements include the operating results of Excelsior from the date of acquisition.

     The fair value of the identified assets and liabilities of Excelsior and the corresponding carrying amount as of the date of acquisition are as follows:

                                                       Carrying
                                     Fair Value         amount
                                     ----------       ----------
                                           $ in thousands
                                     ---------------------------

Customer relationships                    1,029              931
Order backlog                               264              176
Deferred tax liability                     (323)            (277)
                                     ----------       ----------

Net assets                                  970              830
                                                      ==========

Goodwill arising on acquisition             344
                                     ----------

Total acquisition cost                    1,314
                                     ==========

Acquisition cost:

                                                                      $ in
                                                                     thousands
                                                                    ----------

Cash paid                                                                  300
Payables in respect of acquisition                                       1,014
                                                                    ----------

Total                                                                    1,314
                                                                    ==========

CASH OUTFLOW/INFLOW ON THE ACQUISITION

Cash and cash equivalents acquired with the company
at the acquisition date                                                      -
Cash paid                                                                  300
                                                                    ----------

Net cash                                                                   300
                                                                    ==========

     The goodwill arising on acquisition is attributed to the expected benefits arising from the synergies of the combination of the activities of the
     Company and the acquiree. For adjustment of goodwill against payables in respect of acquisition, see above.

                                     F - 23

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 4: SHORT-TERM INVESTMENTS

                                          As of December 31,
                                        ----------------------
                                          2008          2007
                                        --------      --------
                                             $ in thousands
                                        ----------------------

a.   AVAILABLE FOR SALE SECURITIES

     Available for sale securities           847         3,578
     Israeli government securities             -         2,090
                                        --------      --------

                                             847         5,668

b.   DEPOSITS IN BANKS                         -         7,063
                                        --------      --------

                                             847        12,731
                                        ========      ========

Note 5: TRADE RECEIVABLES

                                                   As of December 31,
                                                ----------------------
                                                  2008          2007
                                                --------      --------
                                                     $ in thousands
                                                ----------------------

Open accounts (1)                                 23,068        28,506
Checks receivable                                    378           527
                                                --------      --------

                                                  23,446        29,033
                                                ========      ========

(1) Less - allowance for doubtful accounts           986           172
                                                ========      ========

     Impaired debts are accounted for through recording an allowance for doubtful accounts.

     The movement in the allowance for doubtful accounts is as follows:

                                  $ in thousands
                                     --------

BALANCE AS OF JANUARY 1, 2007             183

Derecognition of bad debts                (11)
                                     --------

BALANCE AS OF DECEMBER 31, 2007           172

Charge for the year                       865
Derecognition of bad debts                (51)
                                     --------

BALANCE AS OF DECEMBER 31, 2008           986
                                     ========

     Below is an analysis of trade receivables, net, by aging periods with reference to balance sheet date:

                                    Past due trade receivables with ageing of
                   Neither past ---------------------------------------------------
                     due (nor   Under 30   30 - 60    60 - 90    90 - 120  Over 120
                      ageing)     days       days       days       days      days       Total
                     -------    -------    -------    -------    -------    -------    -------
                                                  $ in thousands
                     -------------------------------------------------------------------------

DECEMBER 31, 2008     18,954      1,778        800        416        642        856     23,446
                     =======    =======    =======    =======    =======    =======    =======

DECEMBER 31, 2007     26,917        701        561        246        172        436     29,033
                     =======    =======    =======    =======    =======    =======    =======

                                     F - 24

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 6: OTHER ACCOUNTS RECEIVABLE

                                               As of December 31,
                                          -------------------------
                                             2008           2007
                                          ----------     ----------
                                               $ in thousands
                                          -------------------------

Prepaid expenses                                 545            742
Advances to suppliers                            974            734
Government authorities                         1,001          1,204
Accrued income                                   543            391
Current maturity of subordinated note            300              -
Derivatives                                      196            940
Other accounts receivable                        999            929
                                          ----------     ----------

                                               4,558          4,940
                                          ==========     ==========

Note 7: INVENTORIES

                                               As of December 31,
                                          -------------------------
                                             2008           2007
                                          ----------     ----------
                                               $ in thousands
                                          -------------------------

Raw Materials                                 12,343         13,324
Work in process                               11,323         14,137
Finished goods                                 8,459          6,332
                                          ----------     ----------

                                              32,125         33,793
                                          ==========     ==========

     *)   The amount of inventories write-off recognized in cost of sales is
          $4,523 thousand (2007 - $1,260 thousand).

                                     F - 25

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 8: FIXED ASSETS

     a.   Composition and movement:

          2008

                                                                         Office
                                            Machinery                  furniture
                                Land and       and           Motor        and        Leasehold
                                buildings   equipment      vehicles     equipment   improvements      Total
                                --------     --------      --------     --------      --------      --------
                                                              $ in thousands

COST

Balance as of January 1,
2008                              6,665      136,482           494        5,735         8,681       158,057
Additions during the year           637        1,030             -          188           484         2,339
Disposals during the year             -          (26)            -           (8)         (422)         (456)
                               --------     --------      --------     --------      --------      --------

Balance as of December 31,
2008                              7,302      137,486           494        5,915         8,743       159,940
                               --------     --------      --------     --------      --------      --------

ACCUMULATED DEPRECIATION

Balance as of January 1,
2008                              1,349       72,680           437        3,979         6,634        85,079
Additions during the year           193        7,781            13          312           189         8,488
Disposals during the year             -          (20)            -            -          (211)         (231)
                               --------     --------      --------     --------      --------      --------

Balance as of December 31,
2008                              1,542       80,441           450        4,291         6,612        93,336
                               --------     --------      --------     --------      --------      --------

IMPAIRMENT

Balance as of January 1,
2008                                  -            -             -            -             -             -
Additions during the year           372        1,763             -            -             -         2,135
                               --------     --------      --------     --------      --------      --------

Balance as of December 31,
2008                                372        1,763             -            -             -         2,135
                               --------     --------      --------     --------      --------      --------

DEPRECIATED COST AS OF
DECEMBER 31, 2008                 5,388       55,282            44        1,624         2,131        64,469
                               ========     ========      ========     ========      ========      ========

                                     F - 26

                                                                     Tefron Ltd.

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 8: FIXED ASSETS (Cont.)

     a.   COMPOSITION AND MOVEMENT (Cont.)

          2007

                                                                         Office
                                           Machinery                   furniture
                               Land and        and         Motor          and        Leasehold
                              buildings     equipment     vehicles      equipment   improvements     Total
                               --------     --------      --------      --------      --------     --------
                                                              $ in thousands

COST

Balance as of January 1,
2007                              6,366      134,068           493         6,366         7,074      154,367
Additions during the year           299        3,693             6           414         1,607        6,019
Disposals during the year             -       (1,279)           (5)       (1,045)            -       (2,329)
                               --------     --------      --------      --------      --------     --------

Balance as of December 31,
2007                              6,665      136,482           494         5,735         8,681      158,057
                               --------     --------      --------      --------      --------     --------

ACCUMULATED DEPRECIATION

Balance as of January 1,
2007                              1,236       66,296           421         4,470         6,454       78,877
Additions during the year           113        7,659            18           349           180        8,319
Disposals during the year             -       (1,275)           (2)         (840)            -       (2,117)
                               --------     --------      --------      --------      --------     --------

Balance as of December 31,
2007                              1,349       72,680           437         3,979         6,634       85,079
                               --------     --------      --------      --------      --------     --------

DEPRECIATED COST AS OF
DECEMBER 31, 2007                 5,316       63,802            57         1,756         2,047       72,978
                               ========     ========      ========      ========      ========     ========

     b.   IMPAIRMENT OF FIXED ASSETS

          The Company has engaged a qualified independent appraiser in order to determine the fair value of its buildings, machinery and equipment, office furniture and equipment and leasehold improvements for the purpose of impairment examination. As a result of the aforementioned valuation, the Company recorded in 2008 an impairment loss amounting to $2,135 thousand. This impairment was calculated in respect of reconciliation of certain fixed asset items to their recoverable amount. The aforementioned impairment loss was recognized in the statements of income under "other expenses".

          The value in use for a cash-generating unit was determined, pursuant to IAS 36, in accordance with the present value of expected cash flows, discounted using a 9.3% pre-tax discount rate. This value in use was found to be insignificantly lower than the realization value, net of selling cost; hence impairment was written down to the net realization value, net.

     c.   For liens, see Note 18.

                                     F - 27

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 9: GOODWILL AND INTANGIBLE ASSETS

                                                     Customer
                                                      base and
                                         Computer      order
                                         software     backlog      Goodwill       Total
                                         --------     --------     --------     --------
                                                         $ in thousands
                                         -----------------------------------------------

COST

Balance as of January 1, 2007               2,698            -            -        2,698
Additions - purchased separately              288            -            -          288
                                         --------     --------     --------     --------

Balance as of December 31, 2007             2,986            -            -        2,986
Additions - purchased separately              224            -            -          224
Additions - purchase of an operation            -        1,293          344        1,637
                                         --------     --------     --------     --------

Balance as of December 31, 2008             3,210        1,293          344        4,847
                                         --------     --------     --------     --------

ACCUMULATED AMORTIZATION

Balance as of January 1, 2007               2,140            -            -        2,140
Amortization                                  249            -            -          249
                                         --------     --------     --------     --------

Balance as of December 31, 2007             2,389            -            -        2,389
Amortization                                  251          186            -          437
                                         --------     --------     --------     --------

Balance as of December 31, 2008             2,640          186            -        2,826
                                         --------     --------     --------     --------

NET BALANCE

As of December 31, 2008                       570        1,107          344        2,021
                                         ========     ========     ========     ========

As of December 31, 2007                       597            -            -          597
                                         ========     ========     ========     ========

     AMORTIZATION EXPENSES

     Amortization expenses for intangible assets are classified in the statements of income as follows:

                                         Year ended
                                         December 31,
                                   ---------------------
                                     2008         2007
                                   --------     --------
                                       $ in thousands
                                   ---------------------

Cost of sales                           251          249
Selling and marketing expenses          186            -
                                   --------     --------

                                        437          249
                                   ========     ========

Note 10: SUBORDINATED NOTE

     In 2006, the Company exercised its option to sell its holdings in
     AlbaHealth (hereinafter: "Alba"). The sale was made for a consideration amounting to $13 million, of which $10 million was paid to the Company in cash and $3 million is payable to the Company on August 31, 2009 in accordance with an agreement for issuance of a subordinated note bearing a market interest at LIBOR + 3%, subject to repayment of Alba's debt to a bank in the USA. The agreement was signed by Alba, Suntrast (Alba's major lender) and Tefron USA. In accordance with the agreement, Tefron USA is entitled to receive an interest on the note for as long as Alba is in compliance with its credit commitments to Suntrust, as set forth in the agreement between Alba and Suntrust. In 2008, Alba failed to comply with one of the financial covenants, therefore it was in breach of its credit commitment, and therefore acted to replace its sources of financing.

     On December 31, 2008, Alba signed a new loan agreement with BB&T Bank.
     Suntrust and Tefron USA are also parties to this agreement, and have consented for the note to be paid in ten equal installments of $300 thousand each. Payments will be made quarterly starting on October 1, 2009 and will bear an interest at LIBOR + 3%.

                                     F - 28

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 11: SHORT-TERM BANK CREDIT

     a.   COMPOSITION:

                                                                                                         As of
                                                   Weighted                                             December
                                                 Interest Rate         As of December 31, 2008          31, 2007
                                                   ---------     ----------------------------------     --------
                                                  December 31,
                                                     2008         In NIS     Non-linked     Total        Total
                                                   ---------     --------     --------     --------     --------
                                                       %                         $ in thousands
                                                   ---------     -----------------------------------------------

Short-term bank credit                              2.2-6.5         1,368        7,955        9,323            -
Current maturities of long-term
  loans                                                                 -        4,151        4,151        5,948
Long-term loans classified under
  short-term (b)                                   LIBOR + 1            -       11,335       11,335            -
                                                                 --------     --------     --------     --------

                                                                    1,368       23,441       24,809        5,948
                                                                 ========     ========     ========     ========

     b.   In 2008 the Company failed to comply with its financial covenants, and therefore, in accordance with IAS 1, the Company classified its loans under short-term bank credit.

     c.   MATURITIES AFTER BALANCE SHEET DATE AS OF DECEMBER 31, 2008:

                                           Year 1       Year 2       Year 3       Year 4        Total
                                          --------     --------     --------     --------     --------
                                                                 $ in thousands
                                          ------------------------------------------------------------

Short-term bank credit                       9,323            -            -            -        9,323
Current maturities of long-term loans        4,151            -            -            -        4,151
Long-term loans classified under
  short-term                                     -        4,151        4,151        3,033       11,335
                                          --------     --------     --------     --------     --------

Total                                       13,474        4,151        4,151        3,033       24,809
                                          ========     ========     ========     ========     ========

     d.   For collateral, see Note 18.

Note 12: TRADE PAYABLES

                                      As of December 31,
                                  -------------------------
                                     2008           2007
                                  ----------     ----------
                                       $ in thousands
                                  -------------------------

Open accounts (1)                     22,953         25,384
Notes payable                          2,214          4,336
                                  ----------     ----------

                                      25,167         29,720
                                  ==========     ==========

(1) Including related parties              8            118
                                  ==========     ==========

                                     F - 29

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 13: OTHER ACCOUNTS PAYABLE

                                       As of December 31,
                                   -------------------------
                                      2008           2007
                                   ----------     ----------
                                        $ in thousands
                                   -------------------------

Employees and payroll accruals          3,528          3,608
Accrued expenses                        1,177          1,092
Tax Authorities (*)                     2,111          2,280
Other accounts payable                    820          1,655
                                   ----------     ----------

                                        7,636          8,635
                                   ==========     ==========

     *)   In January 2009, the Company reached an agreement with Israeli Tax
          Authorities with regard to payment of past tax debts. The balance of debt payable with maturities longer than one year is presented under
          "long term accounts payable - institutions".

Note 14: LONG-TERM LOANS FROM BANKS

     a.   COMPOSITION:

          As of December 31, 2007

                                                                                                         Balance net
                                                                                 Interest                 of current
                                                                                   rate        Balance    maturities
                                                                                  -------      -------      -------
                                                                                     %            $ in thousands
                                                                                  -------      --------------------

                                                                                  LIBOR +
Loans from banks                                                                   1.2-2        19,322       13,374
                                                                                              ========     ========

     b.   FINANCIAL COVENANTS

          Long-term loans from banks require the company to be in compliance with financial covenants which include preservation of the following financial ratios:

          1.   Shareholders' equity cannot be less than $40 million.

          2.   Ratio of shareholders' equity to balance sheet total cannot be less than 20%.

          3.   Ratio of total Company liabilities to banks to EBITDA cannot exceed 9.5.

          Furthermore, the agreements contain terms and conditions which limit the Group in making certain investments or obtaining additional loans, material sale of assets, dividend distribution or other payments to shareholders.

          Failure to comply with the aforementioned covenants enable the banks to demand an immediate repayment in full of all credit extended to the
          Company.

          As of December 31, 2008, the Company was in breach of the EBITDA covenant due to the reported loss. Therefore, the Company classified these loans as current liabilities, as of December 31, 2008, under current liabilities, in accordance with IAS 1. Subsequent to the balance sheet date, waivers were received from all banks which confirmed to the Company that its failure to comply with the aforementioned financial covenants does not and shall not constitute cause for demanding an immediate repayment of credit extended to the
          Company, subject to compliance with the financial covenants starting with financial statements as of March 31, 2009. Furthermore, the original specified financial covenants have not been changed.

                                     F - 30

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS

     a.   FINANCIAL RISK FACTORS

          The Group's activities expose it to various financial risk factors such as market risk (including foreign exchange risk and interest risk), credit risk and liquidity risk. The Group's comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Group's financial performance. The
          Group utilizes derivative financial instruments in order to hedge certain risk exposures.

          The Board of directors considers principles for overall risk management including specific policies with respect to certain risk exposures, such as foreign exchange risk, interest risk, credit risk, and liquidity risk, as well as the use of derivative financial instruments and other financial instruments.

          1.   FOREIGN EXCHANGE RISK

               The Group operates internationally and is exposed to foreign exchange risk resulting from the exposure to different
               currencies, mainly the NIS. Foreign exchange risk arises from forward commercial transactions, recognized assets and
               liabilities denominated in a different currency from the
               functional currency. The Finance department is responsible for managing the net position of each foreign currency by using forward exchange contracts, according to the company's hedging policy.

               Management's policy is to hedge the forecasted salary expenses denominated in NIS, NIS-denominated payments to suppliers and
               Company sales denominated in Euro. The hedging scope is reviewed periodically, according to market conditions.

          2.   CREDIT RISK

               The Group has no significant concentrations of credit risk. The
               Group has a policy to ensure that wholesale sales of its products to customers with an appropriate credit history and through retail sales in cash.

               Credit risk may arise from the exposure of holding several financial instruments with a single entity or from entering into transactions with several groups of debtors with similar economic characteristics whose ability to discharge their obligations will likely be similarly affected by changes in economic or other conditions. Factors that have the potential of creating
               concentrations of risks consist of the nature of the debtors'
               activities, such as their business sector, the geographical area of their operations and the financial strength of groups of borrowers.

               The Company maintains cash and cash equivalents and other
               financial instruments in various financial institutions in
               Israel. The Company's policy is to diversify its investments among different institutions.

               As of December 31, 2008, cash and cash equivalents amounted to
               $1,566 thousand.

               Group revenues are mostly from customers in the USA and Europe.
               The Group constantly reviews outstanding customer debt, and the financial statements include specific provisions for doubtful debts which adequately reflect, as per management estimates, the expected loss of debt whose collection is doubtful.

               The Company has a subordinated note from Alba (see Note 10). The
               Group constantly monitors Alba's financial results and its compliance with the financial covenants specified by lenders, as well as the payment of periodic interest payments to the Group.
               As of December 31, 2008, Alba was in compliance with the
               financial covenants.

          3.   LIQUIDITY RISK

               The Group's objective is to maintain a balance between continuity of funding and flexibility through various means, including bank loans.

                                     F - 31

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (Cont.)

     a.   FINANCIAL RISK FACTORS (Cont.)

          4.   INTEREST RISK

               The Group is exposed to the risk of change in market interest rates on long-term loans received and from a subordinated note issued which bear floating interest rates (the loans and note are linked to the LIBOR interest rate).

     b.   CONCENTRATION OF LIQUIDITY RISK

          The table below presents the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

          AS OF DECEMBER 31, 2008

                          Less than    1 to 2      2 to 3      3 to 4
                          one year      years       years       years       Total
                           -------     -------     -------     -------     -------
                                               $ in thousands
                           -------------------------------------------------------

Loans from banks            13,474       4,151       4,151       3,033      24,809
Trade payables              25,167           -           -           -      25,167
Other accounts payable       5,525           -           -           -       5,525
Other liabilities            2,111         915         394           -       3,420
                           -------     -------     -------     -------     -------
                            46,277       5,066       4,545       3,033      58,921
                           =======     =======     =======     =======     =======

          AS OF DECEMBER 31, 2007

                          Less than    1 to 2      2 to 3      3 to 4      4 to 5
                           one year     years       years       years       years       Total
                           -------     -------     -------     -------     -------     -------
                                                     $ in thousands
                           -------------------------------------------------------------------

Loans from banks             5,948       5,544       2,749       2,749       2,332      19,322
Trade payables              29,720           -           -           -           -      29,720
Other accounts payable       6,355           -           -           -           -       6,355
Other liabilities            2,280           -           -           -           -       2,280
                           -------     -------     -------     -------     -------     -------
                            44,303       5,544       2,749       2,749       2,332      57,677
                           =======     =======     =======     =======     =======     =======

     c.   FAIR VALUE

          The carrying amount of cash and cash equivalents, short-term investments, trade receivables, other accounts receivable, subordinated note, short-term bank credit and long-term loans, trade payables and other accounts payable approximate their fair value.

                                     F - 32

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (Cont.)

     d.   DERIVATIVES AND CASH FLOW HEDGING

          The Group in Israel is primarily exposed to foreign currency risk.

          As of December 31, 2008 and 2007, the Group held forward foreign currency contracts and Call and Put options in foreign currency designated as hedges of salary payments to Company employees in Israel and future expected purchase of raw materials from local suppliers of the Company, as well as hedging of expected sales in Euro to Company customers in Europe for which the Group has highly probable forecasted transactions. The forward foreign currency contracts and the Call and
          Put options are being used to hedge currency risk of highly probable forecasted transactions.

          The cash flow hedge of expected future purchases in January, February and March 2009 was assessed to be highly effective, and as of December
          31, 2008, net unrealized gain amounting to $47 thousand, plus deferred tax liability amounting to $18 thousand, was included under shareholders' equity in respect of the aforementioned contracts.

          The cash flow hedge of expected future payroll in January 2009 was assessed to be highly effective, and as of December 31, 2008, net unrealized loss amounting to $28 thousand, plus deferred tax asset amounting to $17 thousand, was included under shareholders' equity in respect of the aforementioned contracts.

          The cash flow hedge of expected future sales in January to March 2009 was assessed to be highly effective, and as of December 31, 2008, net unrealized gain amounting to $4 thousand, plus deferred tax liability amounting to $1 thousand, was included under shareholders' equity in respect of the aforementioned contracts.

          The cash flow hedge of expected future payroll payments in January to
          June 2008 was assessed to be highly effective, and as of December 31,
          2007, net unrealized gain amounting to $588 thousand, plus deferred tax liability amounting to $218 thousand, was included under shareholders' equity in respect of the aforementioned contracts.

          The cash flow hedge of expected future sales in January to November of
          2008 was assessed to be highly effective, and as of December 31, 2007, net unrealized loss amounting to $44 thousand, plus deferred tax asset amounting to $16 thousand, was included under shareholders' equity in respect of the aforementioned contracts.

                                     F - 33

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (Cont.)

     d.   DERIVATIVES AND CASH FLOW HEDGING (Cont.)

          The following are details of the Group's financial derivatives:

                                        Exercise / expiration      Par value ($   Fair value $
                                                 date             in thousands)  in thousands
                                         ---------------------      --------       --------

December 31, 2008

Forward transactions purchased, net        Jan. - Jun. 2009           13,483            283
                                                                    ========       ========

Options purchased:
Buy Call                                   Jan. - Feb. 2009           (2,000)           (88)
                                                                    ========       ========

Sell Put                                   Jan. - Feb. 2009            2,000              1
                                                                    ========       ========

December 31, 2007
Forward transactions purchased, net      Jan. 2008 - Jan. 2009        24,023            129
                                                                    ========       ========

Options purchased:
Buy Call                                   Jan. - July 2008           (4,500)            (1)
                                                                    ========       ========

Sell Put                                   Jan. - July 2008           13,896            812
                                                                    ========       ========

     e.   SENSITIVITY TESTS RELATING TO CHANGES IN MARKET FACTORS

          Changes in interest rates for financial liabilities as of December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

                Sensitivity test to changes in
                        interest rates
                 ---------------------------
                 Gain (loss) from the change
                 ---------------------------
              1% increase in     1% decrease in
                 interest           interest
                 --------           --------
                        $ in thousands
                 ---------------------------

2008                 (217)               217
                 ========           ========

2007                 (231)               231
                 ========           ========

          Changes in NIS exchange rates as of December 31 would have increased
          (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

               Sensitivity test to fluctuations
                    in NIS exchange rate
                 ---------------------------
                 Gain (loss) from the change
                 ---------------------------
              1% increase in     1% decrease in
               exchange rate      exchange rate
                 --------           --------
                        $ in thousands
                 ---------------------------

2008                 (170)               170
                 ========           ========

2007                 (145)               145
                 ========           ========

                                     F - 34

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (Cont.)

     e.   SENSITIVITY TESTS RELATING TO CHANGES IN MARKET FACTORS (Cont.)

          Changes in NIS exchange rates as of December 31 would have increased
          (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

                                                                Gain (loss) from the change
                                                                ---------------------------
                                                            1% increase in     1% decrease in
                                                             market factor       market factor
                                                                --------           --------
       Foreign Currency                                               $ in thousands
----------------------------                                    ---------------------------

       US DOLLAR

2008 - In respect of forwards transactions and options              (100)               100

2007 - In respect of forwards transactions and options               (35)                35

       EURO

2008 - In respect of forward transactions                             35                (35)

2007 - In respect of forward transactions                            (25)                25

          SENSITIVITY TESTS AND PRINCIPAL WORK ASSUMPTIONS

          The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

          The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity tests present the profit or loss and/or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The test of risk factors was determined based on the materiality of the exposure of the operating results or financial condition of each risk with reference to the operating currency and assuming that all the other variables are constant.

          The sensitivity test for long-term loans with variable interest was performed on the variable component of interest.

     f.   CAPITAL MANAGEMENT IN THE COMPANY

          The Company's capital management objectives are:

          1.   To preserve the Group's ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

          2.   To ensure adequate return for the shareholders by pricing of products and services that is adjusted to the level of risk in the Group's business activity.

          The Company acts to achieve a capital return at a level that is customary in the industry and markets in which the Company operates.
          This return is subject to changes depending on market factors in the
          Company's industry and business environment. The Company is under a minimal equity requirement of $ 40 million in accordance with financial covenants included in bank loans agreements and is not required to achieve a certain level of return on equity. In 2008 the
          Company recorded negative return on equity, and in 2007 it recorded a
          1% return on equity.

          In respect of loans from banks (see also Note 14), the Company is required to comply with financial covenants, including the ratio of equity to total balance sheet assets of 5:1. The company is in compliance with the required financial ratio.

                                     F - 35

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 16: ASSETS AND LIABILITIES IN RESPECT OF EMPLOYEE BENEFITS

     Employee benefits consist of short-term benefits and post-employment benefits.

     a.   POST-EMPLOYMENT BENEFITS

          According to the labor laws and Severance Pay Law in Israel, the Group is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Company's employee benefit liability is accounted for as a post-employment benefit. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract based on the employee's salary and employment term which establish the entitlement to receive the compensation.

          The post-employment employee benefits are normally financed by contributions classified as defined contribution plans or as defined benefit plans as detailed below.

     b.   DEFINED CONTRIBUTION PLANS

          Section 14 of the Severance Pay Law, 1963 in Israel applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Group into pension funds and/or policies of insurance companies release the Group from any additional liability to employees for whom said contributions were made. These contributions and contributions for compensation represent defined contribution plans.

                                                               Year ended
                                                              December 31,
                                                       --------------------------
                                                          2008             2007
                                                       ----------      ----------
                                                             $ in thousands
                                                       --------------------------

Expenses in respect of defined contribution plans           2,444           2,123
                                                       ==========      ==========

     c.   DEFINED BENEFIT PLANS

          The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amounts in central severance pay funds and in suitable insurance policies.

                                     F - 36

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 16: ASSETS AND LIABILITIES IN RESPECT OF EMPLOYEE BENEFITS (Cont.)

     c.   DEFINED BENEFIT PLANS (Cont.)

          1.   EXPENSES RECOGNIZED TO THE STATEMENTS OF INCOME:

                                                              Year ended
                                                             December 31,
                                                     ---------------------------
                                                        2008             2007
                                                     ----------       ----------
                                                            $ in thousands
                                                     ---------------------------

Current service cost                                        382              319
Interest cost on benefit obligation                         143              126
Expected return on plan assets                              (55)             (43)
Others                                                     (121)             (82)
                                                     ----------       ----------

Total employee benefit expenses                             349              320
                                                     ==========       ==========

Actual return on plan assets                                 10               43
                                                     ==========       ==========

The expenses are presented in the statements of
income as follows:

Cost of sales                                               100              194
Selling and marketing expenses                              115               42
General and administrative expenses                         134               84
                                                     ----------       ----------

                                                            349              320
                                                     ==========       ==========

          2.   PLAN ASSETS (LIABILITIES), NET

                                                          As of December 31,
                                                     ---------------------------
                                                        2008             2007
                                                     ----------       ----------
                                                            $ in thousands
                                                     ---------------------------

Defined benefit obligation                               (3,098)          (2,425)
Fair value of plan assets                                   929              940
                                                     ----------       ----------

Total liabilities, net                                   (2,169)          (1,485)
                                                     ==========       ==========

          3.   CHANGES IN THE PRESENT VALUE OF DEFINED BENEFIT OBLIGATION

                                                        2008             2007
                                                     ----------       ----------
                                                            $ in thousands
                                                     ---------------------------

Balance as of January 1                                   2,425            2,177

Interest cost                                               143              126
Current service cost                                        382              319
Benefits paid                                              (574)            (412)
Net actuarial loss                                          222                -
Exchange differences                                        500              215
                                                     ----------       ----------

Balance as of December 31,                                3,098            2,425
                                                     ==========       ==========

          4.   PLAN ASSETS

               a)   PLAN ASSETS

               Plan assets comprise assets held by a long-term employee benefit fund and qualifying insurance policies.

                                     F - 37

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 16: ASSETS AND LIABILITIES IN RESPECT OF EMPLOYEE BENEFITS (Cont.)

     c.   DEFINED BENEFIT PLANS (Cont.)

          4.   PLAN ASSETS (Cont.)

               b)   MOVEMENT IN THE FAIR VALUE OF PLAN ASSETS

                                               2008             2007
                                            ----------       ----------
                                                  $ in thousands
                                            ---------------------------

Balance as of January 1                            940              764

Expected return                                     55               43
Contributions by employer                          118              126
Benefits paid                                     (152)             (74)
Net actuarial loss                                 (42)               -
Exchange differences                                10               81
                                            ----------       ----------

Balance as of December 31,                         929              940
                                            ==========       ==========

          5.   THE PRINCIPAL ASSUMPTIONS USED IN DETERMINING THE OBLIGATION FOR
               THE DEFINED BENEFIT PLAN

                                               2008             2007
                                            ----------       ----------
                                                         %
                                            ---------------------------

Discount Rate                                  3.9-4.6          6.1-6.3
                                            ==========       ==========

Expected rate of return on plan assets           5-6.7            5-6.7
                                            ==========       ==========

Future salary increases                              0                0
                                            ==========       ==========

Note 17: TAXES ON INCOME

     a.   TAX LAWS APPLICABLE TO THE GROUP COMPANIES

          The Company is subject to provisions of Income Tax Law (Rules for bookkeeping by foreign investment companies and certain partnerships and determination of taxable revenue), 1986. In accordance with the aforementioned law, the Company files its income tax returns in USD.

          THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 ("THE LAW")

          Group companies received "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959. According to the
          law, revenues from the approved enterprises, during the ten years from the first year the approved enterprise earns taxable income, provided that 14 years have not passed since the approval was granted or 12 years have not passed since the enterprise began operating, whichever is earlier ("benefit period"), will be taxed at a limited tax rate of between 10% and 25% (in accordance with the rate of foreign investments in the company). A company, in which foreign investments exceed 25%, is entitled to a 10-year benefit period. Approval letters dated January 1997 or later are entitled to a tax exemption in the first two years of the benefit period. The aforementioned benefit period has yet to start. The benefit period of the first approved investment of the company has ended, and as such revenue derived from that investment is taxable at the regular corporate tax rate in
          Israel. The ratio of the revenue derived from these investments is calculated according to growth in Company sales over and above sales before the beginning of these investments. Shareholders are taxed at a
          15% tax rate (withheld) on dividends distributed from revenues from the approved operations, and at a 25% tax rate on dividends distributed from revenues from other sources, unless otherwise stipulated by tax treaties. The Company's third plan is in accordance with Amendment 60 of the law (hereinafter: "the amendment"), under the alternative track. Under the alternative track, the benefit period start date is from the year in which taxable revenue is first generated by the approved enterprise, provided that less than 12 years have elapsed since the start of the elective year.

                                     F - 38

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 17: TAXES ON INCOME (Cont.)

     a.   TAX LAWS APPLICABLE TO GROUP COMPANIES (Cont.)

          The Hi-Tex enterprise has elected 2007 as its elective year.
          Furthermore, on June 30, 2008 an application for a pre-ruling was filed with the Tax Authority Professional Department, requesting beneficiary enterprise status and determination of 2007 as the elective year. To date, response from the Tax Authorities has yet to be received. Macro has elected 2007 as the elective year under the alternative track, pursuant to the amendment to the law.

          THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXATION), 1969

          The Company and its subsidiaries in Israel have the status of
          "industrial companies", as implied by this law. The principal benefits to which the companies are entitled under this law are accelerated depreciation, consolidated tax returns and allowed deduction for tax purposes, over a three year period, of costs incurred in listing shares for trading.

          CAPITAL GAINS/LOSSES

          Pursuant to the provisions of the Law for Amendment of the Income Tax
          Ordinance (No. 132), 2003 ("the reform law"), tax at a reduced rate of
          25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In case of the sale of properties purchased before the adoption of the reform law, the reduced tax rate will apply only to the portion of the profit which arose after the adoption of the law, as computed according to the law. Further, the reform law states that capital losses carried forward for tax purposes may be offset against capital gains indefinitely. The reform law also provides for the possibility to offset capital losses from sale of properties outside Israel against capital gains in Israel.

     b.   TAX RATES APPLICABLE TO THE INCOME OF THE GROUP COMPANIES

          In June 2004, an amendment to the Income Tax Ordinance (No. 140 and
          Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which, among others, the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 -
          31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

          The tax rate applicable to a subsidiary in the USA is 34%.

          El Masira is incorporated in the Free Trade Zone in Jordan, and is taxed according to tax laws applicable in Jordan. The statutory tax rate in the Free Trade Zone in Jordan, for the industry in which the
          Group is engaged, is 0%.

     c.   FINAL TAX ASSESSMENTS

          The company and its subsidiaries operating in Israel have finalized tax assessments through 2004. Major subsidiaries operating outside
          Israel have finalized tax assessments through 2003.

          The Company is subject to provisions of Income Tax Law (Rules for bookkeeping by foreign investment companies and certain partnerships and determination of taxable income), 1986. In accordance with the aforementioned provisions, the Company files for taxes on income purposes in accordance with provisions concerning bookkeeping, in USD.

     d.   CARRY-FORWARD LOSSES FOR TAX PURPOSES AND OTHER TEMPORARY DIFFERENCES

          The Company has losses carry-forward as of December 31, 2008 amounting to $21,544 thousand, which may be used over an unlimited period. In respect of said balances and other temporary differences which may be deducted in respect of employee benefits and provision for doubtful debt, the company recorded in its financial statements deferred tax assets amounting to $6,565 thousand. this provision was made in view of expected utilization thereof due to allowances for deferred taxes in respect of fixed assets. Furthermore, a subsidiary in the USA has losses carry-forward amounting to $13,281 thousand as of December 31,
          2008. The Company estimates that these losses cannot be utilized;
          hence no tax asset has been recorded for them.

                                     F - 39

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 17: TAXES ON INCOME (Cont.)

     e.   DEFERRED TAXES

          Composition:

                                               Balance Sheet           Statements of income
                                          ----------------------      ----------------------
                                                                           Year ended
                                                 December 31               December 31,
                                          ----------------------      ----------------------
                                            2008          2007          2008          2007
                                          --------      --------      --------      --------
                                                            $ in thousands
                                          --------------------------------------------------

DEFERRED TAX LIABILITIES

Temporary differences in respect of
fixed assets                               (13,169)      (13,045)         (274)          (96)
Cash flow hedging transactions                  (8)         (165)            -             -
Excess cost in respect of acquisition
of operations                                 (277)            -            48             -
                                          --------      --------

                                           (13,454)      (13,210)
                                          --------      --------
DEFERRED TAX ASSETS

Carry-forward tax losses                     5,390           369         5,021           161
Allowance for doubtful accounts                241            25           216           (11)
Employee benefits                              860           618           242           (85)
Actuarial loss in respect of defined
benefit plan                                    66             -             -             -
                                          --------      --------

                                             6,557         1,012
                                          --------      --------      --------      --------
Deferred tax income (expenses)                                           5,253           (31)
                                                                      ========      ========

Deferred tax liabilities, net               (6,897)      (12,198)
                                          ========      ========

          Deferred taxes are presented in the balance sheet as follows:

                                                              December 31
                                                      --------------------------
                                                         2008             2007
                                                      ----------      ----------
                                                             $ in thousands
                                                      --------------------------

Non-current liabilities                                   (6,897)        (12,198)
                                                      ==========      ==========

          DEFERRED TAXES IN RESPECT OF ITEMS CARRIED TO EQUITY

          The amount of deferred taxes carried to equity in respect of:

                                                              December 31
                                                      --------------------------
                                                         2008             2007
                                                      ----------      ----------
                                                            $ in thousands
                                                      --------------------------

Actuarial loss in respect of defined benefit plan             66               -
Gain in respect of cash flow hedging transactions             (8)           (165)
                                                      ----------      ----------
                                                              58            (165)
                                                      ==========      ==========

     f.   TAXES ON INCOME (TAX EXPENSES) INCLUDED IN STATEMENTS OF INCOME

                                                             Year ended
                                                             December 31,
                                                      --------------------------
                                                         2008            2007
                                                      ----------      ----------
                                                            $ in thousands
                                                      --------------------------

 Deferred taxes, see also (e) above                        5,253             (31)
 Taxes in respect of previous years                         (576)             66
                                                      ----------      ----------

                                                           4,677              35
                                                      ==========      ==========

          The Company does not intend to distribute dividends which would create a tax liability for its revenues from an "approved enterprise".

                                     F - 40

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 17:      TAXES ON INCOME (Cont.)

     g.   THEORETICAL TAX

          Reconciliation between the tax expense, assuming that all income and expenses were taxed at statutory tax rate of 27% in 2008 and 29% in
          2007 and the company's effective tax rate, is as follows:

                                                                         Year ended
                                                                         December 31,
                                                                 ---------------------------
                                                                    2008             2007
                                                                 ----------       ----------
                                                                        $ in thousands
                                                                 ---------------------------

Income (loss) before taxes on income                                (22,256)             547
                                                                 ==========       ==========
Statutory tax rate                                                       27%              29%

Tax (benefit) expense calculated using statutory tax rate            (6,009)             159

Increase (decrease) in taxes on income due to the following:
Non-deductible expenses                                                 379              105
Unrecognized temporary differences                                      146                -
Taxes in respect of previous years                                      576              (66)
Others                                                                  231             (233)
                                                                 ----------       ----------

Tax benefit                                                          (4,677)             (35)
                                                                 ==========       ==========

Average tax rate                                                       21.0%            (6.4)%
                                                                 ==========       ==========

Note 18: CONTINGENT LIABILITIES, CONTRACTS AND LIENS

     a.   CONTINGENCIES

          1.   In accordance with the Law for the Encouragement of Capital
               Investments, 1959, the Company has received grants from the
               Israeli government to subsidre the constitution of its
               manufacturing facility in Israel. Receiving these grants is contingent on meeting all conditions in the letter of approval and on at least 30% of the investments being financed by paid-up share capital. Failure to comply with these conditions would require the grants to be reimbursed with interest and linkage differentials from the date of receipt.

               The company and its subsidiaries believe that they are in
               compliance with the conditions attached to receipt of this grant.

               To guarantee fulfillment of the conditions for receipt of the grants, the Company and its subsidiaries have recorded floating liens on all of their assets in favor of the State of Israel.

          2.   LEGAL PROCEEDINGS

               On November 15, 2006, a former employee of the Company filed claims with the District Court and with the Labor Court against the Company, a serving Board member of the Company and two former
               Board members of the Company. The plaintiff was convicted and jailed in Egypt in November 1996 on charges of spying, while in
               Egypt on Company business. The plaintiff claims a direct link exists between his arrest in Egypt and his employment by the
               Company in Egypt. The claim filed with the District Court and with the Labor Court amounts to $2,000 thousand.

               Group management estimates, based on the opinion of legal
               counsel, that the claim is without merit, hence no provision was made for this claim.

                                     F - 41

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 18: CONTINGENT LIABILITIES, CONTRACTS AND LIENS (Cont.)

     b.   CONTRACTS

          COMMITMENT TO MAKE RENT PAYMENTS

          The facilities of the Company and most of its subsidiaries are located in buildings leased for various terms ending between 2012 and 2024, including renewal options.

          The aggregate minimum rent commitments under non-cancelable leases as of December 31 are as follows:

                    2008           2007
                 ----------     ----------
                      $ in thousands
                 -------------------------

Year 1                3,231          3,108
Years 2 to 5          7,282          8,431
                 ----------     ----------

                     10,513         11,539
                 ==========     ==========

     c.   LIENS

          1.   All liabilities to bank are secured by a continuous lien on the
               Company's present and future assets, which permits the Company to dispose of assets in the normal course of business, on all assets of the Company and its subsidiaries.

          2.   To secure compliance with conditions of the "approved enterprise"
               status granted to the Company and its subsidiaries pursuant to the Law for the Encouragement of Capital Investments, 1959, the
               Company and its subsidiaries have pledged floating liens up to an unlimited amount on all their assets in favor of the State of
               Israel.

Note 19: SHAREHOLDERS' EQUITY

     a.   REVERSE SPLIT OF COMPANY SHARES

          On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that each 10 ordinary shares of
          NIS 1 par value each would be converted into one ordinary share of NIS
          10 par value. The effective date for this reverse split was January
          22, 2009, the trading start date on the Tel Aviv Stock Exchange.
          Earnings (loss) per share have been retrospectively adjusted in the
          Company's financial statements.

     b.   COMPOSITION OF SHARE CAPITAL

                                                  December 31, 2008 and 2007
                                          ----------------------------------------
                                          Authorized       Issued         Paid-up
                                          ----------     ----------     ----------
                                                      Number of shares
                                          ----------------------------------------

Ordinary shares, NIS 1 par value each     49,995,500     22,200,386     21,202,986
                                          ==========     ==========     ==========

     c.   RIGHTS CONFERRED BY SHARES

          ORDINARY SHARES

          1.   Voting rights at the General Meeting, right to dividends, rights upon liquidation of the Company and right to appoint Company
               Board members.

          2.   Traded on the Tel Aviv Stock Exchange.

                                     F - 42

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 19: SHAREHOLDERS' EQUITY (Cont.)

     c.   RIGHTS CONFERRED BY SHARES (Cont.)

          3.   On December 22, 2008, Company shares were suspended from trading on the New York Stock Exchange (NYSE) for failure to meet
               quantitative listing conditions, which include a requirement of average market cap of no less than $25 million over a period of
               30 trading days. Shortly afterwards, Company shares started being traded on the OTC.

     d.   TREASURY SHARES

          As of the balance sheet date, Tefron Holdings (98) Ltd., a wholly-owned subsidiary of the Company, holds 997,400 Company shares, which constitute 4.49% of Company shares and whose cost is $7,408 thousand. The investment in these shares is presented using the treasury shares method under shareholders' equity.

          These shares are pledged in favor of a bank to secure a loan obtained.

     e.   OTHER CAPITAL RESERVES

          CAPITAL RESERVE IN RESPECT OF HEDGING TRANSACTIONS

          The reserve is used to record gain and loss (net of the tax effect)
          from an effective cash flow hedge.

          Net gain from cash flow hedges recognized during the year amounted to
          $1,700 thousand (2007 - $1,404 thousand). During the year, a loss amounting to $226 thousand (2007 - gain amounting to $32 thousand) was reclassified to sales; gain amounting to $1,919 thousand (2007 -
          $1,215 thousand) was reclassified to cost of sales; and gain amounting to $7 thousand (2007 - $157 thousand) was reclassified to financing.

     f.   DIVIDENDS PAID

          On April 2, 2008, the Company declared a cash dividend to Company shareholders as of April 14, 2008 ("the effective date"). The amount included in the statement of changes to shareholders' equity, amounting to $8,000 thousand, reflects a dividend of $0.377 per share outstanding on the dividend declaration date. The dividend was distributed on May 1, 2008.

     g.   SHAREHOLDERS' EQUITY MOVEMENTS

                                                      Additional                                 Total
                                           Share        paid-in   Shareholders'   Treasury    shareholders'
                                          Capital       capital      deficit       shares        equity
                                          --------     --------     --------      --------      --------
                                                                 $ in thousands
                                          --------------------------------------------------------------

BALANCE AS OF JANUARY 1, 2007                7,411      102,100      (18,489)       (7,408)       83,614

Exercise of stock options granted to
  employees and Board members                    5           87            -             -            92
Exercise of negotiable options                 102        4,188            -             -         4,290
Share-based payment                              -          489            -             -           489
Cumulative impact of change in
  accounting policy for uncertainties
  in tax benefit                                 -            -                          -
Total revenues recognized                        -            -          895             -           895
                                          --------     --------     --------      --------      --------

BALANCE AS OF DECEMBER 31, 2007              7,518      106,864      (17,594)       (7,408)       89,380
                                          ========     ========     ========      ========      ========

                                     F - 43

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 19: SHAREHOLDERS' EQUITY (Cont.)

     g.   SHAREHOLDERS' EQUITY MOVEMENTS (Cont.)

                                                                                    Options
                                 Additional                             Total         for
                      Share       paid-in   Shareholders' Treasury   shareholders'  shares of     Total
                      Capital     capital     deficit      shares       equity      subsidiary    equity
                      -------     -------     -------      -------      -------      -------     -------
                                                       $ in thousands
                      ----------------------------------------------------------------------------------

BALANCE AS OF
JANUARY 1, 2008         7,518     106,864     (17,594)      (7,408)      89,380            -      89,380

Share-based
  payment                   -         240           -            -          240            -         240
Share-based
  payment to
  employee of a
  subsidiary                -           -           -            -            -          247         247
Dividends paid              -           -      (8,000)           -       (8,000)           -      (8,000)
Total expenses
  recognized                -           -     (18,122)           -      (18,122)           -     (18,122)
                      -------     -------     -------      -------      -------      -------     -------

BALANCE AS OF
DECEMBER 31, 2008       7,518     107,104     (43,716)      (7,408)      63,498          247      63,745
                      =======     =======     =======      =======      =======      =======     =======

                                     F - 44

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 20: SHARE-BASED PAYMENT

     a.   EXPENSE RECOGNIZED IN FINANCIAL STATEMENTS

          The expense recognized in the Company's financial statements for services rendered by its employees and Board members is presented in the following table:

                                                                                   Year ended
                                                                                   December 31,
                                                                              ---------------------
                                                                                2008         2007
                                                                              --------     --------
                                                                                  $ in thousands
                                                                              ---------------------

Compensation related to options granted to employees and directors                 240          489
Compensation  related to options of a subsidiary granted to employee of a
subsidiary                                                                         247            -
                                                                              --------     --------

Total share-based payment plans discharged in equity instruments                   487          489
                                                                              ========     ========

          Share-based payment transactions granted by the Company to its employee are described below. In 2007 a change was made in the benefit plan for the Company's former CEO - see section b2a below. In 2008 no modifications or cancellations were made to said employee benefit plans.

     b.   SHARE-BASED PAYMENT PLAN TO COMPANY EMPLOYEES

          1.   STOCK OPTION PLAN FOR COMPANY EMPLOYEES

               In September 1997, the Company's Board of Directors adopted a stock option plan in which options to acquire 1,166,049 ordinary shares would be granted to Board members, executives, employees and consultants of the Company. At a shareholders meeting in
               August 1999, July 2001 and March 2004, it was resolved to
               increase the number of shares issued under the stock option plan by 600,000, 500,000 and 446,274 ordinary shares, respectively.
               The exercise price for options yet to be granted would be
               determined by the Company's Board of Directors. Most of the options vest after 3 to 4 years, and are due to expire 10 years after their grant date, or upon termination of employment. The term of the option plan was originally 10 years, and was extended on March 2008 for an additional 10 years, through March 1, 2018.

                                     F - 45

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 20: SHARE-BASED PAYMENT (Cont.)

     b.   SHARE-BASED PAYMENT PLAN TO COMPANY MANAGERS AND EMPLOYEES (Cont.)

          2.   STOCK OPTIONS TO COMPANY'S CEO AND FORMER CEO

               a.   In April 2004, the Company granted its former CEO 650,000
                    options which may be exercised at a 1:1 ratio and at an
                    exercise price of $4.25 per share. The options vest over a four-year period starting in January 2004 and expire 10
                    years from the grant date. The market price per Company
                    share on the grant date was $5.85, hence the Company
                    recorded expenses in respect of this benefit amounting to
                    $303 thousand and $142 thousand in 2005 and 2006,
                    respectively. This expense was presented in the statements of income under "general and administrative expenses". The agreement includes adjustment of the option exercise price in case of dividend distribution, by an amount equal to the dividend per share. This adjustment would apply to options which could not be exercised upon the dividend distribution date, whether because of non-vesting of the options or in
                    case of compliance with Section 102 of the Israeli Income
                    Tax Ordinance. In the third quarter of 2007, the Company's
                    Board of Directors approved an amendment to the agreement, whereby the exercise price adjustment upon dividend
                    distribution would apply in all cases to all 650,000
                    options, through October 22, 2008, whether or not the
                    options have vested by that date for dividends distributed through October 22, 2008. This approval is effective
                    retrospectively since October 2006. Consequent to the
                    amendment to the agreement, the Company recorded an
                    additional expense in its 2007 financial statements,
                    amounting to $262 thousand.

               b.   On December 18, 2008, the Company granted its CEO 300,000
                    options which may be exercised at a 1:1 ratio and at an
                    exercise price of $4.00 per share. The options vest over
                    three years starting on September 1, 2009 and expire 10
                    years from the grant date or 24 months from termination of employment, whichever is sooner. The market price per
                    Company share on the grant date was $0.33. The benefit value of the aforementioned stock option grant, based on the share price on the stock exchange upon the trading date, amounts to $4 thousand. Therefore, the Company recorded expenses
                    amounting to $1 thousand in 2008. This expense was presented in the statements of income under "general and
                    administrative expenses".

          3.   STOCK OPTIONS TO THE CHAIRMAN OF THE BOARD OF DIRECTORS

               In July 2008, the Company granted the Chairman of the Board of
               Directors 300,000 options which may be exercised at a 1:1 ratio at an exercise price of $2.07 per share. The options vest over a three-year period starting in July 2008 and expire 5 years from the grant date. The market price per Company share on the grant date was $2.07. The benefit value of the aforementioned stock option grant, based on the share price on the stock exchange upon the trading date, amounts to $270 thousand. Therefore, the
               Company recorded expenses amounting to $72 thousand in 2008. This expense was presented in the statements of income under "general and administrative expenses".

          4.   STOCK OPTIONS GRANTED TO AN EMPLOYEE OF A FULLY-OWNED SUBSIDIARY

               On June 11, 2008, the Company granted to an employee of a
               subsidiary options to purchase 62,800 shares of the subsidiary at an exercise price of $11.94 per share. All of these options vested immediately and could be exercised as of the grant date.
               The options shall expire four years from the grant date. The
               Company recorded a payroll expense amounting to $247 thousand in respect of this benefit in 2008. The expense was presented under
               "general and administrative expenses".

                                     F - 46

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 20: SHARE-BASED PAYMENT (Cont.)

     c.   MOVEMENT DURING THE YEAR

          The following table illustrates the number and weighted average exercise price of, and movements in stock options during the year:

                                                    2008                           2007
                                         --------------------------     --------------------------
                                                          Weighted                      Weighted
                                                           average                        average
                                          Number of       exercise      Number of        exercise
                                        stock options     price ($)    stock options     price ($)
                                         ----------      ----------     ----------      ----------

Outstanding at January 1                  1,397,030            5.03      1,830,875            5.24
Granted during the year                     600,000            3.04              -               -
Forfeited or expired during the year        (38,457)           4.50       (411,512)           5.03
Exercised during the year                         -               -        (22,333)           4.28
                                         ----------      ----------     ----------      ----------

Outstanding at December 31                1,958,573            4.61      1,397,030            5.03
                                         ==========      ==========     ==========      ==========
Exercisable at December 31                1,135,363            4.90      1,232,030            4.79
                                         ==========      ==========     ==========      ==========

     d.   The weighted average remaining contractual term of the stock options as of December 31, 2008 is approximately 3.5 years (2007 - 3.6 years).

     e.   The range of exercise prices of the stock options as of December 31,
          2008 was $2.1-$15.0 (2007 - $3.5-$15.0).

     f.   MEASURING FAIR VALUE OF OPTIONS DISCHARGED IN EQUITY INSTRUMENTS

          The Company uses the Black-Scholes model to measure the fair value of options discharged in its equity instruments. The measuring is made on the grant date of options discharged in equity instruments, since these are stock options granted to employees.

          The following tables shows data used in measuring the fair value of sock options discharged by capital instruments, using the
          Black-Scholes option pricing model, for the aforementioned plan:

                                      2008
                                   ---------

Dividend yield (%)                     0.0
Expected volatility (%)               55.0
Risk-free interest rate (%)            3.9
Expected life of option (years)        3.5
Weighted average share price ($)       3.0

          According to the above data, the fair value of stock options granted in 2008 was set to $274 thousand upon the grant dates.

          The expected life is based on historical data and does not necessarily reflect future exercising pattern of stock options.

          The expected share price volatility reflects the assumption that historical fluctuations in share price are good indicators of the expected future trend.

                                     F - 47

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 21: SUPPLEMENTARY INFORMATION TO STATEMENTS OF INCOME ITEMS

                                                                                     Year ended
                                                                                     December 31,
                                                                                ---------------------
                                                                                  2008         2007
                                                                                --------     --------
                                                                                   $ in thousands
                                                                                ---------------------

a.   COST OF SALES (*)

     Materials (**)                                                               93,705       75,694
     Payroll and benefits                                                         26,193       24,776
     Sub-contracted work                                                          18,432       16,254
     Depreciation                                                                  8,284        7,944
     Other production expenses                                                    20,256       18,866
                                                                                --------     --------

                                                                                 166,870      143,534

     Decrease (increase) in work-in-progress and finished goods inventories          687       (4,389)
                                                                                --------     --------

                                                                                 167,557      139,145
                                                                                ========     ========
     (*) Including development cost                                                8,058        7,053
                                                                                ========     ========
     (**) Including provision for inventories impairment                           4,523        1,260
                                                                                ========     ========

b.   SALES AND MARKETING EXPENSES

     Payroll and benefits                                                          5,831        5,025
     Shipping, export and distribution                                             6,336        3,921
     Overseas office maintenance                                                   1,095          880
     Others                                                                        3,697        2,617
                                                                                --------     --------

                                                                                  16,959       12,443
                                                                                ========     ========

c.   GENERAL AND ADMINISTRATIVE EXPENSES

     Payroll and benefits                                                          3,264        2,450
     Office maintenance                                                              535          508
     Consulting                                                                    1,109        1,528
     Allowance for doubtful accounts                                                 814          (11)
     Others                                                                          684          715
                                                                                --------     --------

                                                                                   6,406        5,190
                                                                                ========     ========

d.   Loss from impairment of fixed assets                                          2,135            -
                                                                                ========     ========
e.   FINANCIAL INCOME (EXPENSES)

      FINANCIAL INCOME

      Interest income from bank deposits                                             102        1,213
      Net change in fair value of financial assets available for sale                200           31
      Net foreign exchange gain                                                       17            -
      Net change in fair value of cash flow hedges transferred from equity             -          157
                                                                                --------     --------

                                                                                     319        1,401
                                                                                ========     ========
      FINANCIAL EXPENSES
      Financial expenses in respect of short-term credit                             402          183
      Interest expense on financial liabilities measured at amortized cost         1,126        1,574
      Net foreign exchange loss                                                        -          593
      Net change in fair value of financial assets available for sale                553            -
      Bank expenses, hedging-related expenses and other expenses                   1,266          340
                                                                                --------     --------
                                                                                   3,347        2,690
                                                                                ========     ========

                                     F - 48

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 22: EARNINGS (LOSS) PER SHARE

     a.   DETAILS OF NUMBER OF SHARES AND EARNINGS (LOSS) USED TO CALCULATE
          EARNINGS (LOSS) PER SHARE:

                                                             Year ended December 31,
                                          ------------------------------------------------------------
                                                     2008                              2007
                                          ---------------------------       --------------------------
                                                              Loss                         Net earnings
                                           Weighted       attributed to     Weighted       attributable
                                           number of        company         number of       to Company
                                            shares        shareholders       shares        shareholders
                                          ----------       ----------       ----------      ----------
                                          Thousands      $ in thousands     Thousands     $ in thousands
                                          ----------       ----------       ----------      ----------

Number of shares and earnings (loss)

basic calculation of basic net
earnings (loss)                                2,120          (17,579)           2,119             582
                                          ==========       ==========       ==========      ==========

Impact of potentially dilutive
ordinary shares for calculation of
diluted net earnings (loss)                        -                -               44               -
                                          ----------       ----------       ----------      ----------
                                               2,120          (17,579)           2,163             582
                                          ==========       ==========       ==========      ==========

     b.   In calculating diluted net earnings (loss) per share, convertible securities (potentially dilutive ordinary shares), listed below, were not taken into account since their inclusion increases basic net earnings (decreases basic net loss) per share (anti-dilutive effect):
          562,377 option warrants in 2007; 1,135,363 in 2008.

     c.   For reverse-split of Company shares, see Note 19a.

                                     F - 49

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 23: BUSINESS SEGMENTS

     a.   GENERAL

          Group companies are engaged in two business segments:

          Seamless apparel ("Seamless") - Design, development, manufacturing and sale of intimate apparel and active
                                          wear using the "seamless" method.

          Knitted apparel ("Cut & Sew") - Design, development, manufacturing and sale of intimate apparel and active
                                          wear using the "cut & sew" method.
                                          Design and manufacturing are mostly
                                          carried out in Israel, in Jordan and
                                          in Asia-Pacific, and finished goods
                                          are mostly sold in the USA and Europe.

          The Company operates through its two business segments in different geographical areas of the world. In Israel, the country of residence of the Company and its subsidiaries Hi-Tex and Macro, the Company carries out design, development, manufacturing and sales of intimate apparel, active wear and swimwear. The subsidiaries Tefron USA and
          Tefron UK conduct sales and marketing operations.

     b.   Primary reporting on business segments

                         Year ended December 31, 2008
--------------------------------------------------------------------------------

                                  Seamless     Cut & Sew     Total
                                  --------     --------     --------
                                            $ in thousands
                                  ----------------------------------

External revenues                   86,265       87,564      173,829
                                  ========     ========     ========

Segment results                    (15,804)      (3,424)     (19,228)
                                  ========     ========     ========

Financial expenses, net                                       (3,028)
                                                            ========

Tax benefit                                                    4,677
                                                            ========

Loss                                                         (17,579)
                                                            ========

Segment assets                      99,012       32,720      131,732
                                  ========     ========     ========

Segment liabilities                 40,721       27,266       67,987
                                  ========     ========     ========

Capital expenditure                  2,497          877        3,374
                                  ========     ========     ========

Depreciation and amortization        6,833        2,092        8,925
                                  ========     ========     ========

                                     F - 50

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 23: BUSINESS SEGMENTS (Cont.)

     b.   Primary reporting on business segments (Cont.)

                          Year ended December 31, 2007
--------------------------------------------------------------------------------

                                                Seamless    Cut & Sew       Total
                                                --------     --------     --------
                                                          $ in thousands
                                                ----------------------------------

External revenues                                 81,594       77,020      158,614
                                                ========     ========     ========

Segment results                                     (433)       2,269        1,836
                                                ========     ========     ========

Financial expenses, net                                                     (1,289)

Tax benefit                                                                     35
                                                                          --------

Net Income                                                                     582
                                                                          ========

Segment assets                                   109,557       51,183      160,740
                                                ========     ========     ========

                        Segment liabilities       44,856       26,504       71,360
                                                ========     ========     ========

          Purchase cost of long-term assets        4,561        1,816        6,377
                                                ========     ========     ========

              Depreciation and amortization        6,720        1,848        8,568
                                                ========     ========     ========

     c.   SECONDARY REPORTING ON GEOGRAPHIC SEGMENTS:

          1.   Sales by geography (based on customer location):

                          Year ended
                          December 31,
                  -------------------------
                     2008           2007
                  ----------     ----------
                        $ in thousands
                  -------------------------

North America        137,992        132,521
Europe                28,038         18,314
Israel                 3,851          4,374
Others                 3,948          3,405
                  ----------     ----------

                     173,829        158,614
                  ==========     ==========

          2.   Carrying amount of assets and capital expenditures by geography
               (based on asset location):

                  Balance of non-current
                         assets (*)          capital expenditures
                  ---------------------     ---------------------
                                                 Year ended
                    As of December 31,           December 31,
                  ---------------------     ---------------------
                    2008         2007         2008         2007
                  --------     --------     --------     --------
                                  $ in thousands
                  -----------------------------------------------

Israel              60,521       65,821        2,665        4,730
North America        3,583        4,797           17          167
Others               2,386        2,957          692        1,480
                  --------     --------     --------     --------

                    66,490       73,575        3,374        6,377
                  ========     ========     ========     ========

               (*)  Excluding marketable securities available for sale and subordinated note.

                                     F - 51

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 23: BUSINESS SEGMENTS (Cont.)

     d.   ADDITIONAL INFORMATION

          INTER-SEGMENT TRANSFERS

          Segment revenues, expenses and operating results include transfers between segments. The Company's management estimates that these transfers are accounted for at common market prices to external customers for similar products. Those transfers are eliminated in the preparation of the financial statements.

     e.   MAJOR CUSTOMERS

                                            Year ended
                                           December 31,
                                    -------------------------
                                       2008           2007
                                    ----------     ----------
                                          $ in thousands
                                    -------------------------

Revenues from major customers          111,772        117,533
                                    ==========     ==========

                                   Percentage of total revenues
                                    -------------------------

Customer A                                31.6           39.1
Customer B                                23.2           23.6
Customer C                                 9.5           11.4
                                    ----------     ----------

                                          64.3           74.1
                                    ==========     ==========

     f.   MAJOR SUPPLIERS:

                                           Year ended
                                           December 31,
                                    -------------------------
                                       2008           2007
                                    ----------     ----------
                                   Percentage of total purchases
                                    -------------------------

PURCHASING FROM MAJOR SUPPLIERS

Supplier A                                 4.9            5.2
Supplier B                                 3.1            5.1
                                    ----------     ----------

                                           8.0           10.3
                                    ==========     ==========

                                     F - 52

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 24: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     a.   BALANCES WITH RELATED PARTIES

          Composition:

          AS OF DECEMBER 31, 2008

                              Linkage
                               terms       Key executives
                            -----------    --------------
                                           $ in thousands
                                           --------------

Trade payables              Non- linked           8
Other accounts payable      Non- linked           8

          AS OF DECEMBER 31, 2007
                                         Key        Controlling
                    Linkage terms    executives     shareholder
                    -------------    ----------     -----------
                                           $ in thousands
                                     --------------------------

Trade payables      Non - linked         77              41

                                     F - 53

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 24: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

     b.   BENEFITS TO RELATED PARTIES

                                                                            Year ended
                                                                             December 31,
                                                                       ----------------------
                                                                         2008          2007
                                                                       --------      --------
                                                                          $ in thousands
                                                                       ----------------------

Payroll and benefits for employees of or on behalf of the Company           678           348
                                                                       ========      ========

Fees for Board members not employed by or on behalf of the
  Company                                                                   129            91
                                                                       ========      ========

Management fees for those not employed by or on behalf of the
  Company                                                                   119           190
                                                                       ========      ========

NUMBER OF BENEFICIARIES OF PAYROLL AND BENEFITS

Related parties and interested parties employed by or on behalf
  of the Company                                                              2             1
Board members not employed by the Company                                    10            10
                                                                       --------      --------

                                                                             12            11
                                                                       ========      ========

     c.   TRANSACTIONS WITH RELATED PARTIES

          YEAR ENDED DECEMBER 31, 2008

                                           Controlling       Executive
                                            shareholder       officers
                                            ----------      ----------
                                                 $ in thousands
                                            --------------------------

General and administrative expenses             119             807

          YEAR ENDED DECEMBER 31, 2007

                                            Controlling      Executive
                                            shareholder      officers
                                            ----------      ----------
                                                 $ in thousands
                                            --------------------------

General and administrative expenses             190             439

     d.   CONTRACTS

          In April 2005, the Company entered into an agreement with another company, a related party, whereby the Company pays an annual management fee amounting to $120 thousand.

                                     F - 54

                                                                     Tefron Ltd.

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 25: RECONCILIATIONS BETWEEN US GAAP AND IFRS

     As set forth in Note 2a, these financial statements are the Company's first annual financial statements prepared in accordance with IFRS. The Company initially adopted IFRS in 2008, hence the transition date to IFRS-based reporting is January 1, 2007. The Company has prepared an opening balance sheet as of the transition date to IFRS-based reporting.

     Prior to adopting IFRS, the Company prepared its financial statements in accordance with generally accepted accounting principles in the USA ("US
     GAAP"). The Company's latest annual financial statements in accordance with generally accepted accounting practices in USA have been prepared as of
     December 31, 2007 and for the year then ended.

     Accordingly, the Company presents the following reconciliations between the amounts reported under US GAAP and amounts reported under IFRS as of
     January 1, 2007 (the transition date to IFRS), as of December 31, 2007 and for the year then ended (The Company's latest annual financial statements prepared in accordance with US GAAP).

     According to IFRS 1, the adoption of IFRS in the opening balance sheet as of the date of transition is to be applied retrospectively.

     EXEMPTIONS APPLIED

     Under IFRS 1, several issues do not require retroactive application upon transition to IFRS. The Group has elected to apply the following exemptions:

     SHARE-BASED PAYMENT

     IFRS 2, concerned with share-based payment transactions, was not applied to equity instruments granted before November 7, 2002 and which vested prior to the transition date.

                                     F - 55

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 25: RECONCILIATIONS BETWEEN US GAAP AND IFRS (Cont.)

     a.   BALANCE SHEET RECONCILIATION

                                         January 1, 2007                                   December 31, 2007
                                ---------------------------------     --------     ----------------------------------
                                                        Effect of                              Effect of
                                                        transition                             transition
                                             US GAAP     to IFRS        IFRS       US GAAP      to IFRS        IFRS
                                            --------     --------     --------     --------     --------     --------
                                  Par.                                    $ in thousands
                                --------    -------------------------------------------------------------------------

CURRENT ASSETS
Cash and cash equivalents                      3,966            -        3,966        2,384            -        2,384
Short-term investments                        15,064            -       15,064       12,731            -       12,731
Trade receivables                             30,655            -       30,655       29,033            -       29,033
Other accounts receivable          c1          4,166         (459)       3,707        5,404         (464)       4,940
Inventories                        c3         28,912        1,038       29,950       32,577        1,216       33,793
                                            --------     --------     --------     --------     --------     --------

                                              82,763          579       83,342       82,129          752       82,881
                                            --------     --------     --------     --------     --------     --------
Non-CURRENT assets

Marketable securities
available for sale                                 -            -            -        1,284            -        1,284
Subordinated note                              3,000            -        3,000        3,000            -        3,000
Fixed assets , net               c3,c5        77,086       (1,596)      75,490       74,791       (1,813)      72,978
Intangible assets, net             c5              -          558          558            -          597          597
Long-term deposit                              1,029            -        1,029            -            -            -
Employee benefit assets                          778         (778)           -        1,288       (1,288)           -
                                            --------     --------     --------     --------     --------     --------

                                              81,893       (1,816)      80,077       80,363       (2,504)      77,859
                                            --------     --------     --------     --------     --------     --------

TOTAL ASSETS                                 164,656       (1,237)     163,419      162,492       (1,752)     160,740
                                            ========     ========     ========     ========     ========     ========

CURRENT LIABILITIES
Credit from banks                              5,948            -        5,948        5,948            -        5,948
Trade payables                                31,143            -       31,143       29,720            -       29,720
Other accounts payable                        10,402            -       10,402        8,635            -        8,635
                                            --------     --------     --------     --------     --------     --------

                                              47,493            -       47,493       44,303            -       44,303
                                            --------     --------     --------     --------     --------     --------

NON-CURRENT LIABILITIES
Loans from banks                              19,322            -       19,322       13,374            -       13,374
Employee benefit
liabilities, net                   c2          3,298       (1,885)       1,413        3,882       (2,397)       1,485
Deferred taxes, net              c1,c2        12,313         (179)      12,134       12,397         (199)      12,198
                                            --------     --------     --------     --------     --------     --------

                                              34,933       (2,064)      32,869       29,653       (2,596)      27,057
                                            --------     --------     --------     --------     --------     --------
SHAREHOLDERS' EQUITY
Share capital                                  7,411            -        7,411        7,518            -        7,518
Additional paid-in capital         c4        101,684          416      102,100      106,530          334      106,864
Other capital reserves                            55          (55)           -          368         (368)           -
Accumulated deficit             c2,c3,c4     (18,955)         466      (18,489)     (18,472)         878      (17,594)
Treasury shares                               (7,408)           -       (7,408)      (7,408)           -       (7,408)
                                            --------     --------     --------     --------     --------     --------

TOTAL SHAREHOLDERS' EQUITY                    82,787          827       83,614       88,536          844       89,380
                                            --------     --------     --------     --------     --------     --------

TOTAL LIABILITIES AND
EQUITY                                       164,656       (1,237)     163,419      162,492       (1,752)     160,740
                                            ========     ========     ========     ========     ========     ========

                                     F - 56

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 25: RECONCILIATIONS BETWEEN US GAAP AND IFRS (Cont.)

     b.   RECONCILIATION TO THE STATEMENTS OF INCOME

                                                                      Year ended
                                                                    December 31, 2007
                                                            ---------------------------------
                                                                        Effect of
                                                                       transition
                                                             US GAAP    to IFRS        IFRS
                                                            --------    --------     --------
                                                                    $ in thousands
                                                  Par.         (except for per share data)
                                                --------    ---------------------------------

Sales                                                        158,614           -      158,614
Cost of sales                                      c2        139,147          (2)     139,145
                                                            --------    --------     --------

Gross profit                                                  19,467           2       19,469

Selling and marketing expenses                                12,443           -       12,443
General and administrative expenses                c4          5,272         (82)       5,190
                                                            --------    --------     --------

Operating income                                               1,752          84        1,836

Financial income                                   c6              -       1,401        1,401
Financial expenses                                 c6          1,289       1,401        2,690
                                                            --------    --------     --------

Income before taxes on income                                    463          84          547
Tax benefit                                        c2             20          15           35
                                                            --------    --------     --------

Net Income                                                       483          99          582
                                                            ========    ========     ========

NET EARNINGS PER SHARE ATTRIBUTED TO COMPANY
SHAREHOLDERS (IN $)

Basic diluted net earnings                                       0.2         *)-          0.2
                                                            ========    ========     ========

          *)   Represents an amount less than $0.01.

     c.   NOTES TO RECONCILIATION OF FINANCIAL STATEMENTS

          1.   DEFERRED TAXES

               According to US GAAP, deferred taxes were presented in current assets under "other accounts receivable"; as of December 31, 2007 and January 1, 2007, the balance of these deferred taxes amounted to $464 thousand and $459 thousand, respectively. Upon transition to IFRS and in accordance with IAS 12, "Income taxes", these deferred taxes are presented under long-term investments and long-term liabilities, respectively.

          2.   EMPLOYEE BENEFITS

               According to US GAAP, the severance pay liability is measured based on the employee's most recent monthly salary multiplied by the number of years of service as of each balance sheet date, based on the "shut down" method, and severance pay allowances are measured at their surrendered value upon each balance sheet date.

               According to IAS 19 "Employee benefits", the Company's benefit plan is considered a defined benefit plan and, therefore, the severance pay liability must be calculated on an actuarial basis.
               The actuarial calculation takes into consideration future salary increases, the rates of employee turnover, and the estimated timing of payments. The amounts are presented based on expected future discounted cash flows at interest rates on government bonds whose maturity matches the period of the liabilities relating to the severance pay.

               Upon transition to IFRS reporting, the balance of severance pay liability, net decreased by $1,107 thousand, and the balance of allowance for deferred taxes, net increased by $280 thousand, against an increase in retained earnings. As of December 31,
               2007, the balance of severance pay liability, net after deduction of the balance of allowance for deferred taxes, net increased by
               $17 thousand, against an increase in retained earnings.

                                     F - 57

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 25: RECONCILIATIONS BETWEEN US GAAP AND IFRS (Cont.)

     c.   NOTES TO RECONCILIATION OF FINANCIAL STATEMENTS (Cont.)

          3.   SPARE PARTS

               Upon transition to IFRS-based reporting, the Company applies provisions of IAS 16 "Property, plant and equipment", which stipulates that spare parts and auxiliary equipment are usually presented as inventories and are recognized in the statements of income as they are consumed. However, significant spare parts meet the criteria for fixed assets when an entity expects to use them over more than one period. Accordingly, upon transition to
               IFRS-based reporting, the inventories balance increased by $1,038 thousand and $1,216 thousand as of January 1, 2007 and December
               31, 2007, respectively - in respect of spare part inventories previously classified under fixed assets.

          4.   SHARE-BASED PAYMENTS

               a.   In accordance with SFAS No. 123(R), "Share-based payments", the Company recognized, pursuant to transition provisions
                    set forth there in, a benefit in respect of awards to
                    employees only for share-based payment transactions
                    discharged in equity instruments executed after January 1,
                    2006, or for expenses in respect of equity instruments
                    awarded prior to January 1, 2006 which have not vested as of that date and which have not vested as of January 1, 2007.

                    Upon the transition to IFRS, the Company adopted the
                    provisions of IFRS 2, "Share-based Payment", which
                    prescribes that the benefit in respect of grants of equity instruments made prior to January 1, 2006, but subsequent to
                    November 7, 2002, and that had not vested as of January 1,
                    2007 should also be financially measured.

                    Accordingly, in the balance sheet as of January 1, 2007,
                    $564 thousand was charged to retained earnings against an
                    increase in additional paid-in capital.

               b.   OPTION AMORTIZATION USING THE ACCELERATION METHOD

                    According to US GAAP, some of the options granted were
                    amortized using the straight line method.

                    Upon transition to IFRS reporting, the Company applies the provisions of IFRS 2 "Share-based payment", which stipulates that such options are amortized using the accelerated
                    method.

                    Upon transition to IFRS reporting, the additional paid-in
                    capital balance increased by $59 thousand against a decrease in retained earnings. In 2007, the additional paid-in
                    capital balance decreased by $10 thousand against a decrease in general and administrative expenses.

          5.   OTHER ASSETS

               The Company owns software purchased and classified as fixed assets, in accordance with US GAAP. Upon transition to IFRS-based reporting, the Company applies provisions of IAS 38 "Intangible assets", which stipulates that software and software licenses which are stand-alone and which add functionality to hardware are classified as intangible assets, and software which is an
               integral part of hardware, which cannot function without the software installed there in, is classified as fixed assets.
               Accordingly, upon transition to IFRS-based reporting, the Company recorded intangible assets amounting to $558 thousand and $597 thousand as of January 1, 2007 and December 31, 2007,
               respectively - in respect of software inventories previously classified under fixed assets.

          6.   FINANCIAL INCOME AND EXPENSES

               Under US GAAP, Financial income and expenses were presented net in the statements of income. Under IFRS, financial income and expenses should be presented separately from financial expenses in the income statement; therefore, financing income of $1,401, which was included in net financing expense of $1,289 thousand, was presented separately in the 2007 statements of income

                                     F - 58

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 26: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     On January 20, 2009, a special General Meeting approved a reverse split of
     Company share capital, such that each 10 ordinary shares of NIS 1 par value each would be converted into one ordinary share of NIS 10 par value. The effective date for this reverse split was January 22, 2009, the trading start date on the Tel Aviv Stock Exchange. Earnings (loss) per share have been retrospectively adjusted in the Company's financial statements - see also Note 19a. Furthermore, the General Meeting of shareholders approved an increase in the Company's authorized share capital, from 49,995,500 shares of NIS 1 par value each to 69,995,500 shares of NIS 1 par value each, at values prior to the reverse split of share capital, or from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each in values subsequent to the reverse-split of share capital. The
     Company's Articles of Incorporation and Bylaws were amended accordingly.

                                     F - 59

                                                                      Tefron.Ltd

Notes to consolidated financial statements
--------------------------------------------------------------------------------

                              LIST OF SUBSIDIARIES

                                                             Shares conferring voting and
                                                                   dividend rights
                                                               -----------------------
                                                              December 31, 2008 and 2007
                                                               -----------------------

COMPANY NAME

Subsidiaries:

Hi-Tex founded by Tefron Ltd.                                       100%           100%
Macro Clothing Ltd.                                                 100%           100%
Tefron USA Inc., wholly-owned by Tefron US Holdings                 100%           100%
Tefron UK Ltd., wholly-owned by Macro Clothing Ltd.                 100%           100%
EL MASIRA Textile Co., wholly-owned by Tefron USA Inc.              100%           100%
Tefron Holdings (98) Ltd.                                           100%           100%
Tefron US Holdings Corp.                                            100%           100%
Tefron Holding Netherlands B.V.                                     100%           100%
Tefron Macro HK Ltd., wholly-owned by Macro Clothing Ltd.           100%           100%

                                     F - 60

                                   TEFRON LTD.

                        PART IV - ADDITIONAL INFORMATION
                           REGARDING THE CORPORATION

                             AS OF DECEMBER 31, 2008

                                       1

PART IV - ADDITIONAL INFORMATION REGARDING THE CORPORATION FOR THE YEAR ENDED
DECEMBER 31, 2008

COMPANY NAME: TEFRON Ltd.

COMPANY ID WITH COMPANY REGISTRAR: 52-004340-7

COMPANY ADDRESS (REG. 25A): 94 EM HA-MOSHAVOT Road, KIRYAT ARIE, PETACH
TIKVA49527

COMPANY EMAIL ADDRESS (REG. 25A): reran@tefron.com

TELEPHONE NO. (REG. 25A): 04-9900000

FAX NO. (REG. 25A): 04-9990054

1.   REG. 10A - SUMMARY OF QUARTERLY INCOME STATEMENTS

     Below are summary quarterly income statements ($ in thousands) for each quarter in the reported period, in interim financial statement format.

                                            Jan-Dec         Oct-Dec         Jul-Sep         Apr-June       Jan-Mar
                                             2008            2008             2008            2008           2008
                                             ----            ----             ----            ----           ----

Sales                                       173,829          35,964          38,282          48,641          50,942

Cost of sales                               167,557          38,077          39,933          44,933          44,614

Gross income (loss)                           6,272          (2,113)         (1,651)          3,708           6,328

Sales and marketing expenses                 16,959           4,418           3,937           3,945           4,659

General and administrative expenses           6,406           1,898           1,260           1,709           1,539

Other expenses                                2,135           2,135               -               -               -
                                           ========        ========        ========        ========        ========

Operating income (loss)                     (19,228)        (10,564)         (6,848)         (1,946)            130

Financing revenues                              319            (181)            101             193             206

Financing expenses                            3,347            (108)            759           1,309           1,387

Income (loss) before taxes on income        (22,256)        (10,637)         (7,506)         (3,062)         (1,051)

Tax benefit                                   4,677           1,818           1,917             590             352
                                           ========        ========        ========        ========        ========

Net income (loss)                           (17,579)         (8,819)         (5,589)         (2,472)           (699)

                                       2

2.   REG. 10C - USE OF PROCEEDS FOR SECURITIES AND DESIGNATION OF PROCEEDS AS
     DEFINED IN PROSPECTUS

     The Company issued securities to the public on the Tel Aviv Stock Exchange in accordance with a prospectus dated December 29, 2005 (hereinafter: "the prospectus"). The proceeds of this issuance have been used as designated in the prospectus.

3.   REG. 11 - LIST OF INVESTMENTS IN SUBSIDIARIES AND AFFILIATES

                               PAID-UP SHARE   PAR VALUE OF SHARE     COST OF SHARES    CARRYING AMOUNT
                                CAPITAL, IN       CAPITAL, $ IN        OWNED, $ IN       AS OF DECEMBER
        SUBSIDIARIES*            THOUSANDS          THOUSANDS           THOUSANDS           31, 2008
        -------------            ---------          ---------           ---------           --------

HITEX, A TEFRON LTD. COMPANY      116,000               28,339             23,145           21,805
MACRO CLOTHING LTD.                   628                  150                933           (1,052)
TEFRON USA INC.                       100               0.0025              6,687            7,653
TEFRON UK                           0.001         (pound)0.001                  -            1,547
EL MASIRA                              72                   72                  -           (6,382)

     *    All companies are wholly-owned and wholly-controlled by the Company.

4.   REG. 13 - REVENUES OF SUBSIDIARIES AND AFFILIATES AND CORPORATION'S
     REVENUES THERE FROM AS OF THE REPORT DATE

                                      PRE-TAX INCOME (LOSS) THIS      AFTER-TAX INCOME (LOSS)
      SUBSIDIARY NAME                    YEAR ($ IN THOUSANDS)       THIS YEAR ($ IN THOUSANDS)
      ---------------                    ---------------------       --------------------------

HITEX, A TEFRON LTD. COMPANY                    (16,340)                      (16,641)
MACRO CLOTHING LTD.                              (1,674)                       (1,449)
TEFRON USA INC.                                    (525)                         (367)
TEFRON UK LTD.                                    1,506                         1,506
EL MASIRA TEXTILE COMPANY LTD.                      955                           955

                                       3

5.   REG. 20 - TRADING ON STOCK EXCHANGE - SECURITIES LISTED FOR TRADING - DATES
     AND REASONS FOR TRADING STOP

     The Company did not offer nor list securities for trading in 2008, and there were no trading stops in its shares in 2008.

6.   REG. 21 - REMUNERATION OF INTERESTED PARTIES AND SENIOR OFFICERS

     Below are details of the accounting cost of remuneration (remuneration given in the reported period, including Company liabilities for remuneration in respect there of) to the five highest compensated senior officers of the Company, in USD, given to them during the reported period in conjunction with their office with the Company:

                                    REMUNERATION FOR SERVICES RENDERED ($ IN THOUSANDS) (1)                                                    OTHER REMUNERATION (1)
---------------------------------------------------------------------------------------------------------------------------------------- ------------------------------
                                              HOLDING
                                             STAKE IN
                              EXTENT OF      CORPORATE            BONUS   SHARE-BASED   MANAGEMENT   CONSULTING
         POSITION            EMPLOYMENT       CAPITAL     SALARY   (3)    PAYMENT (2)      FEE           FEE      COMMISSION   OTHER  INTEREST  RENT    OTHER   TOTAL
--------------------------- -------------- -------------- ------- ------- ------------ ------------- ------------ ------------ ------ --------- ------ -------- ------
CHAIRMAN OF THE BOARD OF
DIRECTORS, YA'AKOV
GELBARD (4)                             (4)             -                           72           215            -            -      -         -      -        -    287
--------------------------- -------------- -------------- ------- ------- ------------ ------------- ------------ ------------ ------ --------- ------ -------- ------
RETIRED CEO, YOSEF
SHIRAN (5)                             100%             -       -       -           30           370            -            -      -         -      -        -    400
--------------------------- -------------- -------------- ------- ------- ------------ ------------- ------------ ------------ ------ --------- ------ -------- ------
RETIRED CFO, ASAF
ALPEROVITCH (6)                        100%             -     225                   59                          -            -      -         -      -        -    284
--------------------------- -------------- -------------- ------- ------- ------------ ------------- ------------ ------------ ------ --------- ------ -------- ------
MANAGER OF SUBSIDIARY,
RONI GRUNDLAND (7)                     100%             -       -     141          247           200            -            -      -         -      -        -    588
--------------------------- -------------- -------------- ------- ------- ------------ ------------- ------------ ------------ ------ --------- ------ -------- ------
DIVISION MANAGER, DAVID
GERBI (8)                              100%             -     180      29            9             -            -            -      -         -      -        -    218
--------------------------- -------------- -------------- ------- ------- ------------ ------------- ------------ ------------ ------ --------- ------ -------- ------

     1.   Remuneration amounts are in terms of cost to the Company.

     2.   The amount under "share-based payment" reflects the expense recorded by the Company in 2008 in accordance with IFRS 2 in respect of grant of option warrants. For details of the fair value of these option warrants, see Note 20 to the financial statement, Part III of this report.

     3.   The amount under "bonus" is the amount paid to the above listed officers as bonus payable to them for 2008.

                                       4

     4.   In accordance with the agreement for provision of management services signed with Mr. YA'AKOV GELBARD, Chairman of the Company Board of
          Directors, the Chairman is required to dedicate his experience and skills in as much as required for provision of services by him, as set forth in the agreement.

          Mr. YA'AKOV GELBARD serves as Executive Chairman of the Company Board of Directors since December 27, 2007. Pursuant to the agreement contracted by the parties, the agreement would be terminated 90 days after any one of the parties provides to the other party written notice of their wish to terminate the employment agreement, but no less than one year from its start date.

          The management fee component listed above constitutes payment for Mr.
          YA'AKOV GELBARD's services to the Company as an independent contractor, which includes tax gross-up of social benefits and associated rights to which Mr. GELBARD would have been eligible had he been directly employed by the Company, at a rate of at least 32.5% of the monthly payment, as well as reimbursement of car, telephone and other expenses incurred by Mr. GELBARD in conjunction with providing his services to the Company, in accordance with the agreement with him. The basic monthly payment to Mr. YA'AKOV GELBARD amounts to NIS
          60,000, including quarterly linkage to the CPI vs. the CPI value published on December 15, 2007.

          In conjunction with the Company's 1997 stock option plan, Mr. YA'AKOV
          GELBARD was granted options to purchase 30,000 shares (at values subsequent to the reverse-split of TEFRON's share capital, as set forth in section 13 below) of NIS 10 par value each, at an exercise price of $20.7 per share, all pursuant to terms and conditions of the aforementioned plan and subject to the following: The options will vest in three equal lots, every 12 months starting 12 months after the approval date of the option grant by the General Meeting, i.e. after
          July 24, 2008 ("the effective date"), provided that upon the vesting date of each lot, the agreement between Mr. GELBARD and the Company would remain in effect. Mr. GELBARD would be eligible to exercise vested options after the end of the blocking period pursuant to
          Section 102 of the Income Tax Ordinance and no later than five years after the effective date. For details of the fair value of these option warrants, see Note 20b.3 to the financial statements, Part III of this report.

     5.   Mr. YOSEF SHIRAN served as Company CEO starting on November 1, 2000.
          In accordance with an agreement for provision of management services between the Company and a company controlled by Mr. YOSEF SHIRAN, the parties terminated the contract between Mr. SHIRAN and the Company on
          October 22, 2008 pursuant to a notice by Mr. SHIRAN.

          The monthly remuneration paid to Mr. SHIRAN amounted to $35,000 plus
          VAT. Furthermore, in accordance with the agreement with Mr. SHIRAN, he was eligible to receive a bonus equal to 2% of the Company's net income.

          In conjunction with the Company's 1997 stock option plan, Mr. SHIRAN was granted options to purchase 65,000 shares (at values subsequent to the reverse-split of TEFRON's share capital, as set forth in section
          13 below) of NIS 10 par value each, at an exercise price of $33.8 per share, all pursuant to terms and conditions of the aforementioned plan and subject, INTER ALIA, to Mr. SHIRAN being entitled to exercise said options up to 36 months past termination of his contract with the
          Company. For details of the fair value of these option warrants, see
          Note 20b.2a to the financial statements, Part III of this report.

                                       5

     6.   Mr. ASAF ALPEROVITCH served as Company CFO starting on June 1, 2005.
          In accordance with an agreement between the parties, the agreement between Mr. ALPEROVITCH and the Company was terminated on October 22,
          2008 pursuant to a notice by Mr. ALPEROVITCH.

          The aforementioned salary component includes all of the following:
          Monthly payment of $14,000 at an exchange rate of no less than NIS 4 per dollar, all standard payments in respect of social benefits as well as car, telephone and other expenses.

          In conjunction with the Company's 1997 stock option plan, Mr.
          ALPEROVITCH was granted options to purchase 7,500 shares (at values subsequent to the reverse-split of TEFRON's share capital, as set forth in section 13 below). The exercise price is $108 per share for
          4,000 shares, and $37 per share for 3,500 shares in accordance with the aforementioned stock option plan. As of the signing date of this report, the aforementioned options expired unexercised.

     7.   Mr. RONI GRUNDLAND serves as Manager of MACRO, which is in charge of swimwear operations, since TEFRON acquired this company in May 2003.
          Mr. GRUNDLAND had served as manager of MACRO prior to its acquisition by TEFRON. Pursuant to the agreement contracted by the Company and a company controlled by Mr. GRUNDLAND, the agreement between the parties would be terminated 90 days after any one of the parties provides to the other party written notice of their wish to terminate the employment agreement.

          The aforementioned management fee component includes monthly payment of $15,000 plus VAT, at an exchange rate of no less than NIS 4 per dollar, as well as telephone and other expenses incurred by Mr.
          GRUNDLAND in rendering his services to the Company. The monthly payment includes tax gross-up of social benefits and associated rights to which Mr. GRUNDLAND would have been eligible had he been directly employed by the Company.

          Mr. GRUNDLAND received 62,800 options to acquire 62,800 MACRO shares at an exercise price of $11.94 per share.

     8.   Mr. David GERBI serves as Division Manager with TEFRON starting on
          February 1, 2005. Pursuant to the agreement contracted by the parties, the agreement would be terminated 90 days after any one of the parties provides to the other party written notice of their wish to terminate the employment agreement.

          The aforementioned salary component includes all of the following:
          Base monthly payment of NIS 40,000 plus all standard payments in respect of social benefits, car and telephone expenses.

          In conjunction with the Company's 1997 stock option plan, Mr. GERBI was granted options to purchase 4,000 shares (at values subsequent to the reverse-split of TEFRON's share capital, as set forth in section
          13 below) of NIS 10 par value each, at an exercise price ranging between $50-53 per share, pursuant to terms and conditions of the aforementioned plan.

     6.1. REMUNERATION PROVIDED IN THE REPORTED PERIOD TO ANY INTERESTED PARTY
          IN THE CORPORATION, OTHER THAN THOSE LISTED IN SECTION 6 ABOVE

          6.1.1. In 2008, management fees amounting to $118 thousand were paid to NORFAT, which owns 21.76% of Company shares.

          6.1.2. REMUNERATION TO BOARD MEMBERS

               Total payment in the reported period to all Company Board
               members, who are not considered controlling shareholders of the
               Company, who are not officers of the Company and who do not provide consulting services to the Company in any other way, amounted to $129 thousand, in terms of cost to the Company.

               Remuneration paid to Mr. GELBARD and to NORFAT limited
               partnership (on whose behalf three Board members serve on the
               Company Board of Directors: Mr. YISHAY DAVIDI, Mr. MEIR SHAMIR
               and Mr. YAROM OREN) as set forth in section 6 above, in the reported period exceed the maximum amount pursuant to reg. 4, 5 and 7 of the Corporate Regulations (Rules for remuneration and expense reimbursement for independent board members). For details of remuneration paid to Mr. GELBARD, see table above in section
               6(4); for details of remuneration paid to NORFAT, see section
               6.1.1 above.

                                       6

          6.1.3 Agreement with Company CEO, Mr. ADI LIVNE.

          On September 1, 2008, Mr. AVIAD (ADI) LIVNEH started in the position of Company CEO. The Company entered into an individual employment agreement with its CEO; the agreement is of unspecified term and includes, INTER ALIA, the following employment terms: The CEO will be entitled to a monthly gross salary of NIS 90,000 as well as to an annual bonus of up to 6 annual salaries subject to achievement of objectives to be defined by the Board of Directors or of 2% of the
          Company's annual net income after deduction of carry-forward loss starting in 2009, whichever is higher. In addition, the CEO is eligible for social benefits as set forth in the agreement, and for reimbursement of various expenses. The cost of Mr. LIVNEH's salary in the final four months of 2008, as set forth above, amounted to NIS 447 thousand.

          Each of the parties may terminate the employment agreement by providing 90 days' advance written notice to the other party. Should the Company terminate employment of the CEO not for cause, the CEO would also be eligible to an adjustment period of 180 days during which he would be entitled to receive all benefits conferred on him pursuant to the agreement.

          In accordance with the employment agreement, the Company allotted to the CEO 300,000 options (non traded), which may be exercised into
          300,000 Company ordinary shares of NIS 1 par value each (after reverse-split of the Company's share capital - the options may be exercised into 30,000 ordinary shares of NIS 10 par value each), in accordance with the Company stock option plan. The options would vest as follows: The first lot would vest one year after September 1, 2008
          (hereinafter: ("the appointment date"); the second lot would vest on the 2nd anniversary of the appointment date; and the last lot would vest on the 3rd anniversary of the appointment date. Each lot may be exercised, provided that as of the vesting date, the CEO would be employed by the Company. The exercise price is $4 per share (or $40 per share after the reverse-split of Company share capital). The economic value of the aforementioned options was calculated using the
          Black & Scholes option pricing model. The expense recorded in the reported period in respect of this option grant amounted to $4 thousand.

          The Company CEO committed to non-disclosure for an unlimited duration, to endow on the Company ownership of inventions and creations achieved during his employment by the Company and to non-competition with the
          Company for a 12-month period after termination of his employment.

7.   REG. 22 - TRANSACTIONS WITH CONTROLLING SHAREHOLDER AND/OR INTERESTED
     PARTIES

     During the reported period no transactions took place between the Company and INTERESTED PARTIES there of other than in the normal course of business.

     For the sake of caution, Company contracts with NORFET or with its controlling shareholders, or contracts of the Company in which NORFET and/or any of its controlling shareholders have a personal interest - will be approved in accordance with Section 270 of the Companies Act, 1999.

                                       7

     Below are details of transactions with NORFET in the reported period:

     The management fee paid to NORFET, as set forth in section 6.1.1 above, have been approved by the Audit Committee, the Board of Directors and the
     General Meeting of Company shareholders in 2004.

     The Company purchases from time to time shipment services in its normal course of business, at market terms and at volumes which have no material impact on the Company's financial results, from ORYAN AGISH Ltd., a company in which FIMI fund is an interested party. FIMI fund is controlled by Mr.
     YISHAY DAVIDI, a Company Board member and controlling shareholder of
     NORFET. In accordance with decisions by the Company Board of Directors, these current contracts would be submitted for approval of the Audit
     Committee and the Board of Directors annually, in order to have their terms reviewed and to verify that they meet the criteria for classification as ordinary transactions.

8.   REG. 24 - HOLDINGS OF INTERESTED PARTIES IN THE COMPANY

     Below are details, to the best of the Company's knowledge, of shares and convertible securities owned by each interested party in the Company soon prior to publication of this report. Company's securities consist of ordinary shares and of non-traded option warrants to employees, ordinary shares are traded on the stock exchange under ID 1082585:

                                                                                                                                                    FULLY DILUTED
                                                                                                                              HOLDING STAKE         HOLDING STAKE
                                                                                                                            -----------------  -----------------------
                                                                                                                                       OF                       OF
                                                 COMPANY ID OR                                               NUMBER OF        OF     VOTING        OF         VOTING
         NAME OF INTERESTED PARTY                  OTHER ID                   SECURITY NAME                SHARES OWNED (8) CAPITAL  RIGHTS      CAPITAL      RIGHTS
----------------------------------------------- ---------------  ---------------------------------------- ----------------  -------- --------  ------------ ----------
NORFET Limited Partnership (1)                     550216022                 Ordinary shares                  461,308        21.76%   21.76%      19.98%      19.98%
----------------------------------------------- ---------------  ---------------------------------------- ----------------  -------- --------  ------------ ----------
Wellington Management  Limited Partnership         042683227                 Ordinary shares                  195,250         9.2%     9.2%        8.45%       8.45%
----------------------------------------------- ---------------  ---------------------------------------- ----------------  -------- --------  ------------ ----------
YA'AKOV GELBARD (2)                                 30256622     Ordinary shares and non-tradede options       83,000         3.91%    3.91%       3.59%       3.59%
----------------------------------------------- ---------------  ---------------------------------------- ----------------  -------- --------  ------------ ----------
FIMI Opportunity Fund Limited Partnership (3)      530209154                 Ordinary shares                      318%        %           %          %
----------------------------------------------- ---------------  ---------------------------------------- ----------------  -------- --------  ------------ ----------
FIMI Israel Opportunity Fund Limited
Partnership (4)                                    550208797                 Ordinary shares                    1,649%        %           %          %
----------------------------------------------- ---------------  ---------------------------------------- ----------------  -------- --------  ------------ ----------
RIMON Investment Master Fund l.p. (5)              530223957                 Ordinary shares                  101,227         4.77%    4.77%       4.38%       4.38%
----------------------------------------------- ---------------  ---------------------------------------- ----------------  -------- --------  ------------ ----------
ADI (AVIAD) LIVNEH (6)                              55373591     Ordinary shares and non-traded options        34,000          1.6%     1.6%       1.47%       1.47%
----------------------------------------------- ---------------  ---------------------------------------- ----------------  -------- --------  ------------ ----------
MICHAEL KORMAN (7)                                 053386546     Ordinary shares and non-traded options        12,180         0.57%    0.57%       0.52%       0.52%
----------------------------------------------- ---------------  ---------------------------------------- ----------------  -------- --------  ------------ ----------
ERAN ROTEM                                          23592744                 Ordinary shares                      120
----------------------------------------------- ---------------  ---------------------------------------- ----------------  -------- --------  ------------ ----------

                                       8

     (1)  Below are details of holdings in NORFET Limited Partnership: 7.76%
          owned by FIMI Opportunity Fund LP; 40.15% owned by FIMI Israel
          Opportunity Fund Limited Partnership; 42.29% owned by MIVTACH SHAMIR
          Holdings Ltd.; 3.03% owned by MIGDAL Insurance Company; 6.06% owned by
          First International Bank of Israel; and 0.69% owned by Zeleznick and
          Butler.

          Mr. YISHAY DAVIDI, a Company Board member, is the controlling shareholder of FIMI 2001 Ltd., which is the controlling shareholder of
          FIMI Opportunity Fund LP and of FIMI Israel Opportunity Fund Limited
          Partnership. MIVTACH SHAMIR Holdings Ltd. is a public company whose shares are traded on the Tel Aviv Stock Exchange, and which makes its information available to the public.

     (2)  Mr. YA'AKOV GELBARD, Executive Chairman of the Company Board of
          Directors, owns 53,000 ordinary shares and 30,000 non-traded options granted to him under the Company stock option plan.

     (3)  See above section (1).

     (4)  See above section (1).

     (5)  Mr. TZVI LIMON, a Board member of the corporation, is co-manager of the management company of this partnership, RIMON Management ZT (2005)
          Ltd. and owns 33% of voting rights there in.

     (6)  Mr. AVIAD (ADI) LIVNEH, Company CEO, owns 4,000 ordinary shares and
          30,000 non-traded options granted to him under the Company stock option plan.

     (7)  Mr. MICHAEL KORMAN, a Company Board member, owns 842 ordinary shares and 11,338 non-traded options granted to him under the Company stock option plan.

     (8)  The number of securities presented above under this regulation is at their value subsequent to the 10:1 reverse-split by the Company in
          January 2009.

          The Company has not committed to sell shares to any interested party.

          To the best of the Company's knowledge, as of the date of this report interested parties in the Company have no holdings in shares and convertible securities of the subsidiary or affilites.

          As of the date of this report, the subsidiary owns 99,740 shares of the Company, which the Company considers to be dormant shares.

                                       9

REG. 24A -REGISTERED CAPITAL, ISSUED CAPITAL AND CONVERTIBLE SECURITIES

                                                                NUMBER AS OF DECEMBER 31, 2008
SECURITY                                                      (SUBSEQUENT TO 10:1 REVERSE SPLIT)
---------------------------------------------------- ----------------------------------------------------

Registered capital (ordinary shares,
NIS 10 par value each)                                                                          4,999,550
---------------------------------------------------- ----------------------------------------------------
Issued and paid-up capital
(ordinary  shares,  NIS 10 par value each)                                                      2,120,298
---------------------------------------------------- ----------------------------------------------------
Option warrants (non-traded) for employees,
exercisable into shares                                                                           113,536
---------------------------------------------------- ----------------------------------------------------
Dormant shares owned by subsidiary                                                                 99,740
---------------------------------------------------- ----------------------------------------------------

                                       10

9.   REG. 26 - BOARD MEMBERS OF THE CORPORATION

     Below are details of Board members, to the best knowledge of the Company and its Board members:

-------------------------------------------  -----------------------------------------------------
NAME:                                        YA'AKOV GELBARD
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               May 2, 1947
-------------------------------------------  -----------------------------------------------------
ID:                                          30256622
-------------------------------------------  -----------------------------------------------------
Address for submission of judicial           110 SHALVA St., HERTZLIYA
documents:
-------------------------------------------  -----------------------------------------------------
Citizenship:                                 Israeli
-------------------------------------------  -----------------------------------------------------
Member of board committees?                  No
-------------------------------------------  -----------------------------------------------------
External Director?                           No
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Executive Chairman of the Board of Directors
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term as Board member:               December 27, 2007
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Accounting and Economics -
                                             Tel Aviv University
-------------------------------------------  -----------------------------------------------------
Director with accounting and financial       Yes
skills:
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     CEO of BEZEK for 2 years and CEO of PELEPHONE for 5
corporations on which serves as Board        years.
member:
-------------------------------------------  -----------------------------------------------------
Family relations with another interested     No
party in the Company?
-------------------------------------------  -----------------------------------------------------

-------------------------------------------  -----------------------------------------------------
NAME:                                        MEIR SHAMIR
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               September 19, 1951
-------------------------------------------  -----------------------------------------------------
ID:                                          50845577
-------------------------------------------  -----------------------------------------------------
Address for submission of judicial           23 YOAV St., TEL AVIV 69081
documents:
-------------------------------------------  -----------------------------------------------------
Citizenship:                                 Israeli
-------------------------------------------  -----------------------------------------------------
Member of board committees?                  No
-------------------------------------------  -----------------------------------------------------
External Director?                           No
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Board member of the Company and its subsidiaries,
affiliate of the Company or of an            HITEX - a TEFRON Ltd. company, MACRO Clothing Ltd.
interested party there in:                   and TEFRON USA Inc.
-------------------------------------------  -----------------------------------------------------
Start of term as Board member:               March 31, 2004
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Economics and Business
                                             Administration from BAR ILAN University,
-------------------------------------------  -----------------------------------------------------
Director with accounting and financial       Yes
skills:
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     CEO and Chairman of MIVTACH SHAMIR Holdings Ltd.
corporations on which serves as Board        since 1993. Serves as Board member of SOLBAR
member:                                      Industries Ltd., investees, subsidiaries and
                                             affiliates of MIVTACH SHAMIR Holdings Ltd., AAMS
                                             Investments Ltd., HLHP (1997) Ltd., MEIR SHAMIR
                                             Management (1997), MEIR SHAMIR Holdings Ltd.,
                                             MIVTACH SHAMIR Assets Ltd.
-------------------------------------------  -----------------------------------------------------
Family relations with another interested     No
party in the Company?
-------------------------------------------  -----------------------------------------------------

                                       11

-------------------------------------------  -----------------------------------------------------
NAME:                                        YISHAY DAVIDI
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               February 2, 1962
-------------------------------------------  -----------------------------------------------------
ID:                                          057523367
-------------------------------------------  -----------------------------------------------------
Address for submission of judicial           21 HA-SOCHNUT St., HOD HA-SHARON
documents:
-------------------------------------------  -----------------------------------------------------
Citizenship:                                 Israeli
-------------------------------------------  -----------------------------------------------------
Member of board committees?                  Charitable donation committee, Remuneration committee
-------------------------------------------  -----------------------------------------------------
External Director?                           No
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Board Member
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term as Board member:               June 28, 2005
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate  degree  in  Industrial  Engineering
                                             Management  - TEL AVIV  University;  MBA - BAR ILAN
                                             University.
-------------------------------------------  -----------------------------------------------------
Director with accounting and financial       Yes
skills:
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and           CEO and Senior Partner, FIMI Fund.
other corporations on which serves as        Serves as Board member of RETALIX Ltd., OPHIR
Board member:                                OPTRONIC Ltd., ORYAN AGISH Ltd., SCOPE Metal Ltd.,
                                             MERCHAV Building Materials and Ceramic Center
                                             BARBUR Ltd. and other privately-held companies.
-------------------------------------------  -----------------------------------------------------
Family relations with another                No
interested party in the Company?
-------------------------------------------  -----------------------------------------------------

-------------------------------------------  -----------------------------------------------------
NAME:                                        YAROM OREN
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               April 19, 1970
-------------------------------------------  -----------------------------------------------------
ID:                                          027752732
-------------------------------------------  -----------------------------------------------------
Address for submission of judicial           11 HA-PALMACH St., HOD HA-SHARON
documents:
-------------------------------------------  -----------------------------------------------------
Citizenship:                                 Israeli
-------------------------------------------  -----------------------------------------------------
Member of board committees?                  No
-------------------------------------------  -----------------------------------------------------
External Director?                           No
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Board Member
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term as Board member:               December 27, 2007
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Industrial Engineering
                                             Management - TEL AVIV University; MBA - Warwick
                                             University, UK.
-------------------------------------------  -----------------------------------------------------
Director with accounting and financial       Yes
skills:
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and           Partner in FIMI Fund. Serves as Board member of
other corporations on which serves as        OPHIR OPTRONIC Ltd., GANIGAR Plastic Works Ltd.,
Board member:                                SCOPE Metal Ltd. and other privately-held
                                             companies.
-------------------------------------------  -----------------------------------------------------
Family relations with another                No
interested party in the Company?
-------------------------------------------  -----------------------------------------------------

                                       12

-------------------------------------------  -----------------------------------------------------
NAME:                                        YA'AKOV ELINAV
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               December 25, 1944
-------------------------------------------  -----------------------------------------------------
ID:                                          006287338
-------------------------------------------  -----------------------------------------------------
Address for submission of judicial           10 DUDA'IM St., HERTZELIYA 46419
documents:
-------------------------------------------  -----------------------------------------------------
Citizenship:                                 Israeli
-------------------------------------------  -----------------------------------------------------
Member of board committees?                  Audit Committee, Balance sheet committee,
                                             Charitable donation committee
-------------------------------------------  -----------------------------------------------------
External Director?                           Yes
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Board Member
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term as Board member:               July 15, 2004
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Economics - Hebrew
                                             University, Jerusalem
-------------------------------------------  -----------------------------------------------------
Director with accounting and financial       Yes
skills:
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and           Chairman of SDS Securities & Investments over
other corporations on which serves as        past 4.5 years; Deputy CEO of Bank HA-POALIM for
Board member:                                13 years prior to that.
                                             Serves as Board member of ELINAV Consulting and
                                             Services; New KOPEL Ltd., Middle East Pipes Ltd.,
                                             Office Textile Ltd., DS Securities and Investments
                                             Ltd., DS Provident Funds Ltd., DS Institutional
                                             Ltd., YUVALIM Pension Fund Management, Sapiens
                                             Ltd., BGI Investments Ltd., Polar Communications
                                             Ltd., RH Technologies Ltd., HA-PHOENIX Platinum
                                             Ltd. and its subsidiary, Global Box Ltd., FRUTAROM
                                             Industries Ltd., AYALON Highways Ltd., DELEK Real
                                             Estate Ltd.
-------------------------------------------  -----------------------------------------------------
Family relations with another                No
interested party in the Company?
-------------------------------------------  -----------------------------------------------------

-------------------------------------------  -----------------------------------------------------
NAME:                                        ELI ADMONI
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               March 4, 1940
-------------------------------------------  -----------------------------------------------------
ID:                                          03676178
-------------------------------------------  -----------------------------------------------------
Address for submission of judicial           15 RAV ASHI St., TEL AVIV
documents:
-------------------------------------------  -----------------------------------------------------
Citizenship:                                 Israeli
-------------------------------------------  -----------------------------------------------------
Member of board committees?                  Audit Committee, Balance sheet committee,
                                             Remuneration committee
-------------------------------------------  -----------------------------------------------------
External Director?                           Yes
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Board Member
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term as Board member:               August 10, 2006
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate Law degree - Hebrew University,
                                             Jerusalem; Certificate in Business Administration
                                             - University of Manitoba, Canada
-------------------------------------------  -----------------------------------------------------
Director with accounting and financial       Yes
skills:
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and           Chairman of SHERUTEY BRI'UT CLALIT
other corporations on which serves as
Board member:
-------------------------------------------  -----------------------------------------------------
Family relations with another                No
interested party in the Company?
-------------------------------------------  -----------------------------------------------------

                                       13

-------------------------------------------  -----------------------------------------------------
NAME:                                        AVI ZIGELMANN
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               June 18, 1956
-------------------------------------------  -----------------------------------------------------
ID:                                          054082581
-------------------------------------------  -----------------------------------------------------
Address for submission of judicial           8 URI KEYSARI St., TEL AVIV
documents:
-------------------------------------------  -----------------------------------------------------
Citizenship:                                 Israeli
-------------------------------------------  -----------------------------------------------------
Member of board committees?                  Balance sheet committee
-------------------------------------------  -----------------------------------------------------
External Director?                           No
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Board Member
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term as Board member:               June 28, 2005
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Economics and Accounting,
                                             Tel Aviv University; Graduate degree in Business
                                             Economy and Financing, Tel Aviv University
-------------------------------------------  -----------------------------------------------------
Director with accounting and financial       Yes
skills:
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and           Board membership and financial consulting.
other corporations on which serves as        Serves as Board member of Bank MIZRAHI-TEFAHOT
Board member:                                Ltd., Fox Wizel Ltd., King Ltd., ILEX Medical Ltd.,
                                             PMS Group Ltd., GINDI Investments 1 Ltd., CLAL
                                             Industries Biotechnology Ltd., SIMCHA URIELI & Sons
                                             Engineering and Construction Ltd., CIALO Technology
                                             Israel Ltd., OREV Technologies (1977) Ltd., PANGAYA
                                             Real Estate Ltd., AFCON Electro-mechanics Ltd.
-------------------------------------------  -----------------------------------------------------
Family relations with another                No
interested party in the Company?
-------------------------------------------  -----------------------------------------------------

-------------------------------------------  -----------------------------------------------------
NAME:                                        MICHAEL KORMAN
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               March 17, 1953
-------------------------------------------  -----------------------------------------------------
ID:                                          053386546
-------------------------------------------  -----------------------------------------------------
Address for submission of judicial           PO Box 90, COCHAV YA'IR 44864
documents:
-------------------------------------------  -----------------------------------------------------
Citizenship:                                 Israeli
-------------------------------------------  -----------------------------------------------------
Member of board committees?                  Audit Committee, Balance sheet committee
-------------------------------------------  -----------------------------------------------------
External Director?                           No
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Board Member
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term as Board member:               2002
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degrees in Business Administration,
                                             Economics and Law
-------------------------------------------  -----------------------------------------------------
Director with accounting and financial       Yes
skills:
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and           Owner and manager of a company engaged in
other corporations on which serves as        corporate turn-around
Board member:
-------------------------------------------  -----------------------------------------------------
Family relations with another                No
interested party in the Company?
-------------------------------------------  -----------------------------------------------------

                                       14

-------------------------------------------  -----------------------------------------------------
NAME:                                        SHIRIT CASHER
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               July 10, 1967
-------------------------------------------  -----------------------------------------------------
ID:                                          22803332
-------------------------------------------  -----------------------------------------------------
Address for submission of judicial           7 MENACHEM BEGIN St., RAMAT GAN
documents :
-------------------------------------------  -----------------------------------------------------
Citizenship:                                 Israeli
-------------------------------------------  -----------------------------------------------------
Member of board committees?                  Audit Committee, Balance sheet committee
-------------------------------------------  -----------------------------------------------------
External Director?                           No
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Board Member
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term as Board member:               March 31, 2004
-------------------------------------------  -----------------------------------------------------
Education:                                   B.Sc. in Natural Science - Hebrew University;
                                             Undergraduate Law degree - Tel Aviv University
-------------------------------------------  -----------------------------------------------------
Director with accounting and financial       Yes
skills:
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and           Since July 2006 - Brack Capital - Head of
other corporations on which serves as        Corporate Structure & Finance; previously - CEO of
Board member:                                TELEM Financing Solutions Ltd. for six months,
                                             Legal Counsel of HA-PHOENIX for four years.
                                             Serves as Board member of privately-owned
                                             companies of Brack Capital Group
-------------------------------------------  -----------------------------------------------------
Family relations with another                No
interested party in the Company?
-------------------------------------------  -----------------------------------------------------

-------------------------------------------  -----------------------------------------------------
NAME:                                        TZVI LIMON
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               January 3, 1959
-------------------------------------------  -----------------------------------------------------
ID:                                          055590707
-------------------------------------------  -----------------------------------------------------
Address for submission of judicial           53 HA-ORANIM St., KFAR SHMARYAHU 48910
documents:
-------------------------------------------  -----------------------------------------------------
Citizenship:                                 Israeli
-------------------------------------------  -----------------------------------------------------
Member of board committees?                  No
-------------------------------------------  -----------------------------------------------------
External Director?                           No
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Board Member
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term as Board member:               May 15, 2008
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Economics and Business
                                             Administration - BAR ILAN University; MBA - INSEAD
-------------------------------------------  -----------------------------------------------------
Director with accounting and financial       Yes
skills:
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and           Partner, Magna Venture Capital - for 10 years;
other corporations on which serves as        Partner, RIMON Management - for three years
Board member:
-------------------------------------------  -----------------------------------------------------
Family relations with another                No
interested party in the Company?
-------------------------------------------  -----------------------------------------------------

                                       15

10.  REG. 26A - SENIOR OFFICERS

-------------------------------------------  -----------------------------------------------------
NAME:                                        ADI (AVIAD) LIVNEH
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               1959
-------------------------------------------  -----------------------------------------------------
ID:                                          55373591
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       CEO
affiliate of the Company or of an            Board member of HITEX, MACRO, TEFRON USA
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term in office:                     September 1, 2008
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Mechanical Engineering -
                                             TECHNION, Graduate degree in Business
                                             Administration - BAR ILAN University
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     CEO, MOLICHEY TEVEL Group (2007-2008); CEO,
corporations on which serves as Board        KITAN Textile Industries Ltd. (2000-2007)
member:
-------------------------------------------  -----------------------------------------------------
Family member of another interested party    No
in the Company?
-------------------------------------------  -----------------------------------------------------
Independent authorized signatory for the     No
Company?
-------------------------------------------  -----------------------------------------------------

-------------------------------------------  -----------------------------------------------------
NAME:                                        ERAN ROTEM
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               1968
-------------------------------------------  -----------------------------------------------------
ID:                                          23592744
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       CFO
affiliate of the Company or of an            Board member of HITEX, MACRO, TEFRON USA
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term in office:                     August 17, 2008
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Accounting and Business
                                             Administration - Business Administration College,
                                             Tel Aviv
                                             Profession / qualification - CPA
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     CFO, Gamida For Lift and Healthcare Technologies
corporations on which serves as Board        Ltd. (2002-2008)
member:
-------------------------------------------  -----------------------------------------------------
Family member of another interested party    No
in the Company?
-------------------------------------------  -----------------------------------------------------
Independent authorized signatory for the     No
Company?
-------------------------------------------  -----------------------------------------------------

                                       16

-------------------------------------------  -----------------------------------------------------
NAME:                                        DAVID GERBI
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               1950
-------------------------------------------  -----------------------------------------------------
ID:                                          30731681
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Division Manager
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term in office:                     February 1, 2005
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Sociology and Political
                                             Science, OHEL SARAH College
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     Division Manager at TEFRON
corporations on which serves as Board
member:
-------------------------------------------  -----------------------------------------------------
Family member of another interested party    No
in the Company?
-------------------------------------------  -----------------------------------------------------
Independent authorized signatory for the     No
Company?
-------------------------------------------  -----------------------------------------------------

-------------------------------------------  -----------------------------------------------------
Name:                                        AMIT TAL
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               1970
-------------------------------------------  -----------------------------------------------------
ID:                                          2464138
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       VP, Business Development with the Company
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term in office:                     October 2008
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Economics and Business
                                             Administration - Haifa University
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     Serves in management positions at TEFRON
corporations on which serves as Board
member:
-------------------------------------------  -----------------------------------------------------
Family member of another interested party    No
in the Company?
-------------------------------------------  -----------------------------------------------------
Independent authorized signatory for the     No
Company?
-------------------------------------------  -----------------------------------------------------

-------------------------------------------  -----------------------------------------------------
Name:                                        ALON SHADMI
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               1963
-------------------------------------------  -----------------------------------------------------
ID:                                          057394645
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       VP, Marketing
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term in office:                     2007
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Industrial Engineering
                                             Management, MBA - Marketing track
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     Development Manager at TEFRON, Business Unit
corporations on which serves as Board        Director, VP Marketing
member:
-------------------------------------------  -----------------------------------------------------
Family member of another interested party    No
in the Company?
-------------------------------------------  -----------------------------------------------------
Independent authorized signatory for the     No
Company?
-------------------------------------------  -----------------------------------------------------

                                       17

-------------------------------------------  -----------------------------------------------------
Name:                                        MICHAEL BERGMAN
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               1959
-------------------------------------------  -----------------------------------------------------
ID:                                          68969450
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       VP, Technology and Development
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term in office:                     December 01, 2008
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Industrial Engineering
                                             Management - SHANKAR MBA - Manchester University
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     Worked for KITAN for past 20 years, of which the
corporations on which serves as Board        last 4 years as VP, Technology
member:
-------------------------------------------  -----------------------------------------------------
Family member of another interested party    No
in the Company?
-------------------------------------------  -----------------------------------------------------
Independent authorized signatory for the     No
Company?
-------------------------------------------  -----------------------------------------------------

------------------------------------------   -----------------------------------------------------
Name:                                        MEIR KUPERSHMIDT
------------------------------------------   -----------------------------------------------------
Date of Birth:                               1957
------------------------------------------   -----------------------------------------------------
ID:                                          054136502
------------------------------------------   -----------------------------------------------------
Position with the Company, subsidiary,       Board Member
affiliate of the Company or of an
interested party there in:
------------------------------------------   -----------------------------------------------------
Start of term in office:                     December 30, 2008
------------------------------------------   -----------------------------------------------------
Education:                                   Undergraduate degree in Business Administration
------------------------------------------   -----------------------------------------------------
Occupation in the past 5 years and other     VP, Operations at KITAN Industries and Gottex Models
corporations on which serves as Board
member:
------------------------------------------   -----------------------------------------------------
Family member of another interested          No
party in the Company?
------------------------------------------   -----------------------------------------------------
Independent authorized signatory for the     No
Company?
------------------------------------------   -----------------------------------------------------

-------------------------------------------  -----------------------------------------------------
Name:                                        MICHAL ORON
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               March 15, 1973
-------------------------------------------  -----------------------------------------------------
ID:                                          025167016
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Legal Counsel with the Company and its subsidiaries
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term in office:                     August 2004
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate Law degree - Tel Aviv University;
                                             Graduate Law Degree - BAR ILAN University
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     Legal Counsel with the Company
corporations on which serves as Board
member:
-------------------------------------------  -----------------------------------------------------
Family member of another interested party    No
in the Company?
-------------------------------------------  -----------------------------------------------------
Independent authorized signatory for the     No
Company?
-------------------------------------------  -----------------------------------------------------

                                       18

-------------------------------------------  -----------------------------------------------------
Name:                                        OFIR ZIGMAN
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               1976
-------------------------------------------  -----------------------------------------------------
ID:                                          038554275
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Corporate controller
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term in office:                     February 14, 2006
-------------------------------------------  -----------------------------------------------------
Education:                                   CPA, undergraduate degree in Economics
                                             Graduate degree in Business Administration
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     In charge of Audit files at KPMG Somech Chaykin
corporations on which serves as Board
member:
-------------------------------------------  -----------------------------------------------------
Family member of another interested party    No
in the Company?
-------------------------------------------  -----------------------------------------------------
Independent authorized signatory for the No  No
Company?
-------------------------------------------  -----------------------------------------------------

-------------------------------------------  -----------------------------------------------------
Name:                                        HANOCH ZLOTNIK
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               1956
-------------------------------------------  -----------------------------------------------------
ID:                                          069690733
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Group Treasurer, CFO of subsidiary, Board member of
affiliate of the Company or of an            HITEX, TEFRON, MACRO, TEFRON UK and TEFRON USA.
interested party there in:                   Representative with EL MASIRA Textile Company Ltd.
-------------------------------------------  -----------------------------------------------------
Start of term in office:                     1992
-------------------------------------------  -----------------------------------------------------
Education:                                   Accounting degree, qualified CPA
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     Company treasurer for 15 years and CFO at
corporations on which serves as Board        subsidiary, MACRO
member:
-------------------------------------------  -----------------------------------------------------
Family member of another interested party    No
in the Company?
-------------------------------------------  -----------------------------------------------------
Independent authorized signatory for the     No
Company?
-------------------------------------------  -----------------------------------------------------

-------------------------------------------  -----------------------------------------------------
Name:                                        RONI GRUNDLAND
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               1955
-------------------------------------------  -----------------------------------------------------
ID:                                          52758026
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Manager of MACRO
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term in office:                     May 2003
-------------------------------------------  -----------------------------------------------------
Education:                                   Degree in Industrial Engineering Management
                                             Law degree
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     Manager of MACRO
corporations on which serves as Board
member:
-------------------------------------------  -----------------------------------------------------
Family member of another interested party    No
in the Company?
-------------------------------------------  -----------------------------------------------------
Independent authorized signatory for the     No
Company?
-------------------------------------------  -----------------------------------------------------

-------------------------------------------  -----------------------------------------------------
NAME:                                        OFER ORLITZKI
-------------------------------------------  -----------------------------------------------------
Date of Birth:                               1959
-------------------------------------------  -----------------------------------------------------
ID:                                          054566252
-------------------------------------------  -----------------------------------------------------
Position with the Company, subsidiary,       Internal Auditor
affiliate of the Company or of an
interested party there in:
-------------------------------------------  -----------------------------------------------------
Start of term in office:                     February 2002
-------------------------------------------  -----------------------------------------------------
Education:                                   Undergraduate degree in Economics & Accounting;
                                             graduate degree in Business Administration
-------------------------------------------  -----------------------------------------------------
Occupation in the past 5 years and other     CPA, Senior partner at Leon, Orlitzki & Co CPAs
corporations on which serves as Board
member:
-------------------------------------------  -----------------------------------------------------
Family member of another interested party    No
in the Company?
-------------------------------------------  -----------------------------------------------------
Independent authorized signatory for the     No
Company?
-------------------------------------------  -----------------------------------------------------

                                       19

11.  REG. 26B - AUTHORIZED SIGNATORIES OF THE CORPORATION

     The Company has no independent authorized signatories as defined in Section
     37(d) of the Securities Act, 1968.

12.  REG. 27 - CORPORATION'S CPAS

     Kost, Forer, Gabbay & Ksirer, CPAs

     3 AMINADAV St., TEL AVIV

13.  REG. 28 - CHANGES TO ARTICLES OF INCORPORATION OR TO BYLAWS

     During the reported period no changes were made to the Articles of
     Incorporation or to Bylaws. On January 20, 2009, the Company's Articles of
     Incorporation and Bylaws were amended, so as to update the Company's registered share capital, in accordance with the decision of the Company
     General Meeting dated January 20, 2009 with regard to increasing the
     Company's registered share capital by 2,000,000 shares of NIS 10 par value each, and with regard to reverse-split of the Company's share capital, such that total registered share capital of the Company as of the report date consists of 6,999,550 shares of NIS 10 par value each, in lieu of 4,999,550 shares of NIS 10 par value each.

14.  REG. 29 - RECOMMENDATIONS AND DECISIONS OF BOARD MEMBERS

     14.1. BOARD MEMBER RECOMMENDATIONS TO THE GENERAL MEETING AND BOARD MEMBER
           RESOLUTIONS NOT REQUIRING APPROVAL BY THE GENERAL MEETING

          The Company Board of Directors resolved on April 2, 2008 to distribute a dividend amounting to $8 million to shareholders. This decision does not require approval of the General Meeting. Note that in accordance with Company Bylaws, distribution of interim dividend shall be brought up for approval by the General Meeting, which would approve a final dividend, and even should the General Meeting not approve the distribution of a final dividend, this would not detract from the
          Board of Directors' decision with regard to distribution of interim dividend.

     14.2. RESOLUTIONS BY THE GENERAL MEETING MADE OTHER THAN IN ACCORDANCE WITH
           RECOMMENDATIONS OF BOARD MEMBERS ON ISSUES SET FORTH IN SECTION 17.1
           ABOVE.

          None

     14.3. RESOLUTIONS OF SPECIAL GENERAL MEETING

          At a special General Meeting of Company shareholders held on April 9,
          2008, the Company General Meeting rejected the extension of appointment of an independent Board members dated July 15, 2007. At a special General Meeting of Company shareholders held on June 3, 2008, the Company General Meeting approved retrospectively the extension of appointment of the aforementioned independent Board members as of July
          15, 2007.

          At a special General Meeting of Company shareholders held on July 24,
          2008, terms of the contract with the Chairman of the Board of
          Directors, Mr. YA'AKOV GELBARD, were approved - including his remuneration, expense reimbursement, option grant and terms and conditions there of.

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15.  REG. 29A - CORPORATE RESOLUTIONS

     15.1. TRANSACTIONS REQUIRING SPECIAL APPROVAL PURSUANT TO SECTION 270(1) OF
           THE CORPORATE ACT

          15.1.1. Management agreement with the Chairman of the Board of
               Directors, Mr. YA'AKOV GELBARD, as approved by the General
               Meeting on July 24, 2008.

          15.1.2. Employment agreement of the CEO - for details see section 6 above.

     15.2. INSURANCE, WAIVER OR INDEMNIFICATION OF OFFICERS IN EFFECT AS OF THE
           REPORT DATE

          INSURANCE:

          A special General Meeting of Company shareholders on January 19, 2005 approved the purchase of Officer Liability insurance for all Company
          Board members and officers, including in conjunction with their office as Board members and officers of Company subsidiaries, and including any Company Board member or officer who is, or who will be, a controlling shareholder of the Company.

          The insurer, cumulative coverage amount of each Office Liability policy and the annual premium to be paid for the policy will be set by the Audit Committee and by the Board of Directors, who would determine that the amounts are reasonable under the circumstances in view of market conditions.

          The General Meeting resolved that the premium to be paid during the effective period of this framework resolution shall not exceed by over
          30% the annual premium paid for the preceding insurance year, and that the annual premium shall not increase by more then 75% or $200,000.

          During the effective period of this framework resolution, the insurance coverage amount shall not exceed the higher of: (a) US
          $15,000,000 or (b) 25% of Company shareholder equity in accordance with the most recent (audited or reviewed) financial statements published by the Company.

          This decision is a framework decision as defined in Corporate
          Regulations (Easements for transactions with interested parties), 2000
          ("the regulations"), and is effective since its approval by the Board of Directors and through the Company's annual General Meeting in 2009.

          INDEMNIFICATION:

          In accordance with decisions by the Company General Meeting dated
          August 5, 2002 and August 7, 2007, the Company grants to all its Board members and officers, as they may be from time to time, letters of indemnification at the most extensive wording allowed by Company
          Bylaws and by provisions of the Corporate Act, and in accordance with the wording as revised in accordance with resolution of the General
          Meeting dated August 7, 2007. In accordance with the resolution of the
          General Meeting dated August 7, 2007, waivers are no longer granted to
          Board members and officers - but rather only indemnification is granted.

          The maximum indemnification amount for all liabilities for all officers cumulatively, by virtue of the aforementioned letters of indemnification, shall not exceed 25% of Company shareholders' equity in accordance with Company consolidated financial statements most recently published prior to such payment.

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NAMES OF SIGNATORIES:        THEIR POSITIONS:

YA'AKOV GELBARD              Chairman of the Board of  Directors  __________________

ADI LIVNEH                   CEO                                  __________________

ERAN ROTEM                   CFO                                  __________________

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